Filed Pursuant to Rule 424(b)(1)

Registration No. 333-118901

PROSPECTUS

11,045,348 Shares

Knoll, Inc.

Common Stock

The selling stockholders of Knoll, Inc. are offering 11,045,348 shares of common stock. Knoll will not receive any of the proceeds from the sale of shares of common stock being sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We have been approved to list our common stock on the New York Stock Exchange under the symbol “KNL.”

Before buying any shares, you should carefully consider the risk factors described in “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$15.00	$165,680,220.00
Underwriting discounts and commissions	$1.05	$11,597,615.40
Proceeds, before expenses, to the selling stockholders	$13.95	$154,082,604.60

The underwriters may also purchase up to an additional 1,656,802 shares of common stock from the selling stockholders at the public offering price, less the underwriting discount and commissions within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about December 17, 2004.

Joint Book-Running Lead Managers

Goldman, Sachs & Co.	UBS Investment Bank

Co-Managers

Banc of America Securities LLC JPMorgan Merrill Lynch & Co.

The date of this prospectus is December 13, 2004.

Knoll

"Good design is good business."®

Florence Knoll

PAUSE WALL COVERING
NEW YORK CITY SHOWROOM

Knoll

KnollStudio®

RISOM COLLECTION

BARCELONA® COLLECTION

SAARINEN COLLECTION

GEHRY COLLECTION

HANS KNOLL & FLORENCE KNOLL, 1946

Seating

BULLDOG®

VISOR®

LIFE™

RPM®

SAPPER™

Files & Storage

CALIBRE® STORAGE TOWERS & LATERAL FILES

"I feel that it must be possible to harmonize the old and the new in our civilization."

Ludwig Mies van der Rohe

Office Systems

DIVIDENDS®

Office Systems

MORRISON™

REFF®

EQUITY®

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information other than the information contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

MARKET AND INDUSTRY DATA

The market and industry data presented in this prospectus are generally estimates and are based upon third-party data, including The Business and Institutional Furniture Manufacturers Association, or BIFMA, and our own internal estimates. While we believe that these data are reasonable, in some cases the data are based on our or others’ estimates and cannot be independently verified by us.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us, the sale of our common stock in this offering, our financial statements and notes to those financial statements that appear elsewhere in this prospectus.

Knoll, Inc.

Business Overview

We are a leading designer and manufacturer of branded office furniture products and textiles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of 314 professionals and a broad network of 225 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors. Our net revenues, operating income and net income for the twelve months ended September 30, 2004 were $692.6 million, $72.8 million and $29.3 million, respectively.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 30 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in recently introduced, award winning products, including the innovative LIFE™ chair and AutoStrada™ office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve superior financial performance and have positioned us for profitable growth.

We offer a comprehensive and expanding portfolio of high quality office furniture and textiles across five product categories. Historically, we have derived most of our revenues from office systems, which are modular workspaces with integrated panels, work surfaces, storage and lighting, and from specialty products, including our KnollStudio® collection of signature design classics furnishings, KnollTextiles™, Spinneybeck® leather and KnollExtra® accessories. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, desks and casegoods and tables. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furnishings purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Industry Overview

Overview. According to BIFMA, the U.S. office furniture market had $8.5 billion in shipments in 2003. Office systems and seating are the largest product categories, accounting for $2.6 billion (31%) and $2.3 billion (27%) of industry-wide shipments, respectively, in 2003. Industry demand is largely driven by macroeconomic factors, including corporate profitability, business confidence and service-sector employment. Together, these factors impact commercial construction, business expansion, absorption of vacant office space and, ultimately, demand for our products.

In addition to these macroeconomic factors, the demand for office furniture is influenced by workplace trends, including changes in work processes such as increases in the use of technology and the number of knowledge workers. Customers in the middle to upper end of the market are focused on improving productivity and efficiency, worker health and safety, ergonomics and environmental standards for the workplace. In addition, clients in these market segments demand highly customized solutions and premium service levels, including short lead times of generally three to five weeks, and strong after-market support. These trends have heightened the importance of providing office furnishings of superior quality, design and function.

Historical Industry Environment. The U.S. office furniture industry experienced positive growth in 23 of the 25 years preceding 2001. Moreover, in the four years from 1997 to 2000, the industry grew at an above-average compounded annual rate of 7.3%, driven by strong corporate profitability, business expansion and investment in infrastructure during the Y2K and “dot-com” booms. However, in 2001 through 2003, the economy suffered significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. As a result, our industry experienced a sales decline of more than 36% during that period. This steep decline had a particularly pronounced effect on office systems due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. As a consequence, industry-wide shipments in the office systems category declined by 45%, more than in any other category in the three years from 2001 through 2003.

Industry Recovery. During the first nine months of 2004, higher levels of corporate profitability, improving business confidence, increasing service-sector employment and increasing absorption of vacant office space all contributed to improving demand for office furniture products. During that period, the U.S. office furniture market experienced positive period-over-period growth in orders and shipments of 6.0% and 5.0%, respectively. According to BIFMA, U.S. office furniture shipments are forecasted to grow 4.8% in 2004 and 8.1% in 2005. The early stages of a recovery have been most evident in the seating, files and storage and casegoods categories, which are generally lower ticket purchases. We expect that a rebound in office systems will occur later in this recovery due to the typically larger commitment that the purchase of these products represents. We also believe that demand for office systems in North America will benefit from a general economic recovery, as companies expand, relocate to take advantage of lower rents, hire additional knowledge workers and reorganize to improve efficiency and productivity.

Long-Term Prospects for Industry Growth. Over the longer term, we believe demand for office furnishings in the middle to upper end of the market will increase due to a number of factors. These factors include the trend toward an information-based economy, higher levels of service-sector employment, and a flattening of organizational structures, all of which drive demand for office systems products. In addition, we expect demand will be supplemented by ongoing trends in work processes, concerns surrounding worker health and safety, ergonomics and an increased awareness of, and interest in, meeting environmental standards for the workplace.

Our Competitive Strengths

Legacy of innovative modern design. One of our greatest strengths is our 66-year history of creating modern furniture with enduring design, quality and innovation. This design heritage, pioneered by Hans and Florence Knoll, has been fostered over time and has enabled us to build strong associations and relationships with some of the world’s preeminent designers and architects, including Ludwig Mies van der Rohe, Eero Saarinen, Frank O. Gehry and Don Chadwick. By combining their creative vision with our commitment to developing modern, high quality products that address changing business needs, we are able to generate strong demand for our new product offerings and cultivate brand loyalty among our target clients.

Premier brand identity in office furniture and specialty products. Our brand identity provides credibility and prestige and is a key factor in our clients’ purchasing decisions as they seek to create workplaces that will help project a desired image, enhance facility performance and attract and retain employees. We believe our products represent a modern, high-quality collection of office furnishings with a sophisticated image. We target our products toward the middle to upper end of the market, where clients typically value the image and performance of their work environment. Our KnollStudio and KnollTextiles collections also showcase our design strength outside of the traditional office environment, and in many cases have become collectibles, which has further elevated our brand.

Strong margins and cash flow generation throughout the business cycle. Our distinctive operating approach has driven our industry leading operating income margins among our primary publicly-held competitors. Our lean organization, highly variable cost structure, motivated associates and disciplined approach to business and capital management have enabled us to remain profitable throughout the business cycle. For example, despite industry-wide revenue declines from the beginning of 2001 through 2003, we generated positive operating income and net income in each quarter during this period and reduced our debt by $265.9 million, from $646.8 million on January 5, 2001 to $380.9 million on December 31, 2003. As a result, we were able to maintain our focus on enhancing the client experience, introducing new products, developing our sales and marketing organizations and strengthening our competitive position, rather than devoting material resources to costly restructuring initiatives. During the first nine months of 2004, we continued to have positive net cash flows from operating activities of $36.2 million, which enabled us to fund a cash dividend of $70.6 million on September 30, 2004 while having a net increase in our indebtedness of only $45.0 million during this period.

Performance-driven culture and experienced management team. Our corporate culture is highly collaborative and encourages employees at all levels to communicate ideas and explore ways to improve our performance. Our associates are dedicated to producing quality products and take great pride in their work and in our reputation. Our senior management team has over 130 years of cumulative industry experience and a proven track record of achieving profitability throughout the business cycle. Moreover, managers throughout our organization are held accountable for achieving sales and cost targets and are motivated by and rewarded with performance-based compensation and equity ownership.

Reputation for superior products and client service. Our reputation for product and service excellence serves as an important factor when marketing to the architecture and design community and to new and existing clients. Our products are constructed with high quality materials and exhibit what we believe to be market leading workmanship, aesthetics and durability, as evidenced by the lifetime warranty we offer on many of our products. We work with clients to customize our products for their individual needs, and through our broad dealer network we provide installation and support services that enhance our clients’ purchasing experience. In addition, our client service organization, investments in management information systems and electronically linked dealer network allow us to provide clients who have many facilities with an integrated and reliable single point of contact for all their office furniture purchases.

Significant market position in office systems and an over $6 billion installed base. We enjoyed an estimated 16% category share in 2003 in the $2.6 billion U.S. office systems category. Office systems is the largest category in the U.S. office furniture industry and typically represents the largest portion of a client’s furniture expenditure. Office systems are long-lasting, are often the first furniture element a client specifies and are, therefore, key to securing long-term relationships. We believe our position provides us a strong base for recurring and add-on sales of products across all our categories. We estimate that more than half of our revenues are derived from our installed client base.

Strong direct selling organization and dealer network. Our experienced 314 person direct sales force and our network of 225 independent dealers in North America have close relationships with architects, designers, corporate facility managers and other professionals who influence product selection decisions for large clients and provide valuable input in the product development process. We have strong, long-standing relationships with our dealers and have historically experienced little dealer turnover. In addition, we have a dealer presence in every major metropolitan area across North America and our regional dealer network allows us to jointly and cost-effectively market to small and mid-sized accounts.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenues and profitability by pursuing the following initiatives:

Build on our strength in office systems. We are focused on growing our significant category share in office systems through continuous innovation, superior performance and aesthetics, and targeted customization. We will continue to offer systems with a broad range of features and price points to meet the needs of our existing and future clients and ensure our competitiveness. For example, in the second half of 2004, we have begun shipping the AutoStrada office system, which won a silver Best of NeoCon® award at this year’s national industry trade show.

Expand our market opportunity in seating, storage and casegoods. We believe we have the opportunity to increase our share in non-systems categories by cross selling to our existing and future office systems clients and securing stand-alone opportunities for the sales of seating, files and storage and casegoods. Over the last three years, we have actively begun to expand our product lines in these non-systems categories to address the more than $5.0 billion U.S. market for those goods. The following table shows the estimated percentages of total 2003 U.S. office furniture shipments represented by office systems, seating, files and storage and desks and casegoods, as compared to the corresponding percentages for our total U.S. shipments in 2003.

Product Category	% of Industry’s 2003 U.S. Shipments	% of Knoll’s 2003 U.S. Shipments
Office systems	30.5%	65.3%
Seating	26.6%	8.6%
Files and storage	21.5%	5.5%
Desks and casegoods	11.0%	3.0%

We have begun to realize the benefits of these expanded market opportunities. For example, our seating sales grew over 25% in the first nine months of 2004 versus the same period in 2003, substantially outpacing industry-wide growth in this category. In 2005, we plan to introduce new seating lines, including the next chair by the renowned seating designer Don Chadwick, which will further broaden the price range and performance breadth of our offerings in this category.

Capture a greater share of our dealer network’s sales. While our dealer network does not offer any products of our principal direct competitors, we estimate that a significant portion of our dealers’ non-systems sales consist of seating, files and storage and casegoods products of other manufacturers. We introduced the Knoll Essentials collection of easy-to-order, best-selling products from our broad range of office furnishings in January 2004 to target this opportunity. With a standard delivery lead-time of four weeks and special dealer incentives, we have made it easy and profitable for our dealers’ salespeople to sell these products. As we introduce new seating, storage and accessories products, our dealers are agreeing to refrain from selling other manufacturers’ comparable products.

Grow the Knoll high margin specialty businesses through expanded distribution and new product introductions. Our specialty businesses enhance our reputation for design and quality and represent our highest margin businesses. During the second half of 2004, we have begun expanding our KnollStudio distribution network to include residential furniture dealers and take advantage of growing consumer interest in modern and mid-century design for the home. We intend to double the pace of our KnollTextiles new product introductions in 2005 to help gain share in this very fragmented market.

Improve margins through our continuous improvement program and global sourcing initiative. During the past five years, we have implemented a culture of continuous improvement throughout our product development, manufacturing, client service and logistics operations. In addition to rationalizing capacity during the industry downturn, we improved processes, reduced lead-times, outsourced our logistics operations, improved working capital efficiency and enhanced client service performance. In addition, we recently launched a global sourcing initiative to capitalize on significant near-term opportunities to cost-effectively source selected components and raw materials globally.

Risks Related to Our Business and Strategy

Although we believe that our competitive strengths and our business strategy as set forth above will provide us with opportunities to reach our goals, there are a number of risks and uncertainties that may affect our financial and operating performance, including that:

•	our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment. For example, in the last recessionary economy, our sales declined by 29% in the three years from 2001 to 2003;

•	we may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins, and our competitors may develop new product designs that give them an advantage over us in making future sales;

•	our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline;

•	we are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins;

•	we rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our ability to market and distribute our products;

•	one of our largest clients, the U.S. government, is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms;

•	we may be vulnerable to the effects of currency exchange rate fluctuations because we pay some of our expenses in currencies other than the U.S. dollar and procure certain raw materials globally;

•	an inability to protect our intellectual property, or third party claims that we infringe upon their intellectual property rights, could have a significant impact on our business; and

•	potential labor disruptions or other interruptions of manufacturing operations may adversely affect our reputation, our vendor relations and our dealership network.

In addition to the preceding risks, you should also consider the risks discussed under “Risk Factors” and elsewhere in this prospectus.

Our Recent Refinancing

On September 30, 2004, in order to extend the maturities of our outstanding debt, obtain greater financial flexibility, take advantage of favorable debt capital markets and historically low interest rates and provide liquidity to our existing stockholders, we entered into the following new financial arrangements:

•	a $63.0 million revolving credit facility; and

•	a $425.0 million term loan facility.

We used the proceeds of the term loan facility to repay our prior revolving and term loan credit facilities and pay accrued interest in the aggregate amount of $355.2 million and to fund a cash dividend of $70.6 million to our existing stockholders. These transactions are referred to as our Refinancing. For additional information on our revolving and term loan facilities, or our new credit facility, see “Description of Certain Indebtedness.”

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P. As of September 30, 2004, Warburg Pincus and its affiliates beneficially owned approximately 90.6% of our outstanding common stock. Following the completion of this offering, Warburg Pincus and its affiliates will beneficially own approximately 64.7% of our common stock, or 62.4% if the underwriters’ over-allotment option is fully exercised.

Our principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041. Our telephone number is (215) 679-7991. We were incorporated in 1995 under Delaware law. Our website is located at http://www.knoll.com. The information on our website is not a part of this prospectus.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	11,045,348 shares

Common stock to be outstanding after this offering	47,893,658 shares

Use of proceeds

The proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy

Our board of directors currently intends to declare and pay quarterly dividends of $0.05 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

New York Stock Exchange symbol	KNL

The number of shares to be outstanding immediately after this offering excludes:

•	11,747,830 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2004, with exercise prices ranging from $6.12 to $16.34 per share and a weighted average exercise price of $11.09 per share; and

•	718,830 shares of common stock reserved for future grants under our stock option plans as of October 31, 2004.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their right to purchase up to an additional 1,656,802 shares to cover over-allotments; and

•	a two-for-one stock split of our common stock that occurred on December 13, 2004.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2003 and 2004, and as of September 30, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the nine months ended September 30, 2004 should not be considered indicative of results for the full fiscal year.

Certain information normally included in financial statements prepared in accordance with the U.S. generally accepted accounting principles has been omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission, or the SEC.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands)
Consolidated Statement of Operations Data:
Sales	$985,388	$773,263	$697,246	$518,207	$513,586
Cost of sales	594,446	492,902	460,911	343,241	341,349

Gross profit	390,942	280,361	236,335	174,966	172,237
Selling, general and administrative expenses	195,532	156,314	149,739	110,430	121,501
Restructuring charge	1,655	—	—	—	—

Operating income	193,755	124,047	86,596	64,536	50,736
Interest expense	42,101	26,541	20,229	15,225	13,233
Other (expense) income, net	(3,670)	2,933	(2,473)	(2,152)	(2,185)

Income before income tax expense	147,984	100,439	63,894	47,159	35,318
Income tax expense	60,794	40,667	27,545	20,088	15,328

Net income	$87,190	$59,772	$36,349	$27,071	$19,990

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Per Share Data:
Earnings per share:
Basic	$1.88	$1.29	$.78	$.58	$.43
Diluted	$1.80	$1.23	$.75	$.56	$.42
Weighted average shares outstanding:
Basic	46,285,108	46,345,714	46,317,530	46,320,752	46,300,556
Diluted	48,395,074	48,474,648	48,414,374	48,423,726	47,964,546

As of September 30, 2004
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Working capital	$56,100
Total assets	569,231
Total long-term debt, including current portion	425,781
Total liabilities	625,880
Stockholders’ deficit	(56,649)

SUMMARY CONSOLIDATED UNAUDITED QUARTERLY FINANCIAL DATA

The following summary consolidated unaudited quarterly financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for each quarter are unaudited and have been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the unaudited quarterly results. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the quarters during 2004 should not be considered indicative of results for the full fiscal year.

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$164,630	$177,014	$176,563	$179,039	$153,324	$178,821	$181,441
Gross profit	55,751	59,291	59,924	61,369	47,061	62,174	63,002

Selling, general and administrative expenses	35,662	36,351	38,417	39,309	35,548	44,149	41,804

Operating income	20,089	22,940	21,507	22,060	11,513	18,025	21,198

Interest expense	5,084	5,075	5,066	5,004	3,732	4,635	4,866

Other (expense) income, net	(3,592)	(1,819)	3,259	(321)	1,418	1,329	(4,932)

Income before income tax expense	11,413	16,046	19,700	16,735	9,199	14,719	11,400

Income tax expense	5,114	6,998	7,976	7,457	3,973	5,920	5,435

Net income	$6,299	$9,048	$11,724	$9,278	$5,226	$8,799	$5,965

Per Share Data:
Earnings per share:
Basic	$.14	$.20	$.25	$.20	$.11	$.19	$.13
Diluted	$.13	$.19	$.24	$.19	$.11	$.18	$.12
Weighted average shares outstanding:
Basic	46,340,306	46,319,020	46,312,786	46,307,976	46,314,236	46,300,508	46,297,630
Diluted	48,454,494	48,428,090	48,398,452	48,386,426	47,977,344	47,966,190	47,960,812
Statistical and Other Data:
Sales growth (decline) from comparable period during prior year	(16.8)%	(12.7)%	(5.9)%	(3.3)%	(6.9)%	1.0%	2.8%
Gross profit margin	33.9%	33.5%	33.9%	34.3%	30.7%	34.8%	34.7%

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making your decision to invest in shares of our common stock.

Risks Related to Our Business

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales of office furniture are significantly impacted by the level of corporate spending primarily in North America which, in turn, is a function of the general economic environment. In a recessionary economy, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. In addition, a recessionary economy may also result in saturation of the market by “just new” used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for more than half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery. Due to a combination of these factors, we experienced a significant decrease in sales and operating profits during the recent economic recession.

Geopolitical uncertainties, terrorist attacks, acts of war, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

Office furniture companies compete on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during an industry downturn. This price competition impacts our ability to implement price increases or, in some cases, such as during an industry downturn, maintain prices, which could lower our profit margins. Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer, Kathleen G. Bradley, our President and Chief Executive Officer – Knoll, North America, and Stephen A. Grover, our Senior Vice President – Operations. The loss of the services of any of these individuals or other key members of our management team could seriously harm our efforts to successfully implement our business strategy. While we currently maintain key man life insurance policies with respect to Mr. Cogan and Ms. Bradley, this insurance may not be sufficient to compensate us for any harm to our business resulting from any loss of their services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Raw materials comprised our single largest total cost for the year ended December 31, 2003. Steel is the primary raw material used in the manufacture of our products. Steel prices have increased by an average of 11% during the first nine months of 2004, and as a result our costs for steel have increased by $3.8 million during this period. Plastics are another raw material used in the manufacture of our products. The prices of plastics are sensitive to the cost of oil, which is used in the manufacture of plastics, and have increased significantly in recent months. To date, we have been successful in largely offsetting these recent price changes in raw materials through our global sourcing initiatives, primarily from China, Taiwan, Italy and Germany, and our continuous improvement programs. However, if the prices of certain raw materials, in particular steel, continue to increase, we may be unable to continue to offset any further increased costs through our global sourcing initiatives and continuous improvement programs. The prices and availability of raw materials may in the future be subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers’ allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in exchange rates and worldwide price levels. Future changes in the price for, or supply of, these raw materials and components could increase our cost of goods sold and reduce our profits and margins.

In addition, contracts with most of our suppliers are short-term contracts. These suppliers may not continue to provide raw materials to us at attractive prices, or, at all, and we may not be able to obtain the raw materials we need in the future from these or other providers on the scale and within the time frames we require. Moreover, we do not carry significant inventories of raw materials or finished goods that could mitigate an interruption or delay in the availability of raw materials. Any failure to obtain raw materials on a timely basis, or any significant delays or interruptions in the supply of raw materials, could prevent us from being able to manufacture products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate primarily under one-year non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable. If dealers go out of business or are restructured, we can suffer losses because they may not be able to pay us for furniture previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. The loss or termination of a significant number of dealer relationships could cause difficulties for us in marketing and distributing our products and a resulting decline in our sales.

One of our largest clients currently is the U.S. government, which is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business with the U.S. government.

For the year ended December 31, 2003, we derived approximately 13.0% of our revenue from sales to over 60 agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance, as well as the status of federal procurement laws that require certain government agencies to purchase products from Federal Prison Industries, Incorporated, or UNICOR, and whether certain waivers of the application of these laws will be continued. Our business is also sensitive to changes in national and international priorities and U.S. government budgets.

The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or a criminal offense in connection with any government contract, we could be suspended or debarred from all further government contracting.

We are highly leveraged, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

At September 30, 2004, we had total consolidated outstanding debt of approximately $425.8 million, which consisted of $425.0 million under our fully-drawn term loan facility and $0.8 million under local credit facilities maintained by our foreign subsidiaries. As of September 30, 2004, the total remaining credit available to us under our existing credit facility and those of our foreign subsidiaries was $63.0 million under our revolving credit facility, subject to increase to $75.0 million if we obtain additional commitments that can be effected without the consent of our lenders, and $9.6 million under the local credit facilities maintained by our foreign subsidiaries. Assuming we were to borrow the maximum available to us under our existing credit facility and those of our foreign subsidiaries, we would have total consolidated outstanding debt of approximately $498.4 million, or approximately $510.4 million should we obtain additional commitments under our revolving credit facility. The high level of our indebtedness could have important consequences to holders of our common stock, given that:

•	a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our new credit facility; and

•	the terms of our new credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our new credit facility prevents us from incurring any additional indebtedness other than (i) borrowings under our revolving credit facility (there were no outstanding borrowings as of September 30, 2004 under our revolving credit facility); (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in our new credit facility, such as purchase money indebtedness and capital lease obligations not to exceed $30.0 million in the aggregate and unsecured indebtedness not to exceed $50.0 million in the aggregate, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our new credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our new credit facility could result in a default thereunder. If payments to the lenders under our new credit facility were to be accelerated, our assets could be insufficient to repay in full our indebtedness under our new credit facility and our other liabilities. Any such acceleration could result in a foreclosure on all or substantially all of our subsidiaries’ assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We vigorously try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures.

If third parties claim that we infringe upon their intellectual property rights, we may incur liability and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may also have filed for patent protection which is not as yet a matter of public knowledge. Our efforts to identify and avoid infringing third parties’ intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location has an initial term that expires on August 27, 2006 with evergreen one-year terms thereafter, but may be terminated by either party on August 27, 2006 and anniversaries thereof with 60 days’ notice. While we have good relations with our Grand Rapids associates and the union, we may be unsuccessful in negotiating and agreeing upon a new collective bargaining agreement at that time if the current collective bargaining agreement is terminated. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations. In August 2004, a petition was filed with the National Labor Relations Board seeking to unionize employees at our Muskegon, Michigan, facility. In September 2004, our employees at this facility voted against unionization. In addition, we have experienced a number of brief work stoppages in recent years at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Our insurance may not adequately insulate us from expenses for product defects.

We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products in U.S. dollars and we also report our financial results in U.S. dollars, but we pay some of our expenses in other currencies. This can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits. In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. From time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions. We generally do not hedge our foreign currency exposure, and, to the extent that we determine not to do so in the future, we may be vulnerable to the effects of currency exchange rate fluctuations.

Risks Related to Our Common Stock and this Offering

Our principal stockholder and its affiliates will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

After the offering, our principal stockholder, Warburg Pincus will beneficially own approximately 64.7% of our outstanding common stock, or 62.4% if the underwriters’ over-allotment option is fully exercised. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

As a result of Warburg Pincus’ share ownership and representation on our board of directors, Warburg Pincus will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our principal stockholder may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. In addition, if our board of directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If our board of directors supports an acquisition of us by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve or block the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Because Warburg Pincus will control more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted, and have elected, to opt out of the New York Stock Exchange listing requirements that would otherwise require our board of directors to have a majority of independent directors and our compensation and nominating and corporate governance committees to be comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Future sales of our common stock in the public market could lower our share price.

We and our existing stockholders may sell additional shares of common stock into the public markets after this offering. We may also issue convertible debt securities to raise capital in the future. After the consummation of this offering, we will have outstanding 47,893,658 shares of common stock and options to purchase an additional 11,894,736 shares of common stock. This number includes the 11,045,348 shares being sold by the selling stockholders in this offering, which may be resold immediately in the public market. Of the remaining 48,743,046 outstanding shares and shares issuable upon exercise of options, 40,245,527 or 82.6% of our total outstanding shares and shares issuable upon exercise of options will be restricted from immediate resale under the “lock-up” agreements between certain of our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market after those “lock-up” restrictions expire or if they are waived by Goldman, Sachs & Co. and UBS Securities LLC in their sole discretion. The outstanding shares and shares issuable upon exercise of options subject to the “lock-up” restrictions will generally become available for sale at various times following the expiration of the lock-up agreements, which is 180 days after the date of this prospectus, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, or the Securities Act. In addition, options to purchase 1,926,612 shares of common stock will expire within 90 days following this offering if they are not exercised before then, subject to extensions in certain circumstances. The shares underlying these options will be available for immediate sale into the market.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus and its affiliates do not constitute an “interested stockholder.”

Upon any change in control, the lenders under our new credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The initial public offering price for our common stock was determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	our inability to raise additional capital;

•	conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

This offering will cause immediate and substantial dilution in net tangible book value.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in net tangible book value of $21.34 per share at the initial public offering price of $15.00 per share. Additional dilution is likely to occur upon the exercise of options granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns. Upon consummation of this offering, our costs will increase as a result of having to comply with the Exchange Act, the Sarbanes-Oxley Act and the New York Stock Exchange listing requirements, which will require us, among other things, to establish an internal audit function. We may not be able to do so in a timely fashion or without incurring material costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “possible”, “potential”, “predict”, “project”, or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described on the previous pages; changes in the financial stability of our clients; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

Our board of directors currently intends to declare and pay quarterly dividends of $0.05 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. Our new credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt instruments. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of September 30, 2004. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2004
(unaudited)
(in thousands)
Cash and cash equivalents	$12,336

Debt:
Term loan	$425,000
Revolving credit facility	—
Other	781

Total Debt	$425,781
Stockholders’ equity:
Common Stock ($0.01 par value; 100,000,000 shares authorized as of September 30, 2004, 200,000,000 shares authorized as adjusted; 46,295,758 shares issued and outstanding net of 116,500 treasury shares)	$463
Paid-in-capital	1,750
Accumulated deficit	(62,679)
Accumulated other comprehensive income	3,817

Total stockholders’ deficit	(56,649)

Total capitalization	$369,132

The number of shares of our common stock shown as issued and outstanding in the table above as of September 30, 2004 excludes:

•	11,805,172 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2004, with exercise prices ranging from $6.12 to $16.34 per share and a weighted average exercise price of $11.09 per share; and

•	661,488 shares of common stock reserved for future grants under our stock option plans as of September 30, 2004.

The number of shares of common stock issuable upon the exercise of options and the exercise price of such options presented as of September 30, 2004 give effect to an October 15, 2004 adjustment made, in accordance with the stock incentive plan provisions, in response to the special cash dividend that was paid to stockholders on September 30, 2004.

DILUTION

Our tangible net book value (deficit) per share of our common stock will be substantially below the initial public offering price. You will, therefore, incur immediate and substantial dilution of $21.34 per share, based on the initial public offering price of $15.00 per share. As a result, if we are liquidated, you might not receive any value on your investment.

Dilution in tangible net book value (deficit) per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value (deficit) per share of our common stock immediately afterwards. Net tangible book value per share represents (1) our total net tangible assets (total net assets less intangible assets), divided by (2) the number of shares of our common stock outstanding.

Our tangible net book value (deficit) at September 30, 2004 was approximately $(293.5) million, or $(6.34) per share. This amount represents an immediate dilution in net tangible book value of $21.34 per share to you. The following table illustrates this dilution per share:

Initial public offering price per share	$15.00
Net tangible book value (deficit) per share as of September 30, 2004	$(6.34)
Dilution per share to new investors	$21.34

As of September 30, 2004, there were options outstanding to purchase 11,805,172 shares of common stock, with exercise prices ranging from $6.12 to $16.34 per share and a weighted average exercise price of $11.09 per share. The number of shares of common stock issuable upon the exercise of options and the exercise price of such options as of September 30, 2004 give effect to an October 15, 2004 adjustment made, in accordance with the stock incentive plan provisions, in response to the special cash dividend that was paid to stockholders on September 30, 2004. The table above assumes that those options have not been exercised. To the extent outstanding options are exercised, you would experience further dilution if the exercise price is less than our net tangible book value per share.

The following table summarizes the total number of shares purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders, and, the total number of shares purchased from the selling stockholders, the total consideration paid to the selling stockholders and the average price per share paid by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (1)	35,250,410	76.1%	$75,285,820	31.2%	$2.14
New investors	11,045,348	23.9	165,680,220	68.8	15.00

Total	46,295,758	100.0%	$240,966,040	100.0%	$5.20

(1)	Excludes shares of common stock being sold by the selling stockholders and assumes exercise of outstanding options. As of September 30, 2004, there were options outstanding to purchase 11,805,172 shares of our common stock, with exercise prices ranging from $6.12 to $16.34 per share and a weighted average exercise price of $11.09 per share. The number of shares of common stock issuable upon the exercise of options and the exercise price of such options as of September 30, 2004 give effect to an October 15, 2004 adjustment made, in accordance with the stock incentive plan provisions, in response to the special cash dividend that was paid to stockholders on September 30, 2004.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will be approximately 73.5% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 12,702,150, or approximately 26.5% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our audited financial statements included elsewhere in this prospectus. The selected financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included elsewhere in this prospectus. The selected financial data as of and for the nine months ended September 30, 2003 and 2004 are derived from our unaudited financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2004 should not be considered indicative of results for the full fiscal year.

	Years Ended December 31,						Nine Months Ended September 30,
	1999		2000	2001	2002	2003	2003	2004
							(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$984,511		$1,163,477	$985,388	$773,263	$697,246	$518,207	$513,586
Cost of sales	593,442		682,421	594,446	492,902	460,911	343,241	341,349

Gross profit	391,069		481,056	390,942	280,361	236,335	174,966	172,237
Selling, general and administrative expenses	206,919		243,885	195,532	156,314	149,739	110,430	121,501
Restructuring charge	—		—	1,655	—	—	—	—

Operating income	184,150		237,171	193,755	124,047	86,596	64,536	50,736
Interest expense	21,611		44,437	42,101	26,541	20,229	15,225	13,233
Refinancing expense	6,356	(a)	—	—	—	—	—	—
Other (expense) income, net	(17,671	)(b)	3,026	(3,670)	2,933	(2,473)	(2,152)	(2,185)

Income before income tax expense	138,512		195,760	147,984	100,439	63,894	47,159	35,318
Income tax expense	60,151		79,472	60,794	40,667	27,545	20,088	15,328

Net income	$78,361		$116,288	$87,190	$59,772	$36,349	$27,071	$19,990

Per Share Data:
Earnings per share:
Basic	$1.06		$2.55	$1.88	$1.29	$.78	$.58	$.43
Diluted	$1.02		$2.43	$1.80	$1.23	$.75	$.56	$.42
Cash dividends declared per share:	$—		$4.75	$—	$—	$—	$—	$1.53
Weighted average shares outstanding:
Basic	73,761,018		45,572,652	46,285,108	46,345,714	46,317,530	46,320,752	46,300,556
Diluted	76,607,796		47,892,332	48,395,074	48,474,648	48,414,374	48,423,726	47,964,546

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$104,087	$32,678	$4,020	$(14,419)	$(28,238)	$(27,467)	$56,100
Total assets	742,306	695,130	639,003	590,351	561,001	559,338	569,231
Total long-term debt, including current portion	610,376	425,755	547,524	452,042	380,871	393,793	425,781
Total liabilities	836,500	899,505	761,321	653,474	569,120	582,270	625,880
Stockholders’ deficit	(94,194)	(204,375)	(122,318)	(63,123)	(8,119)	(22,932)	(56,649)

(a)	Cost incurred in connection with our leveraged recapitalization.
(b)	Consists primarily of costs incurred in connection with the modification of terms of our senior subordinated notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements, related notes and other financial information included elsewhere in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We are a leading designer and manufacturer of an expanding portfolio of high quality, branded office furniture products and textiles. Our products embody our commitment to innovation and are designed to provide enduring value and help clients shape their workplaces with imagination and vision. They are recognized for their high quality and sophisticated image and are targeted at the middle to upper end of the market.

Since 1997, the U.S. office furniture market has experienced periods of significant growth and contraction. In the four years from 1997 to 2000, the industry grew at an above-average compounded annual rate of 7.3%. In contrast, in 2001 through 2003, the industry experienced a sales decline of more than 36% due to a more challenging macroeconomic environment. Industry-wide shipments in the office systems category in particular declined by 45%, more than in any other category. During the first nine months of 2004, however, the U.S. office furniture market experienced positive period-over-period growth in orders and shipments of 6.0% and 5.0%, respectively. Consistent with these results, our sales backlog has grown by 6.3% since December 31, 2003. For a more detailed discussion of the trends in the U.S. office furniture market, see “Business— Industry Overview.”

Starting in early 2001, in an effort to maintain our gross profit and operating income margins, we reduced hourly headcount in response to declining sales volumes, eliminated certain salaried positions in North America, reduced the amount of square footage leased for operations and aggressively managed our discretionary expenditures. As a result, we have been able to maintain operating income margins that exceed those of our primary publicly held competitors, who are Herman Miller, Inc. and Steelcase, Inc.

Even with the more favorable recent macroeconomic environment, we have continued to aggressively manage our cost structure in order to maintain relatively strong profit margins, while maintaining our focus on growth initiatives that we believe will help to better position us to meet the needs of our clients as economic conditions continue to improve. These initiatives include investing in new product development and other sales and marketing initiatives designed to gain market share and investing in technology designed to streamline and simplify our order entry process and improve the client’s furniture buying experience. Upon consummation of this offering, however, our costs will increase as a result of having to comply with the Exchange Act, the Sarbanes-Oxley Act and the New York Stock Exchange listing requirements, which will require us, among other things, to establish an internal audit function.

In the first nine months of 2004, we experienced increases in sales of our seating, storage and specialty businesses. Our third quarter sales benefited from list price increases that we implemented in May 2004. Acceptance of the price increases indicates the continued reversal of industry pricing pressures that we experienced in 2001, 2002 and during the first half of 2003. Materials costs for steel and plastic increased by approximately $4.7 million during the first nine months of 2004 due to increasing prices. Our list price increases, along with our global sourcing initiative and continuous improvement program, have largely offset our materials costs increases in steel and plastics to date. For 2004, we estimate that the aggregate increase in materials costs for steel and plastic will be approximately $8 million. Without factoring in the potential benefits from our global sourcing initiative and continuous improvement program, we estimate that our materials costs for steel and plastic will increase by an additional $10 million in 2005 due to price increases. We anticipate that our existing and ongoing global sourcing initiative and continuous improvement program, recently implemented list price increases and selected additional list price increases will offset these further increased costs.

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(unaudited)
	(in thousands, except statistical data)
Consolidated Statement of Operations Data:
Sales	$164,630	$177,014	$176,563	$179,039	$153,324	$178,821	$181,441

Gross profit	55,751	59,291	59,924	61,369	47,061	62,174	63,002

Operating income	20,089	22,940	21,507	22,060	11,513	18,025	21,198
Interest expense	5,084	5,075	5,066	5,004	3,732	4,635	4,866
Other (expense) income, net	(3,592)	(1,819)	3,259	(321)	1,418	1,329	(4,932)
Income tax expense	5,114	6,998	7,976	7,457	3,973	5,920	5,435

Net income	$6,299	$9,048	$11,724	$9,278	$5,226	$8,799	$5,965

Statistical and Other Data:
Sales (decline) growth from comparable period during prior year	(16.8)%	(12.7)%	(5.9)%	(3.3)%	(6.9)%	1.0%	2.8%
Gross profit margin	33.9%	33.5%	33.9%	34.3%	30.7%	34.8%	34.7%
Backlog	$142,667	$125,508	$107,443	$107,023	$111,784	$116,206	$113,748

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts of reported assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ materially from such estimates. We believe that the critical accounting policies that follow are those of our policies that require the most judgment, estimation and assumption in preparing our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. This allowance is adjusted if, in our judgment, the financial condition of our clients and dealers has deteriorated and resulted in an impairment of their ability to make payments.

Inventory

Inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method. We write down inventory that, in our judgment, is impaired or obsolete. Obsolescence may be caused by the discontinuance of a product line, changes in product material specifications, replacement products in the marketplace and other competitive influences.

Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the related underlying tangible and identifiable intangible net assets resulting from a business acquisition. We discontinued the amortization of goodwill and our indefinite lived intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Annually, or if conditions indicate an earlier review is necessary, the estimated fair value of our defined reporting unit is compared to the recorded carrying amount of the reporting unit. As discussed in Note 2 to the consolidated financial statements, if the estimated fair value is less than the carrying value, goodwill may be impaired, and will be written down to its estimated fair value, if necessary.

In testing for potential impairment, we measure the estimated fair value using a combination of two methods based upon a discounted cash flow valuation and a market value approach.

The discounted cash flow method analysis is based on the present value of projected cash flows and a residual value and uses the following assumptions:

•	A business is worth today what it can generate in future cash to its owners;

•	Cash received today is worth more than an equal amount of cash received in the future; and

•	Future cash flows can be reasonably estimated.

The market value approach uses a set of five comparable companies to derive a range of market multiples for the last twelve months’ revenue and earnings before interest, taxes, depreciation and amortization.

We also perform an annual impairment analysis on our trademarks, which are not subject to amortization. In testing for potential impairment of our trademarks, we compare the fair value of our trademarks with their respective carrying amounts. If the carrying amount of the trademark exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In determining fair value of our trademarks, we have used an income approach. The income method used estimates the cash flow savings realized from owning the intangible asset and not having to pay a royalty for its use. This method is commonly referred to as a relief-from-royalty method. Under this approach, it is necessary to estimate a royalty rate for the product, which is then applied to the projected net revenues for that product line. Estimated cash flow savings are then discounted using the applicable discount rate. As of the most recent valuation date, the fair market value of our trademarks exceeded their carrying amount.

The key assumptions used to determine fair value of our defined reporting unit and intangible assets include product sales forecasts, cash flows, terminal values and the discount rate based on our weighted average cost of capital adjusted for the risks associated with our operations.

We continue to amortize our deferred financing fees over the life of the respective debt.

Product Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates and by material usage and service costs incurred in correcting a product failure. Cost estimates are based on historical product failure rates and identified one-time fixes for each specific product category. The accrued warranty cost generally varies in direct relation to sales volume, as such costs tend to be a consistent percentage of revenue. Should actual costs differ from original estimates, revisions to the estimated warranty liability would be required.

Employee Benefits

We are partially self-insured for our employee health benefits. We accrue for employee health benefit obligations based on an actuarial valuation. The actuarial valuation is based upon historical claims as well as a number of assumptions, including rates of inflation for medical costs and benefit plan changes. Actual results could be materially different from the estimates used.

Pension and Other Postretirement Benefits

We sponsor two defined benefit pension plans and two other postretirement benefit plans that cover substantially all of our U.S. employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by us, within certain guidelines. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.

We determine the expected long-term rate of return on plan assets based on aggregating the expected rates of return for each component of the plan’s asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments as of our annual measurement date and is subject to change each year. Holding all other assumptions constant, a one-percentage-point increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2003 net periodic pension expense by approximately $0.4 million. Likewise, a one percentage point increase or decrease in the discount rate would decrease or increase, respectively, 2003 net periodic pension expense by approximately $3.2 million.

Unrecognized actuarial gains and losses are recognized over the expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes with respect to the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized losses are systematically recognized as an increase in future net periodic pension expense in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions.

Key assumptions we use in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions (“OPEB”), under FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, include the assumed discount rate and the assumed rate of increases in future health care costs. The discount rate we use to determine the obligation for these benefits matches the discount rate used in determining our pension obligations in each year presented. In estimating the health care cost trend rate, we consider actual health care cost experience, future benefit structures, industry trends and advice from our actuaries. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. At December 31, 2003, the expected rate of increase in future health care costs was 9% for 2004, declining to 5% in 2008 and thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the benefit obligation as of December 31, 2003 by $2.4 million and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2003 by approximately $0.3 million. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the benefit obligation as of December 31, 2003 by approximately $2.0 million and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2003 by approximately $0.2 million.

The actuarial assumptions we use in determining our pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Commitments and Contingencies

We establish reserves for the estimated cost of environmental and legal contingencies when such expenditures are probable and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We engage outside experts as we deem necessary or appropriate to assist in the evaluation of exposure. From time to time, as information becomes available regarding changes in circumstances for ongoing issues as well as information regarding emerging issues, we reassess our potential liability and adjust our reserve balances as necessary. Revisions to our estimates of potential liability, and actual expenditures related to environmental and legal contingencies, could have a material impact on our results of operations or financial position.

Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely that not that some portion or all of the deferred tax assets will not be recognized.

At December 31, 2002, our deferred tax liabilities of $44.1 million exceeded our deferred tax assets of $30.7 million by $13.4 million. At December 31, 2003, our deferred tax liabilities of $53.6 million exceeded our deferred tax assets of $28.0 million by $25.6 million. Our deferred tax assets at December 31, 2002 and 2003 of $30.7 million and $28.0 million, respectively, are net of valuation allowances of $13.6 million and $17.0 million, respectively. We have recorded the above valuation allowance primarily for net operating loss carryforwards in foreign tax jurisdictions where we have incurred historical tax losses from operations, and have determined that it is more likely than not that these deferred tax assets will not be realized.

We evaluate on a quarterly basis the realizability of our deferred tax assets and adjust the amount of our allowance, if necessary. The factors we use to assess the likelihood of realization are our forecast of future taxable income and our assessment of available tax planning strategies that could be implemented to realize the net deferred tax assets.

Interest Rate Collar Agreements

We account for our interest rate collar agreements, which matured in March 2004, in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”). Our interest rate collar agreements are classified as risk management instruments not eligible for hedge accounting. In accordance with SFAS 133, we record the fair value of these agreements on our balance sheet and recognize changes in their fair value in earnings during the period the value of the contract changes. The fair value of the interest rate collar agreements represents the present value of expected future payments, as estimated by the counterparties, who are dealers in these instruments, and is based upon a number of factors, including current interest rates and expectations of future interest rates. Changes in valuation assumptions and estimates used by the counterparties could materially affect our results of operations or financial position.

Results of Operations

Nine months ended September 30, 2003 and 2004

	Three Months Ended			Nine Months Ended	Three Months Ended			Nine Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	September 30, 2003	March 31, 2004	June 30, 2004	September 30, 2004	September 30, 2004
	(unaudited)
	(in thousands, except statistical data)
Consolidated Statement of Operations Data:
Sales	$164,630	$177,014	$176,563	$518,207	$153,324	$178,821	$181,441	$513,586
Gross profit	55,751	59,291	59,924	174,966	47,061	62,174	63,002	172,237
Operating income	20,089	22,940	21,507	64,536	11,513	18,025	21,198	50,736
Interest expense	5,084	5,075	5,066	15,225	3,732	4,635	4,866	13,233
Other (expense) income, net	(3,592)	(1,819)	3,259	(2,152)	1,418	1,329	(4,932)	(2,185)
Income tax expense	5,114	6,998	7,976	20,088	3,973	5,920	5,435	15,328

Net income	$6,299	$9,048	$11,724	$27,071	$5,226	$8,799	$5,965	$19,990

Statistical and Other Data:
Sales growth (decline) from comparable period of prior year	(16.8)%	(12.7)%	(5.9)%	(11.9)%	(6.9)%	1.0%	2.8%	(0.9)%
Gross profit margin	33.9%	33.5%	33.9%	33.8%	30.7%	34.8%	34.7%	33.5%

Sales

Sales for the nine months ended September 30, 2004 were $513.6 million, a decrease of $4.6 million, or 0.9%, from sales of $518.2 million for the same period of 2003, primarily due to lower shipment volumes in the first quarter of 2004. The decrease of $4.6 million in sales for the first nine months of 2004 consisted of a decrease of $11.3 million, or 6.9%, in the first quarter, an increase of $1.8 million, or 1.0%, for the second quarter and another increase of $4.9 million, or 2.8%, for the third quarter as compared to same periods of 2003. These 2004 second and third quarter-over-quarter increases were the first back-to-back quarter-over-quarter increases in the past 13 quarters. A price increase in May 2004 contributed approximately $1.1 million to sales for the period ended September 30, 2004. Third quarter 2004 sales of $181.4 million represented the highest sales for any quarter thus far in 2004.

The 0.9% period-over-period decrease in sales for the nine months ended September 30, 2004 was directly attributable to a $29.0 million, or 8.9%, decrease in sales of office systems, offset by a $19.8 million, or 12.2%, increase in sales of our seating, storage, casegoods and specialty products. The increase in seating sales of $10.2 million, or 25.4%, was primarily due to increased sales of the LIFETM chair, which was introduced in 2002. Storage sales increased by $2.0 million, or 5.8%, as a result of enhancements to the storage product line such as the introduction of storage towers, while specialty products sales also benefited from new product introductions and increased by $3.4 million, or 4.1%. Casegoods sales increased by $4.2 million, or 374.6%, due to greater sales of our ReferenceTM product line, which was introduced in 2003. The decrease in sales of office systems was due to fewer large orders in this category. The 2004 third quarter decline in office systems sales slowed to 3.1% from third quarter 2003, while sales of seating, storage and specialty products increased 11.0% during the same period. We believe that an industry recovery would start with growth in the shorter lead time and lower ticket products such as seating and storage and that the rebound of office systems sales will lag that of the rest of the industry due to the typically larger spending commitment that the purchase of these products represents.

At September 30, 2004, sales backlog was $113.7 million, an increase of $6.3 million, or 5.9%, from sales backlog as of September 30, 2003.

Gross Profit and Operating Income

Gross profit for the nine months ended September 30, 2004 was $172.2 million, a decrease of $2.8 million, or 1.6%, from gross profit of $175.0 million for the same period in 2003. Operating income for the nine months ended September 30, 2004 was $50.7 million, a decrease of 21.4% from operating income of $64.5 million for the same period in 2003.

As a percentage of sales, gross profit decreased from 33.8% in the nine months ended September 30, 2003 to 33.5% in the nine months ended September 30, 2004. Operating income as a percentage of sales declined from 12.5% to 9.9% over the same period. The decreases in gross profit and operating income margins from the first nine months of 2003 to the first nine months of 2004 were primarily due to lower sales volumes in the first quarter of 2004, allowing less absorption of fixed overhead costs, which adversely affected 2004 margins by approximately 0.4%. Increasing prices for steel and plastic increased our materials costs by approximately $4.7 million, which adversely affected 2004 margins by approximately 1.0%. The increasing costs were in large part offset by our recent global sourcing initiative, which resulted in savings of approximately $1.1 million and improved 2004 margins by approximately 0.2%, our continuous improvement program, which resulted in savings of approximately $2.1 million and improved 2004 margins by approximately 0.4%, and list price increases, which contributed approximately $1.1 million to sales and improved 2004 margins by approximately 0.2%. The decrease in operating income margin from 2003 to 2004 also resulted from an increase of approximately $2.2 million in product development expense, which adversely affected operating income margin by approximately 0.4%, and an increase of approximately $4.5 million in employee related expenses, which adversely affected operating income by approximately 0.9%, in the nine month period of 2004 as compared to the same period of 2003.

Within the first nine months of 2004, gross profit margin increased from 30.7% in the first quarter to 34.8% and 34.7% in the second and third quarters, respectively, while operating margins increased from 7.5% in the first quarter to 10.1% and 11.7% for the second and third quarters, respectively. This sequential improvement in operating income margins was principally the result of increased overhead absorption on the higher sales volumes with the favorable impact of recently implemented price increases contributing to a lesser degree. Within the first nine months of 2003, gross profit margin decreased from 33.9% in the first quarter to 33.5% in the second quarter and then rose to 33.9% in the third quarter. Operating margins in 2003 increased from 12.2% in the first quarter to 13.0% in the second quarter and then fell to 12.2% in the third quarter.

Interest Expense

Interest expense for the nine months ended September 30, 2004 was $13.2 million, a decrease of $2.0 million from the comparable period in 2003, primarily as a result of our redemption on March 28, 2003 of the remaining $57.3 million principal amount of our 10.875% senior subordinated notes. The redemption was funded through our then-existing credit facility, which bore a lower rate of interest than the senior subordinated notes. The redemption and other reductions in debt reduced interest expense by $1.1 million but was offset by higher interest rates on our variable rate debt that increased interest expense by $2.8 million. In addition, we had net interest expense of $4.5 million under our interest rate collar and swap agreements in the nine-month period ended September 30, 2003 whereas we had a net interest expense of only $0.8 million under our interest rate collar agreements, which matured in March 2004, during the same period of 2004. Our interest rate swap agreements, which decreased the amount of net interest expense by $1.2 million in the nine-month period ended September 30, 2003, were terminated on March 11, 2003.

Other Income (Expense), Net

Other expense for the nine months ended September 30, 2004 includes a foreign exchange transaction loss of $0.5 million, consisting of gains of $0.6 million and $1.3 million during the first and second quarter of 2004, respectively, and a loss of $2.4 million in the third quarter of 2004, and is due primarily to a 2% devaluation of the United States dollar to the Canadian dollar, offset in part by exchange rate hedge agreements; a gain of $0.8 million related to our interest rate collar agreement, which matured in February 2004; and the write off of $2.5 million in deferred financing fees associated with the termination of our prior credit agreement on September 30, 2004.

Other expense for the nine months ended September 30, 2003 includes a foreign exchange transaction loss of $5.7 million due to a 17% deterioration of the United States dollar to the Canadian dollar; a gain of $4.5 million related to our interest rate swap and collar agreements; and a loss of $1.1 million on the early redemption of the remaining $57.3 million principal amount of our 10.875% senior subordinated notes due 2006.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. Our mix of pretax income was primarily responsible for the increase in the effective tax rate from 42.6% in the nine month period ended September 30, 2003 to 43.4% for the same period in 2004. Our effective tax rate in the United States and Canada is consistently around 40.0% of pretax income. Tax operating losses and related carry forwards in the countries in which we operate in Europe make the effective tax rate in Europe, for which we do not record a tax benefit, responsible for the differences in our consolidated effective tax rate.

Years ended December 31, 2002 and 2003

Sales

Sales during 2003 were $697.2 million, a decrease of $76.1 million, or 9.8%, from sales of $773.3 million in 2002 due to lower unit shipments. The decrease in sales extended across all product categories except seating, which increased approximately $6.0 million, or 11.8%, in 2003 as compared to 2002. This increase in seating sales was primarily attributable to increased sales of the LIFETM chair, which was introduced in 2002. Sales of office systems, our largest category, accounted for the greatest dollar and percentage decrease in sales, approximately $70 million, or 14.0%, due to fewer large orders in this category and an overall industry decline in office systems sales. The overall decrease in sales was primarily attributable to continued weakness in the U.S. economy and specifically in the macroeconomic factors (corporate profitability, business confidence and service-sector employment growth) that drive demand for our products. BIFMA estimates that U.S. office furniture shipments in 2003 declined 4.3% from shipments in 2002 and that U.S. office systems shipments declined 9.1% from 2002 to 2003. We believe that the weak U.S. economy disproportionately affected our sales because office systems decreased more than the other categories in the industry and represent a greater proportion of our sales than they do of industry sales. Industry pricing pressures experienced in the first half of 2003 reversed during the second half of the year. As a result, industry pricing pressures did not have a significant impact on sales during 2003.

Gross Profit and Operating Income

Gross profit in 2003 was $236.3 million, a decrease of $44.1 million, or 15.7%, from gross profit of $280.4 million in 2002. Operating income in 2003 was $86.6 million, a decrease of $37.4 million, or 30.2%, from operating income of $124.0 million in 2002. However, during 2003, we continued to outperform the industry with the highest operating income margin among our primary publicly-held competitors. Gross profit and operating income as percentages of sales during 2003 were 33.9% and 12.4%, respectively, as compared with 36.3% and 16.0% in 2002, respectively. The decreases in gross profit and operating income margins from 2002 to 2003 were primarily due to the decrease in year-over-year sales during 2003, allowing for less absorption of fixed overhead costs, which adversely affected gross profit margin by approximately 1.7%, and the weakening of the U.S. dollar versus foreign currencies, which adversely affected gross profit margin by approximately 1.0%.

During 2003, we sought to maintain our profitability by continuing our efforts, initiated in early 2001, to aggressively manage expenditures and reduce hourly headcount in response to declining sales volumes.

Interest Expense

Interest expense during 2003 was $20.2 million, a decrease of $6.3 million from interest expense in 2002. The decrease was the result of lower interest rates on our variable-rate debt, which reduced interest expense by $1.7 million, the redemption on March 28, 2003 of the remaining 10.875% senior subordinated notes funded through our then-existing credit facility, which reduced interest expense by $3.3 million because this credit facility had lower interest rates than the senior subordinated notes, and the overall reduction of debt, which reduced interest expense by $3.5 million. All of these offset net settlement payments of $6.6 million under our interest rate collar and swap agreements during 2003 versus a net payment of $4.4 million in 2002. The higher settlement payments resulted from the termination on March 11, 2003 of our two interest rate swap agreements that, historically, partially offset the payments required under our three interest rate collar agreements.

Other Income (Expense), Net

Other expense for 2003 includes a net foreign exchange transaction loss of $7.7 million, a loss of $0.8 million related to the termination of our two interest rate swap agreements, and a $7.3 million net gain related to our interest rate collar agreements. See Note 10 to the consolidated financial statements for further discussion of these derivative financial instruments. The net foreign exchange transaction loss consists primarily of the loss incurred with respect to unhedged short-term operating receivables of a Canadian subsidiary that are payable from our U.S. operations. Other expense also includes a $1.1 million loss on the early redemption of the remaining $57.3 million principal amount of our 10.875% senior subordinated notes due 2006.

Other income for 2002 includes a net gain of $4.9 million related to our interest rate collar agreements. See Note 10 to the consolidated financial statements for further discussion of these derivative financial instruments. Other income for 2002 also includes a $1.9 million loss on the early redemption of $50.0 million of our senior subordinated notes due 2006 and a net foreign exchange transaction loss of $0.4 million.

Income Tax Expense

Our effective tax rate is directly affected by changes in our consolidated pretax income and mix of pretax income and by the varying effective tax rates in the countries in which we operate. Our geographic mix of pretax income and these varying tax rates were primarily responsible for the increase in the effective tax rate to 43.1% in 2003 from 40.5% in 2002. Non U.S. tax losses for which a tax benefit was not recorded increased the 2003 effective tax rate by approximately 3%.

Years ended December 31, 2001 and 2002

Sales

Sales in 2002 were $773.3 million, a decrease of $212.1 million, or 21.5%, from sales of $985.4 million in 2001 primarily due to lower unit shipments and industry pricing pressures, which resulted in lower prices for our products in 2002 as compared to 2001 and an approximately $24 million, or 2.4%, decrease in revenues. The decrease in sales was spread across all of our product categories. Sales of office systems, our largest category, accounted for the greatest dollar and percentage decrease, approximately $168.0 million, or 25.2%, due to fewer large orders and an overall industry decline in office system sales. The overall decrease in sales was primarily attributable to continued weakness in the U.S. economy and specifically in the macroeconomic factors (corporate profitability, business confidence and service-sector employment growth) that drive demand for our products. BIFMA estimates that U.S. office furniture shipments in 2002 declined 19.0% from shipments in 2001 and that U.S. office systems shipments declined 23.3% from 2001 to 2002. We believe that the weak U.S. economy disproportionately affected our sales because office systems decreased more than the other categories in the industry and represent a greater proportion of our sales than they do of industry sales.

Gross Profit and Operating Income

Gross profit in 2002 was $280.4 million, a decrease of $110.5 million, or 28.3%, from gross profit of $390.9 million in 2001. Operating income in 2002 was $124.0 million, a decrease of $69.8 million, or 36.0%, from operating income of $193.8 million in 2001. However, during 2002, we continued to outperform the industry with the highest operating income margin among our primary publicly-held competitors. Gross profit and operating income as percentages of sales in 2002 were 36.3% and 16.0%, respectively, as compared with 39.7% and 19.7% in 2001, respectively. The decreases in gross profit and operating income margins from 2001 to 2002 were primarily due to the decrease in year-over- year sales during 2002, allowing for less absorption of fixed overhead costs, which adversely affected gross profit margin by approximately 1.6%, and industry pricing pressure, which adversely affected gross profit margin by approximately approximately 1.9%.

During 2002, we sought to maintain our profitability by continuing our efforts, initiated in early 2001, to aggressively manage our discretionary expenditures, reduce hourly headcount in response to declining sales volumes and eliminate certain salaried positions in North America.

Interest Expense

Interest expense during 2002 was $26.5 million, a decrease of $15.6 million from interest expense in 2001. The decrease in interest expense was the result of a net debt reduction of $95.6 million during 2002, which reduced interest expense by $6.1 million, lower short term borrowing rates in the U.S., which reduced interest expense by $9.7 million, and the redemption on April 30, 2002 of $50.0 million of 10.875% senior subordinated notes funded through our then-existing credit facility, which had lower interest rates than the senior subordinated notes that were redeemed and reduced interest expense by $2.2 million. All of these offset net settlement payments of $4.4 million under our interest rate collar and swap agreements during 2002 versus a net payment of $2.0 million in 2001.

Other Income (Expense), Net

Other income for 2002 includes a net gain of $4.9 million related to our interest rate collar agreements. See Note 10 to the consolidated financial statements for further discussion of these derivative financial instruments. Other income for 2002 also includes a $1.9 million loss on the early redemption of $50.0 million of our senior subordinated notes due 2006 and a net foreign exchange transaction loss of $0.4 million.

Other expense for 2001 includes a loss of $7.5 million related to our interest rate collar agreements and a net foreign currency transaction gain of $2.7 million. See Note 10 to the consolidated financial statements for further discussion of these derivative financial instruments. The net foreign currency transaction gain consists primarily of the gain recognized with respect to short-term operating receivables of a Canadian subsidiary that are payable from our U.S. operations.

Income Tax Expense

Our effective tax rate is directly affected by changes in our consolidated pretax income and mix of pretax income and by the varying effective tax rates in the countries in which we operate. Our geographic mix of pretax income and these varying tax rates were primarily responsible for the decrease in the effective tax rate to 40.5% in 2002 from 41.1% in 2001.

Liquidity and Capital Resources

The following table highlights certain key cash flows and capital information pertinent to the discussion that follows:

	2001	2002	2003	Nine Months Ended September 30, 2004
	(in thousands)
Cash provided by operating activities	$134,147	$95,366	$78,975	$36,201
Capital expenditures	25,020	18,114	9,722	7,146
Net cash used in investing activities	(24,949)	(18,077)	(10,117)	(7,145)
Purchase of common stock	403	494	526	186
Premium paid for early extinguishment of debt	—	1,813	1,037	—
Net proceeds from (repayment of) debt	121,750	(95,570)	(71,336)	45,000
Payment of dividend	220,339	—	—	68,183
Net cash used for financing activities	(98,992)	(97,877)	(72,899)	(28,800)

Historically, we have carried significant amounts of debt, and cash generated by operating activities has been used to fund working capital, capital expenditures and scheduled payments of principal and debt service. Our capital expenditures are typically for new product tooling and manufacturing equipment. These capital expenditures support new products and continuous improvements in our manufacturing processes. From time to time, we have used the proceeds of debt offerings to repay other debt and return capital to our stockholders.

At December 31, 2000, our outstanding indebtedness was $425.8 million. On January 5, 2001, we borrowed an additional $221.0 million under our then-existing credit facility to fund the payment of an aggregate dividend of $220.3 million to our stockholders. As a result of this borrowing, our aggregate debt on January 5, 2001 was $646.8 million. Despite industry-wide revenue declines from the beginning of 2001 through 2003, we generated positive operating income and net income in each quarter during the period and reduced debt by an aggregate of $265.9 million.

Net cash provided by operating activities was $79.0 million in 2003, $95.4 million in 2002 and $134.1 million in 2001. The decreases in operating cash flows in 2003 and 2002 were the result of lower sales during those years compared to the prior years. The decreases in sales in 2003 and 2002 were primarily attributable to continued weakness in the U.S. economy and specifically in the macroeconomic factors (corporate profitability, business confidence and service-sector employment growth) that drive demand for our products. In 2003, the decrease in cash flows from operations included $4.8 million in proceeds received from the termination of our interest rate swap agreements and $1.5 million in proceeds received from the settlement of one of our foreign currency contracts.

In 2003, we used available cash, including the $79.0 million of net cash from operations and $49.8 million of net borrowings under our then-existing revolving credit facility, to fund $9.7 million of capital expenditures, repay $121.1 million of debt and pay $1.0 million of premiums for the early extinguishment of debt. In 2002, we used available cash, including the $95.4 million of net cash provided from operations and $7.0 million of net borrowings under our then-existing revolving credit facility, to fund $18.1 million of capital expenditures, repay $102.6 million of debt and pay $1.8 million of premium for the early extinguishment of debt. In 2001, we used available cash, including the $134.1 million of net cash from operations and $153.0 million of net borrowings under our then-existing revolving credit facility, to fund $25.0 million of capital expenditures, repay $31.3 million of debt and to pay a dividend to our common stockholders of $220.3 million.

Cash used in investing activities was $10.1 million in 2003, $18.1 million in 2002 and $24.9 million in 2001, with the decreases in cash used in investing activities primarily attributable to decreases in capital expenditures. The sequential decreases in capital expenditures in 2001, 2002 and 2003 are the result of aggressive management of discretionary expenditures, one of the steps we took during this recessionary period to maintain our gross profit and operating income margins. Cash used in investing activities was $7.1 million for the nine months ended September 30, 2004, consisting primarily of capital expenditures. We estimate that our capital expenditures in 2004 and 2005 will be approximately $10 million to $12 million for each year.

Net cash provided by operating activities was $36.2 million for the nine months ended September 30, 2004 compared to $63.9 million for the nine months ended September 30, 2003. The decrease in operating cash flows was primarily attributable to an $11.0 million decrease in net income, adjusted for non-cash items, principally caused by higher operating expenses and a $7.6 million investment in working capital. Net cash provided by operating activities for the nine months ended September 30, 2003 also included cash proceeds of $4.8 million from the termination of our interest rate swap agreements and $1.5 million from the settlement of one of our foreign currency contracts.

On September 30, 2004, we repaid our then-existing revolving and term loan credit facilities with the proceeds of our new credit facility. Upon repayment of our then-existing credit facility, we paid as a dividend to our common stockholders an aggregate of $68.2 million in September 2004 and an additional $2.4 million in October 2004. As a result of the payment of the dividend, exercise prices for our outstanding options were adjusted on October 15, 2004 in accordance with the terms of our equity incentive plans. Our new credit facility with various lenders and UBS AG, Stamford Branch, as Administrative Agent, and Goldman Sachs Credit Partners L.P., as Syndication Agent, permits us to borrow an aggregate principal amount of up to $488.0 million, consisting of a $63.0 million revolving credit facility and $425.0 million term loan facility. Our new credit facility is guaranteed by all our existing and future domestic wholly owned subsidiaries. Our new credit facility includes a letter of credit subfacility. As of September 30, 2004, our outstanding indebtedness was $425.8 million, a net increase of $45.0 million from December 31, 2003, and we had no outstanding borrowings on our revolving credit facility. The refinancing of our credit facility has significantly improved our working capital position.

In addition to our new credit facility, our foreign subsidiaries maintain local credit facilities to provide credit for overdraft, working capital and other purposes. As of September 30, 2004, total credit available under such facilities was approximately $10.4 million, or the foreign currency equivalent.

We continue to have significant liquidity requirements. In addition to our significant cash requirements for debt service, we have commitments under our operating leases for certain machinery and equipment as well as manufacturing, warehousing, showroom and other facilities used in its operations. Future minimum lease payments required under our operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 31, 2003 are as follows: $8.5 million in 2004, $7.5 million in 2005, $6.1 million in 2006, $4.7 million in 2007, $3.7 million in 2008 and $9.5 million thereafter.

We are currently in compliance with all of the covenants and conditions under our new credit facility. For additional information on these covenants see “Description of Certain Indebtedness.” We believe that existing cash balances and internally generated cash flows, together with borrowings available under our new revolving credit facility, will be sufficient to fund normal working capital needs, capital spending requirements and debt service requirements and dividend payments for at least the next twelve months. In addition, we believe that we will have adequate funds available to meet long-term cash requirements and that we will be able to comply with the covenants under our credit agreements. Future principal debt payments may be paid out of cash flows from operations, from future refinancing of our debt or from equity offerings. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness, to satisfy our other debt obligations and to pay dividends to stockholders will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See “Risk Factors—We are highly leveraged, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.”

Contractual Obligations

The following summarizes our fixed long-term contractual obligations as of September 30, 2004 (in thousands):

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	$25,417	$50,314	$49,494	$442,845	$568,070
Operating leases	9,136	19,024	11,987	6,605	46,752
Purchase commitments	1,303	120	—	—	1,423
Pension obligations	6,699	1,580	—	—	8,279

Total	$42,555	$71,038	$61,481	$449,450	$624,524

Contractual obligations for long-term debt include principal and interest payments. Interest has been included at either the fixed rate or the variable rate in effect as of September 30, 2004, as applicable.

Environmental Matters

Our past and present business operations and the past and present ownership and operation of manufacturing plants on real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites that we previously used. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures about Market Risk

During the normal course of business, we are routinely subjected to market risk associated with interest rate movements and foreign currency exchange rate movements. Interest rate risk arises from our debt obligations and related interest rate collar and swap agreements. Foreign currency exchange rate risk arises from our foreign operations and purchases of inventory from foreign suppliers.

There was no significant impact on our operations as a result of inflation during the three years ended December 31, 2003.

Interest Rate Risk

We have both fixed and variable rate debt obligations for other than trading purposes that are denominated in U.S. dollars. Changes in interest rates have different impacts on the fixed and variable-rate portions of the debt. A change in interest rates impacts the interest incurred and cash paid on the variable-rate debt but does not impact the interest incurred or cash paid on the fixed rate debt.

We use interest rate collar agreements for other than trading purposes in order to manage our exposure to fluctuations in interest rates on our variable-rate debt. Such agreements effectively set agreed-upon maximum and minimum rates on a notional principal amount and utilize the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. The notional amounts are utilized to measure the amount of interest to be paid or received by us, quarterly, and do not represent the amount of exposure to credit loss. Fluctuations in LIBOR affect both our net financial instrument position and the amount of cash to be paid or received by us, if any, under these agreements.

The following table summarizes our market risks associated with our debt obligations and interest rate collar agreements as of December 31, 2003. For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates presented for variable-rate debt represent the weighted average interest rates on our then-existing credit facility borrowings as of December 31, 2003. For interest rate caps and floors, the table presents the notional amounts and related weighted average interest rates by year of maturity.

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Liabilities
Long-term Debt:
Fixed Rate	$90	$97	$102	$106	$110	$366	$871	$871
Average Interest Rate	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%
Variable Rate	$81,250	$298,750	—	—	—	—	$380,000	$380,000
Average Interest Rate	2.53%	2.53%	—	—	—	—

Rate Sensitive Derivative Financial Instruments
Interest Rate Caps:
Notional Amount	$200,000	—	—	—	—	—	$200,000	$—
Strike Rate	10.00%	—	—	—	—	—
Interest Rate Floors:
Notional Amount	$200,000	—	—	—	—	—	$200,000	$(2,100)
Strike Rate	5.12%	—	—	—	—	—

A 1% interest rate increase would increase interest expense by $3.8 million. We will continue to review our exposure to interest rate fluctuations and evaluate whether we should manage such exposure through derivative transactions.

Foreign Currency Exchange Rate Risk

We manufacture our products in the United States, Canada and Italy and sell our products in those markets as well as in other European countries. Our foreign sales and certain expenses are transacted in foreign currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 10.0% of our revenues in 2003 and 8.4% in 2002, and 34.0% of our cost of goods sold in 2003 and 29.2% in 2002, were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations resulted in a $7.7 million loss in 2003 and did not have a material impact on our financial results during 2002.

From time to time, we enter into foreign currency forward exchange contracts and foreign currency option contracts for other than trading purposes in order to manage our exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by our U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense). The aggregate fair market value of the foreign currency contracts outstanding at December 31, 2003 was $0.2 million, all of which was included in prepaid and other current assets on our consolidated balance sheet as of December 31, 2003. During 2003, we recognized a corresponding net gain related to the agreement. We also realized a net gain of $1.5 million related to agreements initiated and settled during 2003. We did not have any foreign currency forward exchange or option contracts outstanding at December 31, 2002. The aggregate net gain related to our foreign currency forward exchange contracts were not material for 2002.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 introduces a new consolidation model that determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The consolidation requirements apply immediately to variable interest entities created after January 31, 2003, and apply to all other variable interest entities in the first interim period ending after March 15, 2004. The consolidation requirements did not have a material effect on our financial statements.

Quarterly Results of Operations

The following table sets forth the unaudited quarterly results of operations for each of the 11 quarters ended September 30, 2004. The information for each quarter is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this document. In the opinion of management, all necessary adjustments, consisting only of normal, recurring adjustments, have been included to present fairly the unaudited quarterly results. The results of historical periods are not necessarily indicative of results for any future period.

	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$197,807	$202,662	$187,696	$185,098	$164,630	$177,014	$176,563	$179,039	$153,324	$178,821	$181,441
Cost of sales	123,675	126,666	120,649	121,912	108,879	117,723	116,639	117,670	106,263	116,647	118,439

Gross profit	74,132	75,996	67,047	63,186	55,751	59,291	59,924	61,369	47,061	62,174	63,002
Selling, general and administrative expenses	36,483	42,691	37,560	39,580	35,662	36,351	38,417	39,309	35,548	44,149	41,804

Operating income	37,649	33,305	29,487	23,606	20,089	22,940	21,507	22,060	11,513	18,025	21,198
Interest expense	8,123	7,150	5,768	5,500	5,084	5,075	5,066	5,004	3,732	4,635	4,866
Other income (expense), net	2,289	(3,910)	3,731	823	(3,592)	(1,819)	3,259	(321)	1,418	1,329	(4,932)

Income before income tax expense	31,815	22,245	27,450	18,929	11,413	16,046	19,700	16,735	9,199	14,719	11,400
Income tax expense	13,232	9,007	11,174	7,254	5,114	6,998	7,976	7,457	3,973	5,920	5,435

Net income	$18,583	$13,238	$16,276	$11,675	$6,299	$9,048	$11,724	$9,278	$5,226	$8,799	$5,965

Per Share Data:
Earnings per share:
Basic	$.40	$.29	$.35	$.25	$.14	$.20	$.25	$.20	$.11	$.19	$.13
Diluted	$.38	$.27	$.34	$.24	$.13	$.19	$.24	$.19	$.11	$.18	$.12
Weighted average shares outstanding:
Basic	46,358,246	46,346,388	46,341,406	46,337,102	46,340,306	46,319,020	46,312,786	46,307,976	46,314,236	46,300,508	46,297,630
Diluted	48,498,998	48,479,666	48,462,796	48,457,416	48,454,494	48,428,090	48,398,452	48,386,426	47,977,344	47,966,190	47,960,812

BUSINESS

General

We are a leading designer and manufacturer of branded office furniture products and textiles. We estimate that we had a 16% category share in 2003 in the $2.6 billion U.S. office systems category and a 7.5% market share in 2003 in the over $8.5 billion U.S. office furniture market. By our estimates, the five largest companies, including us, accounted for approximately 66% of the U.S. office furniture market in 2003.

We offer a comprehensive portfolio of products which are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We have a direct sales force and a broad network of independent dealers that sell our products throughout North America and internationally. Approximately 7% of our sales are outside North America, the majority of which are through our European operations.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our status as a pioneer in bringing the principles of modern design to the workplace is well established. Our design leadership is exemplified by recently introduced, award winning products, including the innovative LIFE™ chair and AutoStrada office furniture system. Additionally, Florence Knoll, our co-founder and first director of design, was awarded the 2002 National Medal Of Arts in recognition of her lifetime contributions to modern design. Our products are exhibited in major art museums worldwide, including more than 30 pieces in the permanent Design Collection of The Museum of Modern Art in New York.

In addition to our design excellence, our management philosophy and culture have enabled us to achieve superior financial performance and have positioned us for profitable growth. Our management philosophy fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Additionally, our employees participate in a variable incentive compensation system and have broad-based equity ownership in the company, which drives and motivates strong performance.

Industry Overview

The North American office furniture industry association, BIFMA, reported 2003 shipments of $8.5 billion for the U.S. office furniture market. These industry shipments are divided into five primary categories: office systems, seating, files and storage, desks and casegoods, and tables. Office systems consist of moveable panels, work surfaces, storage units, electrical distribution, lighting, organizing tools and freestanding components. These modular systems are popular with clients who require flexible space configurations or have open plan floorspace as is common in today’s office. Products in the seating category range from executive desk chairs to general task and side chairs. Storage products include items such as file cabinets, pedestals, towers and bookcases. Desks and tables range from classic executive desks used in private offices to conference tables and highly adjustable worktables, which can accommodate increasing technological demands.

Office systems and seating are the largest product categories in the U.S. office furniture market. The following table indicates the estimated shipments and percentage of total shipments for each product category in the U.S. office furniture industry in 2003.

Product Category	U.S. Category Shipments	% of U.S. Market
	(in billions)
Office systems	$2.6	30.5%
Seating	2.3	26.6
Files and Storage	1.8	21.5
Desks and Casegoods	0.9	11.0
Tables	0.6	6.8
Other	0.3	3.5

Industry demand is driven by several macroeconomic factors and workplace trends that have influenced the office furniture landscape. Corporate profitability, business confidence and service-sector employment are key macroeconomic factors that impact commercial construction, business expansion, absorption of vacant office space and, ultimately, demand for our products.

Workplace trends such as changes in work processes, increases in the use of technology and the number of knowledge workers also influence the demand for office furniture. Customers in the middle to upper end of the market are focused on improving productivity and efficiency, worker health and safety, ergonomics and environmental standards for the workplace. In addition, clients in these market segments demand highly customized solutions and premium service levels, including short lead times of generally three to five weeks, and strong after-market support. These workplace trends affect the style, features and functionality of new products and have heightened the importance of providing office furnishings of superior quality, design and function.

Companies increasingly rely on workplace design and office furniture layout to express and reinforce business processes, corporate culture and company identity. Several of the key workplace trends that we believe have impacted, and will continue to impact, demand for our products are as follows:

Continued organizational change and increased demand for space-efficient furniture. In an effort to continually improve workflow and greater operating efficiencies, clients are experimenting with workplace design to increase worker productivity and reduce facility costs. This focus on the benefits of reengineering, restructuring and reorganizing has led to changes in the nature of the work environment. An emphasis on teams, flatter organizational structures and more direct communication among employees at varying levels, coupled with the growing demand for efficient use of office space, has accelerated the need for redesigned space. Office furniture systems, which are simple, flexible and easy to install, offer superior space efficiency and significant advantages over traditional drywall offices. As a result, these systems have become an important part of office design.

New office technology and the resulting necessity for improved cable and data management. Technology proliferation in the workplace has placed new demands on furniture performance. Today, office furniture must have the capability to support multiple monitors, including flat panel technology, video conferencing, networked communications, fiber optics and portable technologies. As a result, facility managers demand an endless variety of workplace configurations that can easily accommodate these increasingly complex power and data requirements. In response, we have designed and modified all of our office systems lines to handle these requirements. Our systems are adaptable and can be easily enhanced and reconfigured to meet the different workflow solutions and future technological needs.

Corporate relocations. As companies expand or relocate to take advantage of lower rents and more technologically advanced facilities, they often take this opportunity to upgrade and install furniture that is better adapted to their business processes and corporate culture. As more companies move or renegotiate their leases to take advantage of lower rents, we expect that a portion of this rental savings may be reinvested in facility upgrades using our products.

Increased focus on workplace health and safety and ergonomic standards. Concerns about health and safety in the office have intensified in recent years in response to the soaring costs of workers’ compensation claims. This, coupled with a desire for more comfort in the workplace, has fostered an increased interest in ergonomic seating, adjustable tables, keyboard trays, monitor arms and laptop holders, which create a healthier, more comfortable and aesthetically pleasing work environment. We offer a wide selection of products with ergonomic features that enhance safety and comfort while also increasing user productivity.

Growing concern for indoor air quality. In response to the heightened awareness regarding indoor air quality, we have worked to design and modify our product offerings and manufacturing processes to help our clients meet voluntary indoor air quality standards for commercial real estate. Some of our products meet or exceed the voluntary indoor air quality standards developed by the GREENGUARD™ Environmental Institute, or GEI, a non-profit organization that oversees the GREENGUARD™ Certification Program for low-emitting products. Products such as these help our clients achieve voluntary indoor air quality criteria for buildings, such as the Leadership in Energy and Environmental Design, Commercial Interiors or LEED®-CI certification, developed by the U.S. Green Building Council, a non-profit trade association with members from many sectors of the building industry.

Desire to create unique work environments that help attract and retain knowledge workers. Recent trends away from traditional cubical configurations and efforts to create unique or custom office environments have resulted in a new interest in less conventional workplace layouts, such as 120-degree planning, which allows clients to create hexagonal configurations, as well as more customized, architecturally-based approaches to office design. As a result of these changing needs, we have developed products that represent an alternative to the traditional office system, yet continue to offer high performance, flexibility and elegance to the workplace. For instance, our Equity® and Morrison™ office systems can be configured in 120-degree relationships between workstations, allowing for the creation of more open, adaptable and high-performance office environments. In addition, our new AutoStrada office system, which we plan to begin shipping in the second half of 2004, responds to the desire for a more customized, European architectural aesthetic and offers a rich combination of materials, including wood, aluminum and glass, for the creation of a more differentiated work environment.

Historical Industry Environment. Historically, the U.S. office furniture industry has demonstrated positive growth characteristics including growth in 23 of the 25 years preceding 2001 and above-average compounded annual growth of 7.3% during the four years from 1997 to 2000. Industry growth during this period has been driven by strong corporate profitability, business expansion and investment in infrastructure during the Y2K and dot-com booms. However, the economic recession in 2001 through 2003 resulted in significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. That period, exacerbated by the tragic events of September 11, 2001, created economic hardships and uncertainty for a number of corporations, which cutback or eliminated investments in office space projects, and ultimately resulted in an industry sales decline of more than 36%. This steep decline had a particularly pronounced effect on office systems due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. As a consequence, industry-wide shipments in the office systems category declined by 45%, more than any other category in the three years from 2001 to 2003.

Industry Recovery. During the first nine months of 2004, the U.S. office furniture market experienced positive period-over-period growth in orders and shipments of 6.0% and 5.0%, respectively. This growth is expected to continue according to BIFMA, which forecasts U.S. office furniture shipments growth of 4.8% in 2004 and 8.1% in 2005. The early stages of a recovery have been most evident in the seating, files and storage and casegoods categories, which are generally lower ticket purchases. We expect that a rebound in office systems will occur later in this recovery due to the typically larger commitment that the purchase of these products represents. During that period, higher levels of corporate profitability, improving business confidence, increasing service-sector employment and increasing absorption of vacant office space all contributed to improving demand for office furniture products. We believe that demand for office systems in North America will benefit from a general economic recovery, as companies expand, relocate to take advantage of lower rents, hire additional knowledge workers and reorganize to improve efficiency and productivity.

Long-Term Prospects for Industry Growth. Over the longer term, we believe demand for office furnishings in the middle to upper end of the market will increase due to a number of factors. These factors include the trend toward an information-based economy, higher levels of service-sector employment, and a flattening of organizational structures, all of which drive demand for office systems products. In addition, we expect demand will be supplemented by ongoing trends in work processes, concerns surrounding worker health and safety, ergonomics and an increased awareness of, and interest in, meeting environmental standards for the workplace.

Our Competitive Strengths

Our business philosophy is to pursue growth and profitability by maintaining and enhancing our brand image and reputation for design and quality by working closely with our clients and dealers to identify areas of opportunity and improvement. Our growth strategy is designed to leverage our competitive strengths, which include:

Legacy of innovative modern design. One of our greatest strengths is our 66-year history of creating modern furniture with enduring design, quality and innovation. This design heritage, pioneered by Hans and Florence Knoll, has been fostered over time and has enabled us to build strong associations and relationships with some of the world’s preeminent designers and architects. Our collection of classic and current designs includes works by such internationally recognized architects and designers as Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen, Harry Bertoia, Massimo Vignelli, Frank O. Gehry, Emilio Ambasz, Maya Lin and Isamu Noguchi. We maintain a rich archive of historic designs that we periodically re-introduce, which excite the architectural and design community and reinforce our design heritage and our position as a design leader.

Today, we continue to engage prominent outside architects and designers, such as Don Chadwick, Piero Lissoni and 2x4, a New York-based design firm, to create new products and enhancements. By combining their creative vision with our commitment to developing modern, high-quality products that address changing business needs, we are able to generate strong demand for our new product offerings and cultivate brand loyalty among our target clients. For example, we developed the award winning and commercially successful LIFE™ chair with the Formway Design Group in New Zealand. Since its introduction in 2002, LIFE™ has helped drive our growth in the seating category and allowed us to compete successfully in the high-performance work chair market by improving sales of seating to our systems clients as well as by penetrating our competitors’ installed bases of office systems.

Premier brand identity in office furniture and specialty products. Our brand identity provides credibility and prestige and is a key factor in our clients’ purchasing decisions as they seek to create workplaces that will help project a desired image, enhance facility performance and attract and retain employees. We believe our products represent a modern, high-quality collection of office furnishings with a sophisticated image. We target our products toward the middle to upper end of the market, where clients typically value the image and performance of their work environment.

Our specialty products allow us to broaden the recognition of the Knoll brand. Our KnollStudio collection of chairs, barstools, lounge seating, conference, dining and occasional tables and KnollTextiles collection of upholstery, panel fabrics, wall coverings and drapery also showcase our design strength outside of the traditional office environment. Our KnollStudio collection has extended our identity beyond the workplace, with pieces that meet client needs in upscale restaurants, hotel spaces and other image-conscious venues. Many pieces from our KnollStudio collection, such as the Barcelona Chair, the Saarinen Womb Chair and the Bertoia Diamond Chair, have become collectibles, which has further elevated our brand.

Strong margins and cash flow generation throughout the business cycle. Our distinctive operating approach has driven our industry leading operating income margins among our primary publicly-held competitors. We have developed an operations philosophy that emphasizes disciplined investments, expense control, cost accountability and operating efficiency, as embodied by our continuous improvement efforts and management of capital expenditures. Our lean organization, highly variable cost structure, motivated associates and disciplined approach to business and capital management have enabled us to remain profitable throughout the business cycle.

Despite industry-wide revenue declines from the beginning of 2001 through 2003, we reduced our debt by $266 million and generated positive operating income and net income in each quarter during this period. As a result, we were able to maintain our focus on enhancing the client experience, introducing new products, developing our sales and marketing organizations and strengthening our competitive position, rather than devoting material resources to costly restructuring initiatives.

Performance-driven culture and experienced management team. Our corporate culture is highly collaborative and encourages employees at all levels to communicate ideas and explore ways to improve our performance. Our associates are dedicated to producing quality products and take great pride in their work and in our reputation. Our senior management team has over 130 years of cumulative industry experience and a proven track record of achieving profitability throughout the business cycle, and our managers throughout the organization are held accountable for achieving sales and cost targets. For example, compensation of our sales managers is linked to the achievement of profitable sales and growth targets, and compensation of our operations managers is linked to the achievement of plant cost and client satisfaction targets. We believe that this variable, performance-based compensation, as well as equity ownership, motivates and rewards our employees by linking their compensation to performance criteria which they have the ability to affect as employees.

Reputation for superior products and client service. Our reputation for product and service excellence serves as an important factor when marketing to the architecture and design community and to new and existing clients. Our products are manufactured and assembled by experienced and dedicated associates who take great pride in our company. We believe the involvement of all of our associates, from plant associates to senior management, results in products with superior aesthetics and durability. Our products, which exhibit what we believe to be market-leading workmanship, are created with high-quality materials, which are selected with a focus on using recycled materials and environmental responsibility. The lifetime warranty we offer on many of our products gives clients confidence in their durability and supports our reputation for product quality and endurance. In addition, we enhance our clients’ purchasing experience by working with clients to customize our products for their individual needs. We estimate that over 20% of our total sales are uniquely customized by our clients. In addition to working with our clients to customize our products, we provide project management, installation and other support services through our broad dealer network. Recent investments in client service, management information systems and an electronically linked dealer network allow us to provide clients who have many facilities with an integrated and reliable single point of contact for all their office furniture purchases.

Over the past five years, we have significantly improved our reputation for service and consistency as evidenced by dealer surveys and client service performance metrics. From 2000 to 2003, we increased our electronic orders from zero to more than 50% of total orders, and we have reduced order entry cycle times by two weeks. We also implemented a system of measures that allows us to quote delivery dates rather than ship dates to our clients, thus allowing them to better coordinate their space planning projects. Additionally, we introduced consolidated logistics centers to improve delivery quality and reduce costs. Based on recent dealer surveys, we believe that we have made significant progress in improving our reliability and service performance.

Significant market position in office systems and an over $6 billion installed base. We enjoyed an estimated 16% category share in 2003 in the $2.6 billion U.S. office systems category. Office systems is the largest category in the U.S. office furniture industry and typically represents the largest portion of a client’s furniture expenditure. Our office systems are designed with the utmost flexibility in mind, which allows clients to add, update and change their office space without rendering their existing installed systems obsolete. This flexibility has been key in establishing our strong market position in the systems category. Office systems are long-lasting, are often the first furniture element a client specifies, and are, therefore, key to securing our long-term relationships. We believe our market position provides us a strong base for recurring and add-on sales of our products across all our categories. We are able to work with our existing clients and build on their satisfaction with our office systems to expand their purchases into seating, files and storage, casegoods and other areas. We estimate that more than half of our revenues are derived from our installed client base.

Strong direct selling organization and dealer network. Our experienced 314 person direct sales force and our network of 225 independent dealers in North America have close relationships with architects, designers, corporate facility managers and other professionals who influence product selection decisions for large clients and provide valuable input in the product development process. Our tradition of working closely with clients to help create spaces that elevate the appearance and productivity of the workplace dates back to our co-founder, Florence Knoll, and her pioneering work with many major American corporations in the 1950’s. Florence Knoll led the creation of the Knoll Planning Unit, focused on working with clients to plan and design office space, a revolutionary concept for the period. Today, that legacy is preserved in our experienced research team, which works with architects and design professionals to develop and implement workplace strategies. Our sales force’s compensation, we believe to a greater degree than the compensation of our competitors’ sales forces, is variable and is influenced by both volume and discount management, which drives them toward growth in profitable sales. We have strong, long-standing relationships with our dealers and have historically experienced little dealer turnover. In addition, we have a dealer presence in every major metropolitan area across North America and our regional dealer network allows us to jointly and cost effectively market to small and mid-sized accounts.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenue and profitability by pursuing the following initiatives:

Build on our strength in office systems. We are focused on growing our significant category share in office systems through continuous innovation, superior performance and aesthetics, and targeted customization. With an estimated 20% or more of our total sales uniquely customized by our clients, we believe that our ability to respond to client needs has contributed to our strong market position. We will continue to offer systems with a broad range of features and price points to meet the needs of our existing and future clients and ensure our competitiveness. For example, in the second half of 2004, we plan to begin shipping the AutoStrada office system, which won a silver Best of NeoCon® award at this year’s national industry trade show. Continued strength in office systems is critical to achieving significant market share in the industry.

Expand our market opportunity in seating, storage and casegoods. Over the last three years, we have actively begun to expand our product lines in the seating, files and storage and casegoods categories to address the more than $5 billion U.S. market for those goods. The following table shows the estimated percentages of total 2003 U.S. office furniture shipments represented by office systems, seating, files and storage and desks and casegoods, as compared to the corresponding percentages for our total U.S. shipments in 2003.

Product Category	% of Industry’s 2003 U.S. Shipments	% of Knoll’s 2003 U.S. Shipments
Office systems	30.5%	65.3%
Seating	26.6%	8.6%
Files and storage	21.5%	5.5%
Desks and casegoods	11.0%	3.0%

We believe that we have the opportunity to increase our share in non-systems categories by cross selling to our existing and future office systems clients, which can increase our revenues on specific orders. Once clients have installed a Knoll office system, our selling organization has a platform from which to expand client purchases into our complementary products. We also have the opportunity to attract new clients and capture share in non-systems categories by securing stand-alone sales in seating, files and storage and casegoods. As part of the effort to expand our market opportunity, we have invested in key new product introductions and existing product enhancements, including the award winning LIFE™ chair, the Visor® stacking chair, the Jellyfish™ laptop holder, the Reference wood casegoods and the expanded Calibre® files and architectural towers collection. In 2005, we are planning to introduce new seating platforms, including the next chair by the renowned seating designer Don Chadwick, which will further broaden the price range and performance breadth of our offerings in this category.

The opportunity available in non-systems categories is demonstrated by our recent sales in the seating category, which grew over 25% in the first nine months of 2004 versus the same period in 2003, substantially outpacing industry-wide growth in this category. Additionally, for the second year in a row the Office Furniture Dealers Alliance recognized us for the industry’s most comprehensive product line, which serves as recognition of our expanded product offering.

Capture a greater share of our dealer network’s sales. While our dealer network does not offer any products of our principal direct competitors, we estimate that a significant portion of our dealers’ non-systems sales consist of seating, files and storage and casegoods products of other manufacturers. In January 2004, to target this opportunity, we introduced the Knoll Essentials program, a collection of easy-to-order, best-selling products from our broad range of office furnishings. The Knoll Essentials catalog is a marketing tool that makes selling Knoll products easier and more appealing for our dealers and has translated into increased sales volumes from our dealer network. In conjunction with the Knoll Essentials introduction, we also placed sales representatives and technical specialists into certain key dealerships to work with dealers and clients to support the program. With a standard delivery lead-time of four weeks and special dealer incentives, we have made it easy and profitable for our dealers’ salespeople to sell these products. As we introduce new seating, storage and accessories products, our dealers are agreeing to refrain from selling other manufacturers’ comparable products.

Grow the Knoll high margin specialty businesses through expanded distribution and, new product introductions. The KnollStudio, KnollExtra, KnollTextiles and Spinneybeck businesses, which represent over 15% of our revenue, are our highest margin product lines and enhance our design and quality reputation. We intend to continue to design, commission and acquire products for our KnollStudio line and re-introduce Knoll design classics to generate publicity, goodwill and increased sales. During the second half of 2004, we plan to expand our specialty product distribution network through our Knoll Space retail program, a plan to introduce high-end residential furniture direct-to-client-retailers into our distribution network. This partnership with residential furniture dealers allows us to take advantage of growing consumer interest in modern and mid-century design for the home. We expect to have 40 residential retail dealers working with us through the Knoll Space program, by the end of 2005.

We intend to double the pace of our KnollTextiles new product introductions in 2005 to help gain share in this very fragmented market. As another component to our strategy to grow the Knoll specialty business, we appointed new KnollTextiles management with experience in both the textiles and contract furniture markets in June 2004. Other specialty products, such as the KnollExtra office accessory division and our Spinneybeck leather division, also offer the opportunity to achieve incremental growth and attractive margins.

Improve margins through our continuous improvement program and global sourcing initiative. During the past five years, we have implemented a culture of continuous improvement throughout our product development, manufacturing, client service and logistics operations. One important initiative during the recent downturn was to reduce our operations’ square footage by eliminating leased warehouse facilities and subcontracting our logistics operation to Penske Logistics LLC. Additionally, we improved our shipped complete and correct performance from 94.3% to 95.2% and our manufacturing on-time performance from 94.0% to 95.7%. Through these and other actions, we were able to enhance processes and reduce cycle time to better utilize existing space and equipment instead of adding manufacturing square footage.

We also recently launched a global sourcing initiative to capitalize on significant near-term opportunities to cost-effectively source selected components and raw materials globally. We have identified over an estimated $60 million of domestically sourced materials that could be purchased overseas while maintaining product quality and lead times. In 2003, we purchased approximately $13 million of components and raw materials from overseas suppliers, primarily from China, Taiwan, Italy and Germany, and anticipate purchasing approximately $21 million of components and raw materials from such suppliers in 2004. To date, we have saved a significant amount on materials sourced globally that were previously purchased domestically.

Products

We offer a comprehensive and expanding portfolio of branded office furniture products, textiles and accessories noted for their high quality and sophisticated image. Our commitment to innovation, modern design and meeting environmental standards for the workplace is reflected in products designed to provide enduring value that consistently meets client needs.

We offer products across five categories: (i) office systems, which are typically modular and moveable workspaces with functionally integrated panels, work surfaces, desk components, pedestal and other storage units, power and data systems and lighting; (ii) specialty products, including high image side chairs, sofas, desks and tables for the office and home, textiles, accessories and leathers and related products; (iii) seating; (iv) files and storage; and (v) desks, casegoods and tables. Historically, we have derived most of our revenues from office systems and specialty products; however, in recent years, we have expanded our product offering in non-systems categories, with a particular focus on seating and accessories.

Our major product categories and lines include:

Systems Furniture

We believe that office systems purchases are divided primarily between architect and designer-oriented products, and entry-level products with technology, ergonomic and functional support. Our office systems furniture reflects the breadth of these segments with a variety of planning models and a corresponding depth of product features. Our office systems furniture can define or adapt to virtually any office environment from collaborative spaces for team interaction to private executive offices.

Systems furniture consists principally of functionally integrated panels, work surfaces, desk components, pedestal and other storage units, power and data systems and lighting. These components are combined to create flexible, space-efficient work environments that can be moved, re-configured and re-used. Our clients, often working with architects and designers, have the opportunity to select from our palette of laminates, paints, veneers and textiles to design workspaces appropriate to their organizations’ personality. Our systems furniture product development strategy aims to insure that our product line enhancements can be added to clients’ existing installations, maximizing the value of our clients’ investments in our systems products.

Office systems furniture accounted for approximately 61.5% of our sales in 2003, 64.5% of sales in 2002 and 67.6% of sales in 2001.

Systems furniture product lines include the following panel and desk-based planning models:

AutoStrada

AutoStrada, which we plan to begin shipping in the second half of 2004, is one of the most comprehensive office concepts that we have developed. AutoStrada provides aesthetic and functional alternatives to traditional panel-based and desk-based systems furniture with four planning models that combine high-performance furniture with the look of custom millwork. The AutoStrada spine-based, storage-based, wall-based and collaborative/open table planning models leverage a consistent design aesthetic to create a distinctively modern office environment. Whether an office requires a high performance open plan system, architectural casegoods, progressive private office furniture or a collaborative “big table” concept, AutoStrada provides a solution. AutoStrada received a silver 2004 Best of NeoCon® award.

Dividends®

Dividends is a straightforward, versatile frame-and-tile furniture system featuring a universal panel frame. Removable panel inserts, which can be ordered in fabric, steel, glass or as marker boards, meet a range of clients’ design and budgetary needs. The Dividends panel frame enables our clients to utilize either monolithic, tiled or beltway panel type for applications throughout the workplace, and power and data access may be located virtually anywhere on the panel. The panel, in combination with the universal post, makes the Dividends system easy to re-configure, and workstations do not have to be dissembled to make changes to the panel. Dividends accommodates off-module planning, encouraging workstation design flexibility as well as the placement of freestanding Dividends desk components.

Equity

The distinguishing feature of Equity is its unique centerline modularity, which maximizes the efficient use of space for high-density workplaces with a minimal inventory of parts. Equity incorporates power and data capabilities, including desktop features, and integrates with Currents®, which is described below, to provide advanced wire management capabilities. Equity components also create modular freestanding desks and Equity 120-degree planning enables clients to create sleek, hexagonal configurations that are well suited for call and data centers. For both 90- and 120-degree Equity planning, a variety of components accommodate clients’ needs for privacy and storage: add-on screens, bi-fold doors and side-door components. Add-on screens are available in perforated steel, polycarbonate, Plexiglas® and Imago™ to accommodate various aesthetic and budgetary requirements. Equity continues to lead the industry in terms of sustainable design. Equity was the first office system to use synthetic recycled gypsum composite for internal panel construction, which is composed of 64% recycled materials.

Morrison

We believe that Morrison, which meets essential power and data requirements for panel and desk-based planning and private offices, offers one of the broadest ranges of systems performance in the industry. Morrison 120-degree panel-based planning, introduced in June 2003, extends the Morrison legacy of systems planning flexibility through a definitive vocabulary of universal systems components. Morrison has been upgraded continually with interchangeable enhancements from its Morrison Network, Morrison Access and Morrison Options lines. In addition, Morrison integrates with Currents to provide advanced wire management capabilities, as well as with our Calibre and Series 2 desks, pedestals, lateral files, overhead storage cabinets and architectural towers to provide compatible, cost-effective panel and desk-based solutions.

Reff ®

Reff is our flagship wood systems furniture platform. It combines the high performance capabilities of panel-based systems furniture and the refined elegance of wood casegoods, showcasing sophisticated all-wood construction and precisely crafted detail. Reff is available in an extensive range of veneers, and durable laminates and metal options that can be used interchangeably in panel-based open areas as well as in private offices, as freestanding casegoods. Reff offers clients a variety of flexible panel types, making it easy to create virtually any type of workstation and has extensive power and data management capabilities for data and communications technology.

Currents

Our award-winning and innovative Currents system provides advanced power and data capabilities to organizations that require maximum space-planning freedom, advanced technology support and require the mobility of freestanding furniture. The groundbreaking Currents service wall divides space and manages technology. Currents may be used in tandem with existing freestanding (or panel-based) furniture, removing the constraints imposed by conventional panel systems. Currents also integrates with competitors’ systems and freestanding furniture.

Seating

We continuously research and assess the general landscape of the office seating market, and tailor our work chair product development initiatives to enhance our competitive position for ergonomics, aesthetics, comfort and value. We believe that the result of these efforts is an increasingly innovative, versatile seating collection consistent with our brand.

Key client criteria in work chair selection include superior ergonomics, aesthetics, comfort, quality and affordability, all of which we believe is consistent with our strengths and reputation. To support our efforts, we have expanded the number of seating specialists in our sales force from 7 in 2000 to 21 in 2004 and have trained our recently appointed dealer sales representatives to focus on generating increased seating sales in our dealerships.

Our seating product lines are designed and engineered for clients in businesses of all sizes who seek distinctive, comfortable, high performance executive, task, conference and visitor chairs. The LIFE™, RPM®, Sapper, Bulldog®, SOHO™ and Visor™ product lines, offer a range of ergonomic features at various price levels. We are also pursuing work chair product offerings in the middle-market and entry price point segment with the expected introduction of two new seating lines in 2005.

In 2003, our office seating earned the GREENGUARD™ Indoor Air Quality Certification for low emitting products from the GEI. The Institute verified that Knoll office seating products have low chemical emissions that meet or exceed the GREENGUARD™ indoor air quality standards. In addition, Knoll office seating products can help clients meet LEED®-CI, requirements.

Office seating accounted for approximately 7.8% of our sales in 2003, 6.3% of our sales in 2002 and 5.6% of our sales in 2004.

Our principal seating lines are:

LIFE™. LIFE™, introduced in 2002, has become an industry benchmark for ergonomic and sustainable design. Recognized for its overall lightness and agility, LIFE™ features intuitive adjustments that bring comfort and effortless control to a new performance level with an extensive range of supportive sitting options and responsive lumbar support.

LIFE™ received the gold 2002 Best of NeoCon® award in task seating, two Canadian International Interior Design Exhibition gold awards for both sustainable design and for work chairs and the U.K. FX awards as seating product of the year and overall Interior Product of the year.

RPM. RPM, recognized for outstanding comfort, extraordinary performance and exceptional value, is offered with distinctive fabrics that reflect its stylish design. Engineered for durability, RPM delivers comfort and support, especially for 24-hour work environments.

Files and Storage

Our files and storage products, featuring the Calibre and Series 2 product lines, are designed with unique features to maximize storage capabilities throughout the workplace. Our core files and storage products consist of lateral files, mobile pedestal and other storage units, bookcases and overhead storage cabinets. In 2004, we expanded the breadth of our storage products by introducing new storage towers, including wardrobe towers, bookcase towers and display towers. Knoll Calibre storage towers received a silver 2004 Best of NeoCon® award.

Our range of files and storage completes our product offering, allowing clients to address all of their furniture needs with us, especially in competitive bid situations where our office systems, seating, tables and desks have been specified. The breadth of the product line also enables our dealers to offer our files and storage as stand alone products to businesses with smaller requirements.

Our files and storage are available in an extensive array of sizes, configurations and colors, which can be integrated with other manufacturers’ stand-alone furniture, thereby increasing our penetration in competitor accounts. In addition, certain elements of the product line can be configured as freestanding furniture in private offices or open-plan environments.

Files and storage accounted for approximately 6.8% of our sales in 2003, 6.9% of our sales in 2002 and 5.9% of our sales in 2001.

Tables and Desks

We offer collections of adjustable tables as well as meeting, conference, training, dining, and café tables for large scale projects and stand-alone desks and table desks. These items are also sold as stand-alone products through our dealers to businesses with smaller requirements.

Our Crinion, Interaction™, and Upstart™ product lines include adjustable, work, meeting, conference and training tables. These product lines range from independent tables to tables suitable for workstations that support individual preferences for computer and writing heights to plannable desks that can be linked together to build and reshape larger work areas. Additionally, Interaction tables are designed to be compatible with Dividends, Equity, Morrison and Reff office systems.

Our principal desk product lines, detailed to meet the needs of the contemporary office, offer traditional wood casegoods construction synonymous with the Knoll standard of quality. These desk product lines include: Magnusson®, designed especially to serve the day-to-day wood casegoods requirements of Knoll dealers; Reference, with over thirty choices of natural veneers and finishes; and Crinion, a progressive casegoods aesthetic.

We synchronize our wood casegoods product development with standards provided by the Forest Stewardship Council (FSC), the industry’s most rigorous guidelines for forest stewardship. We offer Chain-of-Custody documentation for all of our FSC-certified wood products. In addition, our wood casegoods products can help clients to meet U.S. Green Building Council Leadership in Energy and Environmental Design, Commercial Interiors, or LEED®-CI, requirements.

Tables and desks accounted for approximately 0.4% of our sales in 2003, 0.7% of our sales in 2002 and 0.7% of our sales in 2001.

Specialty Products

The KnollStudio, KnollTextiles, KnollExtra and Spinneybeck businesses serve as a marketing and distribution umbrella for our portfolio of specialty product lines. These businesses, which represent over 15% of our revenue, are our highest margin product lines and enhance our design and quality reputation.

KnollStudio is a renowned source for classic modern furniture and spirited new designs for the workplace, homes, hotels, government and educational institutions. KnollStudio includes wood side chairs; conference, dining and occasional tables; and café chairs, barstools and lounge seating. These products were designed in collaboration with many of the twentieth century’s most prominent architects and designers, such as Marcel Breuer, Frank O. Gehry, Maya Lin, Ludwig Mies van der Rohe, Isamu Noguchi, Jorge Pensi, Jens Risom, Eero Saarinen and Kazuhide Takahama.

KnollTextiles, established in 1947 to create high-quality textiles for Knoll furniture, offers upholstery, panel fabrics, wall coverings and drapery that harmonize color, pattern and texture. KnollTextiles offers products for corporate, hospitality, healthcare and residential interiors. KnollTextiles products are used in the manufacture of Knoll furniture and are sold to clients for use in other manufacturers’ products. Extending KnollTextiles’ heritage of product innovation from classic upholstery to ecologically oriented panel fabrics, we introduced Imago in 2000, a product that defined an entirely new category of hard surface materials. Designers who collaborate with us on KnollTextiles include Suzanne Tick and 2x4.

KnollExtra offers accessories that complement our office furniture products, including technology support accessories, desktop organizational tools, lighting and storage. KnollExtra integrates technology comfortably into the workplace, meeting the increased demand for flat panel monitor supports, central processing unit holders as cable management with such products as Zorro, Wishbone™ and Rotation, which deliver adjustability and space savings. In 2004, our innovative JellyFish laptop holder won a 2004 Best of NeoCon® gold award.

Spinneybeck Enterprises, Inc., our wholly owned subsidiary, offers leathers and related products, including leather rugs and wall panels. Spinneybeck supplies high-quality upholstery leather for use on Knoll furniture and for sale directly to clients, including other office furniture manufacturers, upholsterers, aviation, custom coach and boating manufacturers.

Specialty products accounted for approximately 15.8% of our sales in 2003, 15.7% of our sales in 2002 and 14.1% of our sales in 2001.

European Products

Knoll Europe has a product offering that allows clients to purchase a complete office environment from a single source. In addition, we offer certain products designed specifically for the European market. Our presence in the European market provides strategic positioning with our clients that have international offices where they would like to maintain their Knoll facility standard. In addition to working with our North American clients’ international offices, we also have a local European client base.

In Europe our core product categories include: (i) desk systems, including the KnollScope, PL1 and the Alessandri system; (ii) KnollStudio; (iii) seating, including a comprehensive range of chairs; and (iv) storage units, which are designed to complement our desk products.

Knoll Europe accounted for approximately 7.2% of our sales in 2003, 6.0% of our sales in 2002 and 6.0% of our sales in 2001.

Product Design and Development

Our design philosophy reflects our historical commitment to working with the world’s preeminent designers to develop products and product enhancements that delight and inspire. By combining our designers’ creative vision with our commitment to developing products that address changing business needs, we have been able to generate strong demand for our product offerings and cultivate brand loyalty among our target clients. Our reputation as a design leader and history of working with these preeminent designers allows us to continue to attract and collaborate with a diverse group of the world’s leading designers. In addition, these types of collaborations are consistent with our commitment to a lean organizational structure and incentive-based compensation, with the resulting costs a variable royalty-based fee as opposed to fixed costs associated with a larger in-house design staff.

As part of our continuous improvement program we have implemented a New Product Commercialization Process to ensure the quality and repeatability of our product development processes. This has helped us reduce product development cycle time and improve the quality of our output. We have also made a significant investment in Pro/ENGINEER® design tools and rapid prototyping technology to reduce product design and development lead times and improve our responsiveness to special requests for customized solutions. We work very closely with our designers during this phase of design and development, to ensure the most viable products that balance innovative, modern design with practical, functional style. For all major development efforts we form cross-functional teams with dedicated leaders to facilitate a seamless flow into manufacture and accountability on cost and schedule. Additionally, throughout the development process, we evaluate the materials we use with a focus on incorporating recycled and recyclable materials into our products.

Sales and Distribution

Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries including education, healthcare and hospitality. Our direct sales force of 314 professionals and network of 225 independent dealers in North America work in close partnership with clients and design professionals to specify distinctive work environments. Our direct sales representatives, in conjunction with our independent dealers, sell to and call directly on our key clients. Our independent dealers also call on many of our other medium and small sized clients to provide seamless sales support and client service.

Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furnishings purchasing process. Our strong relationships with architects and design professionals help us stay abreast of key workplace trends and position us to better meet the changing needs of our clients. For example, we have invested in training all of our Architect and Designer specialists as LEED® accredited professionals to help our clients better address environmental issues that arise in the design of the workplace. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales.

We recently realigned our sales force to target strategic areas of opportunity. For example, we created the Global Business Division to target competitively held accounts. We also placed sales representatives and technical specialists into certain dealerships to support programs such as Knoll Essentials, as well as strengthened our focused seating and KnollExtra sales team with new senior leadership.

In addition to coordinating sales efforts with our sales representatives, our dealers generally handle project management, installation and maintenance for client accounts after the initial product selection and sale. Although many of these dealerships also carry products of other manufacturers, they have agreed not to act as dealers for our principal direct competitors. We have not experienced significant dealer turnover. Our dealers’ substantial commitment to understanding our product line, and their strong relationship with us, serve to discourage dealers from changing vendor affiliations. We are not dependent on any one dealer, the largest of which accounted for less than 4.6% and 5.5% of our North American sales in 2003 and the first nine months of 2004, respectively.

We provide product training for our sales force and dealer sales representatives, who make sales calls primarily to small to medium sized businesses. As part of our commitment to building relationships with our dealer sales representatives, we introduced the Knoll Essentials program in January 2004, a catalog program developed in response to dealer requests for a consolidated, user-friendly selling tool for day-to-day systems, seating, storage and accessory products. The Knoll Essentials program includes dealer incentives to sell our products, and has already, in the first nine months of 2004, increased dealer generated sales by $12.5 million as compared to the first nine months of 2003. We also employ a dedicated team of dealer sales representatives to work with Knoll dealerships.

No single client represented more than 2.8% of our North American sales during 2003. However, a number of U.S. government agencies purchase our products through multiple contracts with the General Services Administration, or “GSA”. Sales to U.S. government entities under the GSA contracts aggregated approximately 13.0% of consolidated sales in 2003, with no single U.S. government order accounting for more than 1% of consolidated sales.

In Europe, we sell our products in largely the same manner as in North America, through a direct sales force and a network of dealers. In Europe, the majority of our sales come from the United Kingdom, France and Italy, as well as export markets in the Middle East. We also sell our products designed and manufactured in North America to the international operations of our core clients.

Manufacturing and Operations

We operate manufacturing sites in North America, with plants located in East Greenville, Pennsylvania, Grand Rapids and Muskegon, Michigan and Toronto, Canada. In addition, we have two plants in Italy: one in Foligno and one in Graffignana. We manufacture and assemble our products to specific customer order and operate all of our facilities under a philosophy of continuous improvement, lean manufacturing and efficient asset utilization. All of our plants are registered under ISO 9000, an internationally developed set of quality criteria for manufacturing companies. Additionally, our North American plants are ISO 14001 certified, which reflects our commitment to environmentally responsible practices.

The root of our continuous improvement efforts lies in our philosophy of lean manufacturing that drives our operations. As part of this philosophy, we partner with suppliers who can supply our facilities efficiently, often with just-in-time deliveries, thus allowing us to reduce our raw materials inventory. We also form Kaizen work groups in the plants, to develop best practices, to minimize scrap and time and material waste, at all stages of the manufacturing process. The involvement of employees at all levels ensures an organizational commitment to lean and efficient manufacturing operations.

Starting in 2000, we implemented new programs and procedures, which improved our operations from order entry through shipment, resulting in more efficient workflows, reduced lead times and enhanced client service. We have significantly reduced order-processing time and accuracy by investing in order entry technology that provides a direct interface with our dealer network through an Internet based order entry tracking system. In addition, we have improved associate safety performance, outsourced our logistics operation, all while improving service performance. Other areas of focus have been process cycle time, percentage of orders shipped complete and on-time, order correctness and other key measures aimed at driving service improvements.

Below are some examples of our continuous improvement initiatives and the related benefits of these efforts:

•

Currents Frame Welder Changeovers: Our goal was to reduce the number of changeovers by frame welders in the manufacture of our Currents products by 50% and to eliminate process waste in order to increase output by 20%. The changeover process was redesigned from a complex setting and gauge adjustment procedure to a single flip gauge procedure. Additionally, our team was able to simplify the flow of materials into the area, reducing the number of skids of materials required. Our actual result was a reduction in changeover time from 17.8 minutes to 2 minutes (89%), an increase in daily output by 44%, a reduction in floorspace by 44%, a decrease in work-in-process by 67%, and a reduction in throughput time from 72 hours to 24 hours (67%).

•	LIFE™ Line: Our goal was to increase productivity on the assembly line by 20%. Through improved line balance, parts organization and parts presentation, we were able to reduce cycle time and increase productivity by 40%, which equates to a cost savings at full volume of approximately $750,000 per year.

•	Muskegon Paint Line Powder Scrap Reduction: Our goal was to reduce the amount of scrap powder on the paint line at our Muskegon facility. Our team implemented dual booths to reclaim scrap powder for the top five colors, which resulted in a total powder scrap savings of $152,000 per year.

•	Muskegon Pedestal Fabrication Line Changeovers: Our goal was to reduce changeovers by 50%. Our team changed the method of materials presentation and redesigned equipment operations. Our actual result was a reduction in changeover time from 21 minutes to 5 minutes (76%).

In addition to our continued focus on enhancing the efficiency of our manufacturing operations, we also seek to reduce costs through our recently initiated global sourcing effort. We have capitalized on raw material and component cost savings available through lower cost global suppliers. This broader view of potential sources of supply has enhanced our leverage with domestic supply sources, and we have been able to reduce our cycle times by extracting improvements from all levels throughout the supply chain.

Raw Materials and Suppliers

Our purchasing function in North America is centralized at our East Greenville facility. This centralization, and our close relationships with our primary suppliers, has enhanced our ability to realize purchasing economies of scale and implement “just-in-time” inventory practices. We use steel, lumber, paper, paint, plastics, laminates, particleboard, veneers, glass, fabrics, leathers and upholstery filling material. Both domestic and overseas suppliers of these materials are selected by us based upon a variety of factors, with the price and quality of the materials and the supplier’s ability to meet our delivery requirements being primary factors in such selection. We currently do not have any long-term supply contracts and believe that the supply sources for these materials are adequate. As a result of not having any long-term supply contracts for these materials, we are vulnerable to fluctuations in the prices for these materials. Materials costs for steel and plastic increased by $4.7 million during the first nine months of 2004 due to increasing prices. For 2004, we estimate that the aggregate increase in materials costs for steel and plastic will be approximately $8 million. Without factoring in the potential benefits from our global sourcing initiative and continuous improvement program, we estimate that our materials costs will increase by an additional $10 million in 2005 due to price increases. We anticipate that our existing and ongoing global sourcing initiative and continuous improvement program, recently implemented list price increases and selected additional list price increases will offset these further increased costs. See “Risk Factors—We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.” We do not rely on any sole supplier as the sole source of any of our raw materials, except for certain electrical products.

Competition

The office furniture market is highly competitive. Office furniture companies compete on the basis of (i) product design, including performance, ergonomic and aesthetic features, (ii) product quality and durability, (iii) relationships with clients, architects and designers, (iv) strength of dealer and distributor network, (v) on-time delivery and (vi) price. We estimate that we had a 7.5% market share in the U.S. office furniture market in 2003. We estimate that five companies, including us, represented approximately 66% of the U.S. market in 2003.

Some of our competitors, especially those in North America, are large and have significantly greater financial, marketing, manufacturing and technical resources than we do. Our most significant competitors in our primary markets are Herman Miller, Inc., Steelcase, Inc. and Haworth, Inc. and, to a lesser extent, Allsteel, Inc. an operating unit of HNI Corporation, formerly known as HON Industries, Inc., and Teknion Corporation. These competitors have a substantial volume of furniture installed at businesses throughout the country, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace. Although we believe that we have been able to compete successfully in our markets to date, there can be no assurance that we will be able to continue to do so in the future.

Patents and Trademarks

We consider securing and protecting our intellectual property rights to be important to our business. We own approximately 82 active U.S. utility patents on various components used in our products and systems and approximately 103 active U.S. design patents. We also own approximately 196 patents in various foreign countries. We own approximately 49 trademark registrations in the U.S., including registrations to the following trademarks, as well as related stylized depictions of the Knoll work mark: Knoll®, KnollStudio®, KnollExtra®, Good Design Is Good Business®, A3®, Bulldog®, Calibre®, Currents®, Dividends®, Equity®, Parachute®, Propeller®, Reff®, RPM®, Upstart®, Visor®. We also own approximately 144 trademarks registered in foreign countries. Additionally, we have the right to use the LIFE™ trademark through an exclusive licensing arrangement.

In October 2004, we received registered trademark protection in the United States for five of our world-famous furniture designs created by Mies van der Rohe—the Barcelona Chair, the Barcelona Stool, the Barcelona Couch, the Barcelona Table and the Flat Bar Brno Chair. This protection recognizes the renown of these designs and reflects our commitment to ensuring that when architects, furniture retailers, businesses and the public purchase a Mies van der Rohe design, they will be purchasing the authentic product, manufactured to the designer’s historic specifications.

Backlog

Our sales backlog was $113.7 million at September 30, 2004, $107.0 million at December 31, 2003 and $136.4 million at December 31, 2002. We manufacture substantially all of our products to order and expect to fill substantially all outstanding unfilled orders within the next twelve months. As such, backlog is not a significant factor used to predict our long-term business prospects.

Foreign and Domestic Operations

Our principal manufacturing operations and markets are in North America, and we also have manufacturing operations and markets in Europe. Our sales to clients and net property, plant and equipment are summarized by geographic areas below. Sales to clients are attributed to the geographic areas based on the point of sale.

	United States	Canada	Europe	Consolidated
	(in thousands)
2003
Sales to clients	$627,844	$19,263	$50,139	$697,246
Property, plant and equipment, net	111,213	30,448	12,992	154,653

2002
Sales to clients	$708,409	$18,746	$46,108	$773,263
Property, plant and equipment, net	128,256	25,814	11,434	165,504

2001
Sales to clients	$899,042	$26,807	$59,539	$985,388
Property, plant and equipment, net	137,200	27,115	10,723	175,038

Environmental Matters

We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, local and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had and will continue to have an impact on our operations, but has, since the formation of our predecessor in 1990, been accomplished without having a material adverse effect on our operations. There can be no assurance that such laws and regulations will not change in the future or that we will not incur significant costs as a result of such laws and regulations. We have trained staff responsible for monitoring compliance with environmental, health and safety requirements. Our goal is to reduce and, wherever possible, eliminate the creation of hazardous waste in its manufacturing processes. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to us and accrued environmental reserves, we do not expect environmental costs or contingencies to have a material adverse effect on us. The operation of manufacturing plants entails risks in these areas, however, and we cannot assure you that we will not incur material costs or liabilities in the future which could adversely affect us.

We have been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites that we previously used. CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances liability, may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P. As of September 30, 2004, Warburg Pincus and its affiliates beneficially owned approximately 90.6% of our outstanding common stock. Following the completion of this offering, Warburg Pincus and its affiliates will beneficially own approximately 64.7% of our common stock, or 62.4% if the underwriters’ over-allotment option is fully exercised.

Employees

As of September 30, 2004, we employed a total of 3,431 people, consisting of 2,191 hourly and 1,240 salaried employees. The Grand Rapids, Michigan plant is our only unionized plant within the U.S. In August 2002, we reached an agreement with the Carpenters and Joiners of America, Local 1615 on a new four-year collective bargaining agreement covering hourly employees at the plant. The new agreement expires on August 27, 2006, subject to automatic one-year renewals if the agreement is not terminated. From time to time, there have been unsuccessful efforts to unionize at our other North American locations. For example, in August 2004, a petition was filed with the National Labor Relations Board seeking to unionize employees at our Muskegon, Michigan, facility. In September 2004, our employees at this facility voted against unionization. We believe that relations with our employees throughout North America are good. Nonetheless, it is possible that our employees may continue attempts to unionize. Our employees in Italy are represented by unions. We have experienced brief work stoppages from time to time at our plants in Italy, none of which have exceeded eight hours. Work stoppages are relatively common occurrences at many Italian manufacturing plants and are usually related to national or local issues. We have had 5 work stoppages in 2004, with an average duration of 4.4 hours. None of these work stoppages were unique to our company, and these work stoppages have not materially affected our performance.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising out of the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers, our current directors and individuals who will be elected and have agreed to become our directors effective upon the closing of this offering:

Name	Age	Position
Burton B. Staniar	62	Chairman of the Board
Andrew B. Cogan	42	Chief Executive Officer, Knoll, Inc., and Director
Kathleen G. Bradley	55	President and Chief Executive Officer, Knoll North America, and Director
Arthur C. Graves	57	Senior Vice President—Sales and Distribution
Stephen A. Grover	52	Senior Vice President—Operations
Carl G. Magnusson	64	Executive Vice President and Director of Design
Barry L. McCabe	57	Senior Vice President and Chief Financial Officer
Patrick A. Milberger	47	Senior Vice President, General Counsel and Secretary
S. David Wolfe	47	Vice President—Human Resources
Jeffrey A. Harris	48	Director
Sidney Lapidus	67	Director
Kewsong Lee	39	Director
Kevin Kruse	34	Director
John F. Maypole	65	Director upon closing of this offering
Anthony P. Terracciano	66	Director upon closing of this offering

Burton B. Staniar has served as Chairman of the Board since his appointment in December 1993. Mr. Staniar served as our Chief Executive Officer from December 1993 to January 1997. Prior to that time, Mr. Staniar held a number of assignments at Westinghouse, including President of Group W Cable and Chairman and Chief Executive Officer of Westinghouse Broadcasting. Mr. Staniar is also a director of Church and Dwight Co., Inc. and Journal Register, Co.

Andrew B. Cogan has served as a director since February 1996 and assumed the role of Chief Executive Officer of Knoll, Inc. in April 2001 after serving as Chief Operating Officer since December 1999. Mr. Cogan has held several positions in the design and marketing group worldwide since joining us in 1989, including Executive Vice President—Marketing and Product Development and Senior Vice President. Mr. Cogan is also a director of the Chinati Foundation in Marfa, Texas.

Kathleen G. Bradley has served as a director since November 1999 and assumed the role of President and Chief Executive Officer, Knoll North America, in April 2001. She was named as our President in December 1999, after serving as Executive Vice President—Sales, Distribution and Customer Service since August 1998, Senior Vice President since 1996 and Divisional Vice President for Knoll’s southeast division since 1988. Prior to that time, Ms. Bradley was regional manager for our Atlanta region, a position to which she was promoted in 1983. She began her career with Knoll in 1979.

Arthur C. Graves has served as our Senior Vice President—Sales and Distribution since 1999. He began his career with us in 1989 and has held several senior sales management positions with us since that time. Prior to joining us, Mr. Graves was with Herman Miller, Inc. from 1979 to 1989 where he held several sales and management positions. Mr. Graves’ career in the contract office furniture industry has spanned 25 years.

Stephen A. Grover has served as our Senior Vice President of Operations since May 1999 and is responsible for our Purchasing, Logistics, Product Development and Manufacturing teams. Prior to joining us, he was the

Global Manufacturing Manager for General Electric’s Magnetic Resonance Imaging business. Over his 19-year career at GE, he also worked across the plastics business and medical systems business in progressively larger roles.

Carl G. Magnusson joined our company in 1976 and has served as our Executive Vice President and Director of Design since July 2003. Prior to this role, Mr. Magnusson served as our Senior Vice President and Director of Design. In 1997, Mr. Magnusson received the Pacific Design Center’s award for lifetime achievement.

Barry L. McCabe was appointed as our Senior Vice President and Chief Financial Officer in May of 2002, after serving as Senior Vice President, Treasurer and Controller since January 2000 and serving as Vice President, Treasurer and Controller since January 1995. Prior to joining us in August 1990, Mr. McCabe worked with a number of Westinghouse business units during his 16 year career at Westinghouse.

Patrick A. Milberger was appointed as our Senior Vice President, General Counsel and Secretary in January 2000, after serving as Vice President, General Counsel and Secretary. Mr. Milberger joined us as Vice President and General Counsel in April 1994. Prior to joining us, Mr. Milberger served as an assistant general counsel and in a number of other positions in the Westinghouse law department, which he joined in 1986.

S. David Wolfe was promoted to Vice President—Human Resources in October 2000. Mr. Wolfe joined us in May 2000 as Process Improvement Manager. Prior to joining us, he spent seven years at General Electric Company, where he held a variety of management positions, the last being Manager of Installation Services for GE Medical Systems.

Jeffrey A. Harris has served as a director since February 1996. Mr. Harris is a Managing Director of Warburg Pincus LLC, where he has been employed since 1983. Mr. Harris is also a director of Bill Barrett Corporation, Spinnaker Exploration Company, Proxim Corporation and several private companies.

Sidney Lapidus has served as a director since February 1996. Mr. Lapidus is a Managing Director and Senior Advisor of Warburg Pincus LLC, where he has been employed since 1967. Mr. Lapidus is a director of Lennar Corporation and Information Holdings, Inc.

Kewsong Lee has served as a director since February 1996. Mr. Lee is a Managing Director of Warburg Pincus LLC, where he has been employed since 1992. Mr. Lee is a director of Arch Capital Group Ltd., Eagle Family Foods Holdings, Inc., TransDigm Holding Company, TransDigm Inc. and several private companies.

Kevin Kruse has served as a director since December 2003. Mr. Kruse has been a Vice President of Warburg Pincus LLC since January 2003 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus, Mr. Kruse was employed by AEA Investors Inc. Prior to that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is also a director of Polypore International, Inc., Polypore, Inc., TransDigm Holding Company and TransDigm Inc.

John F. Maypole will become a director effective upon the closing of this offering. Mr. Maypole has, for the past 19 years, served as an independent consultant to various corporations and providers of financial services. Mr. Maypole is also a director of MassMutual Financial Group, Church and Dwight Co., Inc. and Dan River Inc.

Anthony P. Terracciano will become a director effective upon the closing of this offering. Mr. Terracciano served on the board of directors of American Water Works Company Inc. from 1997, and held the position of Vice Chairman from 1998, until its acquisition by Thames Water in January 2003. From July 2000 to January 2002, he was chairman of Dime Bancorporation and he previously held executive positions with First Union Bank, First Fidelity Bank, Mellon Bank and Chase Manhattan Bank. Mr. Terracciano is also a director of Avaya, Inc., IKON Office Solutions and Riggs Bank.

Board of Directors and Committees

Term of Directors and Composition of Board of Directors

Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

•	Our Class I directors will be Messrs. Cogan, Kruse and Lee;

•	Our Class II directors will be Messrs. Staniar, Lapidus and Terracciano; and

•	Our Class III directors will be Ms. Bradley and Messrs. Harris and Maypole.

Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Term of Executive Officers

Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Compensation

During 2003, our directors did not receive compensation for service on the board of directors but were reimbursed for certain expenses in connection with attendance at board and committee meetings. However, the individuals who have agreed to become our directors, effective upon the closing of this offering, will each receive $25,000 per year plus $2,500 per board meeting. These directors will each also receive a grant of options to purchase 25,000 shares of common stock, or an equity based incentive of equivalent value. Mr. Maypole will also receive $10,000 per year for serving as chairman of our audit committee.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below.

Audit Committee. Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee (i) assists our board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence, and the performance of our internal audit function and independent auditors; (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (iii) provides a medium for consideration of matters relating to any audit issues; and (iv) prepares the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. The members of our audit committee will be Messrs. Harris, Maypole and Terracciano. Mr. Maypole will be our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act, the New York Stock Exchange and SEC rules and regulations. We believe that the functioning of our audit committee will comply with the applicable requirements of the Sarbanes-Oxley Act, the New York Stock Exchange and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our compensation committee will be Messrs. Harris and Lapidus. Our compensation committee has sole discretion concerning administration of our stock option plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Options that are granted have a maximum contractual life of ten years. Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted, and have elected, to opt out of the New York Stock Exchange listing requirements that would otherwise require our compensation committee to be comprised entirely of independent directors.

Nominating and Corporate Governance Committee. Upon the closing of this offering, we will establish a nominating and corporate governance committee consisting of Messrs. Harris and Staniar, each of whom is a non-management member of our board of directors. The nominating and corporate governance committee will oversee and assist our board of directors in identifying, reviewing and recommending nominees for election as directors; evaluate our board of directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our board of directors on corporate governance and related matters. Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted, and have elected, to opt out of the New York Stock Exchange listing requirements that would otherwise require our nominating and corporate governance committee to be comprised entirely of independent directors.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

The following table sets forth summary information concerning the total compensation awarded to or earned in the years ended December 31, 2003, 2002 and 2001, respectively, by our chief executive officer and by each of our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000. We refer to these persons elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation Awards Securities Underlying Options (1)	All Other Compensation (2)
		Salary	Bonus
Burton B. Staniar Chairman of the Board	2003 2002 2001	$250,008 250,007 200,004	$200,000 215,000 625,000	— 100,000 —	$6,096 5,916 5,199

Andrew B. Cogan Chief Executive Officer, Knoll, Inc.	2003 2002 2001	400,008 400,008 391,673	400,000 425,000 750,000	— 200,000 200,000	96 96 99

Kathleen G. Bradley President and Chief Executive Officer, Knoll North America	2003 2002 2001	400,008 400,008 391,673	400,000 425,000 750,000	— 200,000 200,000	6,096 5,916 5,199

Stephen A. Grover Senior Vice President—Operations	2003 2002 2001	218,392 207,992 207,992	200,000 250,000 300,000	— 100,000 —	6,096 5,916 5,199

Arthur C. Graves Senior Vice President—Sales and Distribution	2003 2002 2001	212,176 208,016 208,016	150,000 200,000 300,000	— 100,000 —	6,096 5,916 5,199

(1)	Represents the aggregate number of shares of common stock subject to options granted to the named executive officers.
(2)	Amounts in this column represent our matching contributions to the Knoll, Inc. Retirement Savings Plan, which was $6,000 for each named executive officer, other than Mr. Cogan, in 2003, and the payment by us of premiums in respect of term life insurance, which was $96 for each named executive officer in 2003.

Our compensation committee sets performance targets and evaluates performance against those targets, taking into consideration our performance and industry and general economic considerations affecting performance. For 2004, each member of our senior management team has a performance goal related to the achievement of operating profit, as well as goals tailored to reflect individual areas of primary responsibility, such as orders growth and budget thresholds.

Aggregate Option Exercises and Year-End Option Values

There were no options exercised by the named executive officers in 2003. The following table sets the number and value of unexercised options held by each named executive officer as of December 31, 2003. The information set forth in the following table gives effect to an October 15, 2004 adjustment to the number of shares of common stock issuable upon the exercise of options and the exercise price of such options, which was made in accordance with the stock incentive plan provisions, in response to the special cash dividend that was paid to stockholders on September 30, 2004. Because there was no public trading market for our common stock as of December 31, 2003, the value of the unexercised in-the-money options at year-end have been calculated using the initial public offering price of $15.00 per share, minus the applicable per share exercise price.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the- Money Options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Burton B. Staniar	424,028	77,128	1,665,549	0
Andrew B. Cogan	788,816	264,440	2,475,770	0
Kathleen G. Bradley	1,188,560	264,440	6,585,453	0
Stephen A. Grover	345,830	129,258	2,087,264	410,781
Arthur C. Graves	163,378	77,128	555,180	0

Stock Option Grants

We did not grant any stock options to our named executive officers during 2003 or during the first nine months of 2004.

Employment Agreements

Mr. Cogan serves as our Chief Executive Officer pursuant to an employment agreement dated March 23, 2001, as amended, and Ms. Bradley serves as President and Chief Executive Officer of Knoll North America pursuant to an employment agreement dated March 23, 2001, as amended. Effective September 1, 2004, each employment agreement provides for a base salary of $500,000 subject to annual review and a target annual bonus of 100% of base salary based upon the attainment of goals set by our board of directors. The employment agreements for Mr. Cogan and Ms. Bradley will renew automatically for additional one-year terms each April 1 unless either party gives 60 days notice of his, her or its intention not to renew. The agreements may be terminated by us at any time, but if so terminated without “cause,” or if we fail to renew the agreements, we must pay the employee termination compensation. In the case of Mr. Cogan, the termination compensation is an amount equal to 200% of his then current base salary plus the average of the annual bonuses paid to him for the last two completed fiscal years preceding the fiscal year of termination. In the case of Ms. Bradley, the termination compensation is an amount equal to 100% of her then current base salary plus the average of the annual bonuses paid to her for the last two completed fiscal years preceding the fiscal year of termination. The agreements also contain non-competition, non-solicitation (during the term of the agreement and for two years thereafter for Mr. Cogan and during the term of the agreement and for one year thereafter for Ms. Bradley) and confidentiality provisions.

Mr. Staniar serves as our Chairman of the Board pursuant to an amended and restated employment agreement dated January 1, 2000, as amended. The employment agreement with Mr. Staniar provides for a base salary of $250,000 subject to annual review and a target bonus of 100% of base salary based upon the attainment of goals set by the board of directors. The employment agreement for Mr. Staniar will continue to renew automatically for additional one-year terms each January 1, unless either party gives 60 days notice not to renew. Mr. Staniar’s agreement may be terminated at any time by us, but if so terminated without “cause,” or if we fail to renew the agreement, we must pay him an amount equal to 100% of his then current base salary. The agreement also contains non-competition, non-solicitation (during the term of the agreement and for one year thereafter) and confidentiality provisions.

Mr. Graves serves our Senior Vice President—Sales and Distribution in accordance with the terms set forth in an offer letter dated July 30, 1999. Effective September 1, 2004, as approved by our compensation committee, Mr. Graves’ base salary will be $240,000 subject to annual review and a target annual bonus of 100% of base salary based upon the attainment of goals set by our board of directors.

Mr. Grover serves our Senior Vice President of Operation in accordance with the terms set forth in an offer letter dated March 11, 1999. Effective January 1, 2004, as approved by our compensation committee, Mr. Grover’s base salary is $240,000 subject to annual review and a target annual bonus of 100% of base salary based upon the attainment of goals set by our board of directors.

Certain stock option agreements provide that upon a change of control (as defined therein) of our company, 100% of the options, to the extent not previously exercised, shall become fully vested and exercisable. This provision is included in each stock option agreement entered into with the named executive officers.

Severance Agreement

Effective May 2001, we implemented a severance plan for the benefit of full-time and certain part time non-union employees. Severance amounts paid under the plan are based on length of employment. We may modify, amend or terminate the severance plan for any reason at any time without prior notice.

Long-Term Incentive Plan

In 2003, we adopted the Knoll Inc. Long-Term Incentive Plan, or LTIP. Upon the closing of this offering, the LTIP will be terminated. No operating expense charge for the LTIP has been or will be recorded. The purpose of the LTIP was to attract, retain, and motivate key employees and promote long-term growth and profitability. The LTIP provided long-term incentives, contingent upon meeting certain corporate performance goals or upon a change in control.

Prior to its termination, awards under the LTIP were based upon achieving annual Operating Profit goals for two consecutive LTIP years within the four-year period ending December 31, 2006. The awards pool ranged from ten percent of Operating Profit if the average annual Operating Profit for two consecutive LTIP years equaled or exceeded $125 million up to a maximum of twenty-five percent on the average annual Operating Profit up to $200 million. The participants in the LTIP were granted interests in the awards pool in the form of LTIP units.

The following table sets forth information concerning the LTIP awards made to named executive officers in the year ended December 31, 2003.

Name	Number of Units	Performance Period	Estimated Future Payouts
Burton B. Staniar	7,000	1/1/03–12/31/06	$0
Andrew B. Cogan	22,000	1/1/03–12/31/06	0
Kathleen G. Bradley	22,000	1/1/03–12/31/06	0
Stephen A. Grover	8,000	1/1/03–12/31/06	0
Arthur C. Graves	7,000	1/1/03–12/31/06	0

2004 Performance-Based Restricted Stock Awards

In lieu of and effective upon the termination of the LTIP and the closing of this offering, we have granted, under the Amended and Restated 1999 Stock Incentive Plan, performance-based restricted stock awards to former LTIP participants and certain other key employees covering 1,600,000 shares of common stock in the aggregate. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. The restricted stock awards will vest as to one-sixth of the shares underlying each award to the extent that the average Knoll operating profit for any two-year period is equal to $100.0 million. The awards will vest as to an additional one-sixth upon the achievement of $115.0 million in average operating profit over such a period, an additional one-sixth upon the achievement of $130.0 million in average operating profit over such a period, an additional one-sixth upon the achievement of $145.0 million in average operating profit over such a period, an additional one-sixth upon the achievement of $160.0 million in average operating profit over such a period, with full vesting upon the achievement of $175.0 million in average operating profit over such a period. In any event, the awards will fully vest on the sixth anniversary of the date of grant and will be subject to pro rata vesting upon a change of control of us, if earlier, regardless of whether the operating profit targets are met. The awards will also be subject to pro rata vesting if the recipient’s employment is terminated on account of death, disability or a termination by us without cause.

Stock Incentive Plans

We sponsor three stock incentive plans:

•	1996 Stock Incentive Plan (Amended and Restated as of November 4, 1999);

•	1997 Stock Incentive Plan (Amended and Restated as of November 4, 1999); and

•	1999 Stock Incentive Plan (Amended and Restated as of December 17, 2004).

The plans were created to encourage stock ownership by officers, directors, consultants and certain other key employees in order to increase their proprietary interest in our success and to encourage them to remain with us.

The plans will be administered by our compensation committee that will have full power to determine persons eligible to participate in the plans, to interpret the plans, to adopt the rules, regulations and guidelines necessary or proper to carry out the plans, and to determine the type and terms of any awards to be granted. Awards may include but are not limited to the following:

•	Stock Options: A stock option is a grant of a right to purchase a specified number of shares of our common stock at a stated price. The committee establishes the option exercise price. However, the exercise price must not be less than the fair market value per share at the time the option is granted. The committee retains the right to reprice options to a lower exercise price for any reason.

•	Restricted Stock Awards: A restricted stock award is an award of stock which will vest if performance or other goals are achieved over a specified period.

•	Other Awards: The committee may grant any other cash, stock or stock related awards that it deems appropriate, including, but not limited to, stock appreciation rights, limited stock appreciation rights, phantom stock awards, the bargain purchase of stock and stock bonuses.

The specific terms, conditions, performance requirements, limitations and restrictions of any award will be determined by our compensation committee and set forth in an award agreement entered into between us and a participant. Options have a maximum contractual life of ten years. Grants to employees generally become partially vested and available for exercise one year from the date of the award agreement. On such date, 30% of the shares covered by the options become available for exercise. An additional 20% vest and become available on the second and third anniversaries and an additional 30% on the fourth anniversary such that the entire number of shares covered by an option are vested and available by the fourth anniversary of the date of the award agreement. However, our compensation committee may set different vesting conditions for any option and retains the right to accelerate vesting for any reason. Options may be granted with a provision that automatically accelerates vesting upon an optionee’s death, disability or termination of employment without cause, or a change of control of us. All outstanding options are already vested or contain this automatic vesting provision. The terms of each outstanding option also provide that, subject to certain exceptions, the options will automatically vest if:

•	Any person, entity or group becomes the beneficial owner of shares of our common stock having at least 50% of the total number of votes that may be cast for the election of our directors;

•	Our stockholders approve any merger or other business combination of us, sale of our assets or combination of the foregoing transactions, other than (i) a transaction involving only us and one or more of our subsidiaries, or (ii) a transaction immediately following which our stockholders continue to have a majority of the voting power in the resulting entity; and

•	Within any 24-month period, the persons who were members of the board at the beginning of such period cease to constitute at least a majority of members of the board.

Our compensation committee may provide for a different change of control definition in the future. Awards granted under the plans are generally not transferable by the participant except by law, will or the laws of the descent and distribution and are exercisable during the participant’s lifetime only by the participant. Although options generally must be exercised prior to termination of employment, the committee may provide for post-termination exercise periods. Following this offering, outstanding options may be exercised up to 90 days after any termination of employment without cause, to the extent that the participant was entitled to exercise the options on the date of termination. In the case of any termination of employment without cause prior to this offering, outstanding options may be exercised until the earlier of three years after the date of termination or 90 days after this offering, subject to extensions for certain periods during which the participant is prohibited from selling our common stock, to the extent that the participant was entitled to exercise the options on the date of termination. In the case of termination of employment on account of death, disability or retirement on or after age 65, outstanding options exercisable on the date of termination may be exercised within 12 months after the date of termination. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option.

An option holder may exercise an option by written notice and payment of the exercise price in a form acceptable to our compensation committee, which may include: by cash or check; by the surrender of a number of share of common stock already owned by the participant for at least the minimum period required to avoid any accounting charge, with a fair market value equal to the exercise price; through the delivery of irrevocable instructions to a broker to sell shares obtained under the exercise of the option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased; or by any other means acceptable to the committee.

The 1996 plan will terminate February 28, 2006, the 1997 plan will terminate February 13, 2007, and the 1999 plan will terminate November 4, 2009. Awards granted under the plans will remain in effect following termination of the plans, subject to the term of the applicable grant. The board of directors may at any time amend, modify or terminate the plans.

As of October 31, 2004, a total of 21,430,398 shares of common stock have been authorized for issuance under the plans, of which a total of 718,830 shares are eligible for grant. As of October 31, 2004, options to purchase 11,747,830 shares of common stock were outstanding at a weighted average exercise price of $11.09 per share, of which 9,841,688 were exercisable at a weighted average exercise price of $10.32 per share under the plans.

We intend to issue stock options and other awards to directors, officers and other eligible persons under the plans from time to time in the ordinary course of business. To permit the issuance of additional stock options and other awards, including the issuance of 1,600,000 shares of common stock issued pursuant to our 2004 performance-based restricted stock awards, we have amended the 1999 plan, effective upon completion of this offering, to increase the number of shares of common stock authorized for issuance under that plan by 3,000,000 shares.

Knoll Stock Ownership Award Plan

On November 4, 1999, we established The Knoll Stock Ownership Award Plan for our Canadian employees to encourage, through an equity-based compensation plan, eligible employees to contribute to our growth and profitability.

The plan is administered by the Knoll Retirement Plans Administration Committee, or the Committee. The Committee has full power and authority to interpret, construe and administer the plan. Under the plan, we may grant notional stock units to substantially all individuals employed by us as of the effective date of the plan. Participants vest their interest in notional stock units ratably according to years of service, with such units being 100% vested at the end of five years of service.

On November 4, 1999, we granted a total of 109,800 notional stock units, with an estimated fair value of $14.00 per unit, to eligible employees. In January 2001 and September 2004, the number of notional units outstanding was adjusted, in accordance with the plan provisions, in response to special cash dividends that were paid to stockholders.

The amount of the benefit payable to a participant, or in the case of a deceased participant, to his or her beneficiary or estate, will be equal to the number of notional plan stock units then vested in the participant’s account multiplied by the value of our stock as determined by an appraisal. Upon our becoming listed on a recognized stock exchange, the value of the shares will be the trading price of the shares on that exchange.

Settlement of these notional stock awards will be made in cash following a participant’s retirement, death, or termination of employment with us. In such event, we will pay the benefit amount to the participant or to the participant’s beneficiary or estate in a single lump sum cash payment no later then December 31 of the calendar year following the calendar year in which the employee retires, dies or terminates employment. Participants are not entitled to withdraw benefits under this plan prior to retirement, death or termination of employment.

The plan may be amended in whole or in part from time to time, or terminated, by action of the Committee. Upon termination of the plan, participants will automatically be 100% vested in their accounts and we will pay all amounts due to participants, as if their normal retirement dates were the date of termination of the plan.

As of October 31, 2004, approximately 123,628 notional units were outstanding, of which approximately 123,180 units were vested.

Knoll Employee Stock Purchase Plan

Our board of directors and stockholders have adopted the Knoll, Inc. Employee Stock Purchase Plan effective upon completion of this offering. The plan will allow eligible employees to purchase shares of our common stock at a discount. Our board of directors has authorized the issuance of up to a total of 1,000,000 shares of our common stock to participating employees pursuant to the terms of the plan.

Each of our employees who is (i) employed by us, including our employees who are directors, (ii) an employee of one of our subsidiaries incorporated in the United States, or (iii) an employee of one of our subsidiaries that is not incorporated in the United States, provided that the board or committee has designated the employees of such subsidiary as eligible to participate in the purchase period, is eligible to participate in the plan for that purchase period. Employees will not be eligible to participate in the plan if they would, immediately after being granted an option to purchase shares under the plan, own 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of our subsidiaries.

We will make one or more offerings of our common stock to our employees under the plan. Offerings will begin on dates established by our board of directors from time to time. On the first day of enrollment in the plan, we will grant to each eligible employee who has elected to participate in the plan an option to purchase shares of our common stock. Each employee may authorize an amount of his or her earnings (which may be limited by our board) to be deducted by us during the offering period and applied toward the purchase of our common stock. However, no employee will be granted an option under the plan that would permit the employee to purchase shares under the plan in any calendar year with a fair market value in excess of $25,000. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the plan, the option exercise price may be discounted as determined by our board of directors at the beginning of the offering period. The discounted amount paid by the employee may be equal to no less than 85% of the closing price, as defined in the plan, per share of the common stock on the first or last day of the offering period, whichever is less. However, initially, we plan to offer a discount equal to 5% of the closing price on the last day of the offering period.

An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the plan will terminate upon voluntary withdrawal from the plan at any time, or when the employee ceases employment for any reason, except that upon termination because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

Knoll Retirement Savings Plan

We also sponsor a 401(k) retirement savings plan for all U.S. employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. We match 40.0% of participant contributions up to the first 6.0% of compensation for nonunion employees and match 50.0% of participant contributions up to the first 6.0% of compensation for union employees. For participants who are nonunion employees, the plan provides for additional employer matching based on the achievement of certain profitability goals. The plan also provides that we may make discretionary contributions of our common stock to participant accounts on behalf of all actively employed U.S. participants. Shares of common stock that we contribute are restricted from transfer or withdrawal while participants remain employed by us. However, upon retirement, death or termination of employment, participants must sell vested shares of our common stock back to the plan, and any shares that are not vested at such time are forfeited by the participant and held by the plan. Company contributions generally vest ratably over a five-year period. Effective upon completion of this offering, a Knoll common stock fund consisting of 1,000,000 shares of common stock into which participants may invest the compensation they elect to defer will be established. Participant contributions into the Knoll common stock fund will be limited to no more than 10% of their total account balance in the plan. Participant contributions in the Knoll common stock fund may be transferred into other investment alternatives and distributed in the form of shares of our common stock if so invested at the time of distribution.

Our total expense under the 401(k) plan was $2,805,000, $3,707,000, and $3,460,000 for 2003, 2002 and 2001, respectively.

We intend to maintain the qualification of the 401(k) plan under Section 401 of the internal revenue code so that contributions by employees or by us, and income earned on plan contributions, are not taxable to employees until withdrawn. Our contributions, if any, will be deducted by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

We are party to an amended and restated stockholders agreement with Warburg Pincus and five current or former senior members of management, or holders. The stockholders agreement governs certain matters related to corporate governance and registration of shares of common stock, or Registrable Securities, held by such holders (other than shares acquired pursuant to the our stock incentive plans).

Pursuant to the stockholders agreement, Warburg Pincus is entitled to request at any time that we file a registration statement under the Securities Act covering the sale of shares of common stock with an aggregate public offering price of at least $25 million, subject to certain conditions. If our officers or directors holding other of our securities request inclusion of their securities in any such registration, or if holders of our securities other than Registrable Securities who are entitled, by contract with us or otherwise, to have securities included in such a registration, referred to as Other Stockholders, request such inclusion, the holders of Registrable Securities will offer to include the securities of such officers, directors and Other Stockholders in any underwriting involved in such registration, provided, among other conditions, that the underwriter representative of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities or other securities included in the registration. We may defer the registration for 120 days if we believe that it would be seriously detrimental to our and our stockholders for such registration statement to be filed.

The stockholders agreement further provides that, if we propose to register any of our securities (other than registrations related solely to employee benefit plans or pursuant to Rule 145 or on a form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities), either for our own account or for the account of other security holders, holders of Registrable Securities may require us to include all or a portion of their Registrable Securities in the registration and in any underwriting involved therein, provided, among other conditions, that the underwriter representative of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities included in the registration. In addition, after we become qualified to use Form S-3, the holders of Registrable Securities will have the right to request an unlimited number of registrations on Form S-3 to register such shares with an aggregate price to the public of more than $5 million, subject to certain conditions, provided that we will not be required to effect such a registration within 180 days of the effective date of the most recent registration pursuant to this provision. We may defer the registration for 120 days if we believe that it would be seriously detrimental to our and our stockholders for such registration statement to be filed.

In general, all fees, costs and expenses of such registrations (other than underwriting discounts and selling commissions applicable to sales of the Registrable Securities) and all fees and disbursements of counsel for the holders will be borne by us.

Stockholders Agreement (Common Stock Under Stock Incentive Plans)

We are party to an amended and restated stockholders agreement, dated November 4, 1999 and as amended as of September 8, 2004, with Warburg Pincus and many of our current and former executive officers and other members of our management related to the issuance of restricted shares of our common stock pursuant to our stock incentive plans. Pursuant to this agreement, persons deemed to be “insiders” within the meaning of Section 16 of the Exchange Act have agreed not to transfer their shares except (i) to members of their immediate families and other related or controlled entities or (ii) to Warburg Pincus or an affiliate thereof. The restrictions on transfer will terminate when Warburg Pincus owns less than 10% of the outstanding shares of common stock. In addition, pursuant to this agreement, we agreed that, if we determine to register any shares of common stock for our own account or for the account of security holders, we will include in such registration certain vested shares of common stock received by management pursuant to the 1996 stock incentive plan, subject to certain limited exceptions. In addition, after we become qualified to use Form S-3, management will have the right to request an unlimited number of registrations on Form S-3 to register vested shares of common stock issued under our stock plans with an aggregate price to the public of more than $5 million, subject to certain conditions, provided that we will not be required to effect such a registration within 180 days of the effective date of the most recent registration pursuant to this provision. We may defer the registration for 120 days if we believe that it would be seriously detrimental to our and our stockholders for such registration statement to be filed.

In general, all fees, costs and expenses of such registrations (other than underwriting discounts and selling commissions applicable to sales of the registrable securities) and all fees and disbursements of counsel for the holders will be borne by us.

Substantially all individuals who were granted options under our stock incentive plans have also agreed to be bound by the terms of this stockholders agreement (common stock under stock incentive plans).

Other

We paid $179,278, $297,921 and $276,844, for the nine months ended September 30, 2004, for the years ended December 31, 2003 and 2002, respectively, to Emanuela Frattini Magnusson for design services, consulting services and product royalties. The majority of the payments were made pursuant to the terms of a July 1993 design development agreement between Emanuela Frattini Magnusson and us pertaining to our PROPELLER product line. Emanuela Frattini Magnusson also provides design services to us under a June 2003 design development agreement and consulting services to Spinneybeck, our leather goods subsidiary, under a January 2004 consulting services agreement. Emanuela Frattini Magnusson is the wife of Carl G. Magnusson, our Executive Vice President and Director of Design. We believe that all of the transactions with Emanuela Frattini Magnusson are on terms that are fair to us and no less favorable to us than those that could have been obtained in a comparable transaction with an independent third party.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of October 31, 2004 for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 46,294,958 shares of our common stock outstanding on October 31, 2004. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

	Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent (1)
Stockholders owning approximately 5% or more:
Warburg, Pincus Ventures, L.P. (2)	41,963,912	90.6%
Directors and Executive Officers:
Burton B. Staniar (3)	1,776,542	3.8
Andrew B. Cogan (3)	1,267,208	2.7
Kathleen G. Bradley (3)	1,427,400	3.0
Stephen A. Grover (3)	419,996	*
Arthur C. Graves (3)	241,926	*
Jeffrey A. Harris (4)	41,963,912	90.6
Sidney Lapidus (5)	41,963,912	90.6
Kewsong Lee (6)	41,963,912	90.6
Kevin Kruse	—	*
John F. Maypole (7)	—	*
Anthony P. Terracciano (8)	—	*
All directors and executive officers as a group (14 persons)	47,815,697	95.6

*	Represents beneficial ownership of less than one percent of our common stock.
(1)	Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following October 31, 2004 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares outstanding for these purposes as of October 31, 2004 was 46,294,958 shares of common stock.
(2)	Includes 41,419,844 shares directly owned and 544,068 shares beneficially owned through Warburg Pincus & Co. The sole general partner of Warburg Pincus is Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. The members of Warburg Pincus LLC are substantially the same as the partners of Warburg Pincus & Co. The address of Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017.
(3)	Excludes options to purchase 55,092, 176,292, 55,092, 55,092, 176,292 and 578,460 shares of common stock held by Messrs. Staniar, Cogan, Graves, Grover and Ms. Bradley and all directors and executive officers as a group, respectively, that will not vest within 60 days of October 31, 2004.

(4)	Mr. Harris, a director of Knoll, Inc., is a managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Harris are included because of his affiliation with the Warburg Pincus entities. Mr. Harris owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(5)	Mr. Lapidus, a director of Knoll, Inc., is a managing director and senior advisor of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Lapidus are included because of his affiliation with the Warburg Pincus entities. Mr. Lapidus owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(6)	Mr. Lee, a director of Knoll, Inc., is a managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Lee are included because of his affiliation with the Warburg Pincus entities. Mr. Lee owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(7)	Excludes options to purchase 25,000 shares of common stock described in the offer letter to Mr. Maypole, the grant of which has been approved by our board of directors, effective upon consummation of this offering.
(8)	Excludes options to purchase 25,000 shares of common stock described in the offer letter to Mr. Terracciano, the grant of which has been approved by our board of directors, effective upon consummation of this offering.

Selling Stockholders

The following table sets forth certain information with respect to the common stock held by each selling stockholder as of October 31, 2004 and as adjusted to reflect the sale of 11,045,348 shares by the selling stockholders in this offering and the issuance of 1,600,000 shares of common stock granted upon the closing of this offering pursuant to our 2004 performance-based restricted stock awards.

	Beneficial Ownership Prior to Offering		Shares Being Offered(1)		Beneficial Ownership After Offering
Name	Shares	Percent(5)			Shares		Percent(5)
Warburg, Pincus Ventures, L.P.	41,963,912	90.6%	11,000,000	(2)	30,963,912		64.6%
Burton B. Staniar	1,776,542	3.8	0	(3)	1,856,542	(6)	3.8	(6)
John H. Lynch	1,694,836	3.6	0	(4)	1,694,836		3.5
Other selling stockholders	101,412	*	45,348		56,064		*

*	Less than 1%.
(1)	Assumes no exercise of the underwriters’ over-allotment option.
(2)	Warburg Pincus has granted the underwriters a 30-day option to purchase up to 1,095,960 shares of common stock it holds solely to cover over-allotments, if any. In the event the over-allotment option is exercised in full, Warburg Pincus will beneficially own 29,867,952 shares, or 62.4% of the common stock after the offering.
(3)	Mr. Staniar has granted the underwriters a 30-day option to purchase up to 332,620 shares of common stock he holds solely to cover over-allotments, if any. In the event the over-allotment option is exercised in full, Mr. Staniar will beneficially own 1,545,958 shares, or 3.2% of the common stock after the offering.
(4)	Mr. Lynch has granted the underwriters a 30-day option to purchase up to 228,222 shares of common stock he holds solely to cover over-allotments, if any. In the event the over-allotment option is exercised in full, Mr. Lynch will beneficially own 1,466,614 shares, or 3.0% of the common stock after the offering.
(5)	Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following October 31, 2004 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares outstanding for these purposes as of October 31, 2004 was 46,294,958 shares of common stock.
(6)	Reflects the issuance of 80,000 shares of common stock granted upon the closing of this offering pursuant to our 2004 performance-based restricted stock awards.

DESCRIPTION OF CAPITAL STOCK

General

After this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of October 31, 2004, there were 46,294,958 shares of common stock outstanding and no shares of preferred stock outstanding. As of October 31, 2004, we had 39 record holders of our common stock. Upon the closing of this offering, we will have 47,893,658 shares of common stock and no shares of preferred stock outstanding. In addition, upon closing of this offering, options to purchase 11,894,736 shares of our common stock were outstanding and 1,971,924 shares of our common stock were reserved for future grants under our stock option plans.

Common Stock

Holders of common stock are entitled to one vote per share in all matters to be voted on by our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding preferred stock. Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price.

Registration Rights

Some of our stockholders have the right to require us to register common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is EquiServe, Trust Company, N.A.

NYSE Listing

At present, there is no established trading market for the common stock. We have been approved to list our shares of common stock on the New York Stock Exchange under the trading symbol “KNL.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits of our Registration Statement filed in connection with this offering.

General. On September 30, 2004, we entered into a new credit facility. Our new credit facility with various lenders and UBS AG, Stamford Branch, as Administrative Agent, and Goldman Sachs Credit Partners L.P., as Syndication Agent, permits us to borrow an aggregate principal amount of up to $488.0 million, consisting of a $63.0 million revolving credit facility and $425.0 million term loan facility. Our revolving credit facility can be increased from $63.0 million to $75.0 million if we obtain additional commitments, which can be effected without the consent of the lenders. Our new credit facility is guaranteed by all our existing and future direct and indirect domestic subsidiaries. Our new credit facility includes a letter of credit subfacility. We used the proceeds of the term loan facility to repay our prior revolving and term loan credit facility, including accrued interest, in the aggregate amount of $355.2 million, and to fund a cash dividend of $70.6 million to our existing stockholders.

Security. Our indebtedness under our new credit facility is secured by, among other things, (i) 100% of the capital stock of each of our domestic subsidiaries and (ii) 65% of the capital stock of each of our foreign subsidiaries that are directly owned by us or by a one of our wholly owned domestic subsidiaries. In addition, the Lenders hold a first priority security interest in substantially all of our assets and properties, as well as those of our domestic subsidiaries. The lenders will release all of the collateral (other than collateral consisting of the capital stock of each of our subsidiaries) securing our new credit facility if our debt ratings reach specified levels.

Interest. Indebtedness under our new credit facility bears interest at a floating rate based, at our option, upon (i) LIBOR (the London Interbank Offered Rate) for one, two, three or six months plus 2.5% in the case of both revolving credit facility loans and plus 3.0% in the case of term loans or (ii) the greater of the federal funds rate plus 0.5% or the prime rate plus 1.5% in the case of the revolving credit facility loans and plus 2.0% in the case of term loans. In the case of the revolving credit facility, these rates are subject to change based on our ratio of funded debt to EBITDA.

Maturity. Loans made pursuant to the revolving credit facility may be borrowed, repaid and reborrowed from time to time until September 30, 2009, subject to satisfaction of certain conditions on the date of any such borrowing. No letter of credit can have an expiration date that is more than one year after the issuance date thereof or that is less than 15 days prior to the termination date of the revolving credit facility (unless cash collateralized). The loan made under the term loan facility was made in a single drawing on September 30, 2004 and will mature on September 30, 2011. The term loan facility is subject to quarterly amortization of principal, which will commence on December 31, 2004, equal to 0.25% of the original aggregate principal amount of the term loans. Our new credit facility will be permanently reduced with specified portions of the proceeds of asset sales that are not reinvested in assets useful in our business or the business of our subsidiaries within specified time periods.

Certain Fees. We are also required to pay to the lenders a commitment fee equal to 0.5% per annum on the committed undrawn amount of the revolving credit facility, subject to adjustment based upon our ratio of funded debt to EBITDA and letter of credit fees equal to the applicable margin payable on revolving credit facility loans maintained as LIBOR loans, subject to adjustment under similar circumstances.

Covenants. Our new credit facility contains two financial covenants. Compliance with these financial covenants is determined based on a calculation of adjusted EBITDA, in which certain types of income are excluded from EBITDA and certain non-recurring items are added back to EBITDA. The types of income excluded from EBITDA include income of any of our subsidiaries if such subsidiary is not able to pay dividends at that time, gains or losses attributable to sales of assets outside the ordinary course of business in excess of $2.5 million and gains and losses relating to fluctuations in currency values. The items added back to EBITDA include cash charges resulting from the refinancing that arise within six months of the closing of the refinancing, non-cash charges, impairments and expenses other than depreciation and amortization, restructuring and acquisition integration costs not to exceed $10 million, extraordinary losses and cash charges incurred in connection with equity or debt financings.

One financial covenant, tested quarterly, requires that we maintain a funded debt to adjusted EBITDA ratio of no greater than 5.25 to 1 for the first fiscal quarter of our new credit facility ending on December 31, 2004 and becomes increasingly restrictive in quarter-point increments during the term of our new credit facility, requiring us to maintain a funded debt to adjusted EBITDA ratio of no greater than 3.00 to 1 for each four-fiscal quarter period ending on and after September 30, 2007. The other financial covenant, tested quarterly, requires us to maintain an adjusted EBITDA to interest ratio of at least 2.25 to 1 for the first fiscal quarter of our new credit facility ending on December 31, 2004 and becomes increasingly restrictive in quarter point increments during the term of our new credit facility, requiring us to maintain an adjusted EBITDA to interest ratio of at least 3.00 to 1 for each four-fiscal quarter period ending on and after September 30, 2007.

In addition, our new credit facility also contains covenants that limit, subject to certain exceptions, (i) the incurrence of additional indebtedness; (ii) capital expenditures in excess of a specified amount in any fiscal year with a two-year carry-over; (iii) sale/leaseback transactions; (iv) declaration or payment of dividends and stock repurchases; (v) loans to and investments in third parties; (vi) most transactions with affiliates other than on terms substantially as favorable as would be obtainable in a comparable arm’s length transaction; (vii) sales or leases of assets; (viii) acquisitions; (ix) mergers and consolidations, provided that any of our subsidiaries may be merged into one another or into us; (x) prepayments of subordinated indebtedness; (xi) liens and encumbrances; and (xii) changes to our fiscal year and other matters customarily restricted in such agreements. Our new credit facility also requires us to pledge after-acquired assets, including stock of after-acquired or formed subsidiaries, and to deliver guarantees by wholly owned domestic subsidiaries, with limited exceptions; to maintain its interest rate protection agreements for a period of not less than two years in an amount equal to 50% or more of the outstanding principal amount under our new credit facility; and to maintain insurance.

Events of Default. Our new credit facility contains standard events of default, including (i) defaults in the payment of principal or interest, (ii) defaults in the observance of covenants contained in our new credit facility and related documentation, (iii) breach of representations contained in our new credit facility and related documentation, (iv) events that cause the guarantees to cease to be in full force and effect, (v) certain bankruptcy and insolvency events with respect to us and certain of our subsidiaries, (vi) cross defaults on at least $10 million of other indebtedness of ours or any of our subsidiaries, (vii) judgments, orders or decrees entered against us or certain of our subsidiaries involving $10 million or more, (viii) certain events related to ERISA, (ix) events that cause the subordination provisions of certain subordinated debt to cease to be in full force and effect, (x) loss of liens on collateral and (xi) a change of control. After consummation of this offering, a change of control is deemed to occur if, among other events, any person or group becomes the beneficial owner of more than 40% of the voting stock, other than Warburg Pincus and our senior management, or if a majority of the seats on our board of directors are occupied by persons who were neither nominated by the board of directors nor appointed by directors so nominated.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that those sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Upon completion of this offering, 47,893,658 shares of common stock will be outstanding. Of these outstanding shares, the 11,045,348 shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

An aggregate of approximately 35,248,310 shares of our common stock held by existing stockholders upon completion of this offering will be “restricted securities” (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including among others, the exemption provided by Rule 144 under the Securities Act. Except as described below, ninety days after the date of this prospectus, approximately 9,716,608 shares issuable upon exercise of then vested options will be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, of which 5,773,108 shares are subject to lock-up agreements described below. In addition, approximately 34,020,328 shares will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other restrictions described below, and approximately 1,227,982 shares will be eligible for sale without restriction under Rule 144(k), of which 34,020,328 shares and 452,091 shares, respectively, are subject to lock-up agreements described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of (1) one percent of the number of shares of common stock then outstanding, and (2) the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our 1996 Stock Incentive Plan, 1997 Stock Incentive Plan, 1999 Stock Incentive Plan, Employee Stock Purchase Plan and Retirement Savings Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

Some of our securityholders have the right to require us to register common stock for resale in some circumstances. As of September 30, 2004, 46,108,058 shares of our common stock have registration rights under our stockholders agreements. See “Certain Relationships and Related Party Transactions.”

Lock-up Agreements

In connection with this offering, we and our directors, officers and stockholders who hold approximately 40,245,527 shares of our outstanding common stock and options to purchase shares of our common stock have agreed that, without the prior written consent of Goldman, Sachs & Co. and UBS Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriting.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a “U.S. person.” For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the United States;

•	a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid Internal Revenue Service, or IRS, Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a

non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5 percent of such regularly traded common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding could have been reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the certification described above that it is not a U.S. person or has otherwise established an exemption.

Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are U.S. persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Knoll, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., UBS Securities LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,534,511
UBS Securities LLC	3,534,511
Banc of America Securities LLC	1,325,442
J.P. Morgan Securities Inc.	1,325,442
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,325,442

Total	11,045,348

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,656,802 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,656,802 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$1.05	$1.05
Total	$11,597,615.40	$13,337,257.50

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.63 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and all of our officers, directors and principal stockholders, including the selling stockholders, have agreed with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and UBS Securities LLC. Additionally, shares subject to a lock-up may be transferred by bona fide gift, or to a trust for the benefit of the party granting the lock-up so long as the trustee is bound by the terms of the lock-up and such transfer is not a disposition for value. The lock-up does not apply to sales to the underwriters or certain de minimis repurchases by us. The parties granting the lock-up may also establish a Rule 10b5-1 trading plan, so long as such plan does not transfer any shares during the lock-up period. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been determined by negotiations between representatives of the underwriters and Warburg Pincus. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list the common stock on the New York Stock Exchange under the symbol “KNL.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Knoll; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

At our request, the underwriters have reserved, at the initial offering price, up to 552,267 shares offered hereby for sale to our directors, officers, employees, business associates, and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. UBS Financial Services, Inc., an affiliate of UBS Securities LLC, will act as plan administrator for such plan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,500,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for Warburg Pincus or its affiliates, for which they have received or will receive customary fees and expenses. Certain affiliates of the underwriters have acted as arrangers, agents and lenders in connection with our new credit facility.

VALIDITY OF SECURITIES

The validity of our common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The validity of the common stock offered by this prospectus will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Knoll, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in the prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP, our independent registered public accounting firm, has recently notified our board of directors that certain of its affiliates had performed non-audit services in China and South Korea for an entity that may be deemed to be affiliated with our principal stockholder which were not in accordance with the auditor independence standards of Regulation S-X and the Public Company Accounting Oversight Board, or the PCAOB.

During fiscal years 2001, 2002 and 2003, Ernst & Young performed tax and payroll services for the affiliate of our principal stockholder. Ernst & Young’s affiliated firms in China and South Korea made payment of the relevant taxes and payrolls on behalf of the affiliate. The payment of those taxes and payrolls involved the handling of the affiliate’s tax and payroll related funds. Ernst & Young’s fees for these services were an aggregate of approximately $190,000 for the three year period. Total disbursements made by Ernst & Young in China and South Korea for the affiliate were approximately $9.6 million for the three year period. The services have been discontinued. Ernst & Young and the audit committee of the affiliate have concluded that the provision of such services has not impaired the independence of Ernst & Young with respect to the affiliate.

Our board of directors and Ernst & Young have separately considered the impact that providing these non-audit services may have had on Ernst & Young’s independence with respect to us. Our board of directors, on November 22, 2004, and Ernst & Young have each concluded there has been no impairment of Ernst & Young’s independence. In making this determination, both our board of directors and Ernst & Young considered, among other things, that the services were provided to the affiliate and not to us or any of our subsidiaries, the ministerial nature of the services provided and the de minimis amount of the fees involved.

In addition, on November 22, 2004, Ernst & Young issued its independence letter to our board of directors pursuant to Rule 3600T of the PCAOB, which adopts on an interim basis the Independence Standards Board’s Standard No. 1. That letter reported that Ernst & Young satisfies the auditor independence standards of Regulation S-X in connection with its audit opinion for the financial statements contained in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the shares we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including this registration statement (File No. 333-118901), over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KNOLL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Knoll, Inc.

We have audited the accompanying consolidated balance sheets of Knoll, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other indefinite-lived intangible assets.

/s/    ERNST & YOUNG LLP

Philadelphia, Pennsylvania

January 30, 2004, except for the first, second and third paragraphs of Note 22, as to which the dates are March 30, 2004, November 14, 2004 and November 22, 2004, respectively

KNOLL, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(dollars in thousands, except per share data)

	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$11,517	$12,873
Customer receivables, net	91,271	91,687
Inventories	38,354	47,882
Deferred income taxes	14,338	18,121
Prepaid and other current assets	5,702	11,723

Total current assets	161,182	182,286
Property, plant, and equipment, net	154,653	165,504
Goodwill, net	45,101	43,782
Intangible assets, net	190,365	191,861
Other non-trade receivables	5,602	5,164
Other noncurrent assets	4,098	1,754

Total Assets	$561,001	$590,351

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$81,340	$63,824
Accounts payable	54,502	56,785
Income taxes payable	—	2,369
Other current liabilities	53,578	73,727

Total current liabilities	189,420	196,705
Long-term debt	299,531	388,218
Deferred income taxes	39,908	31,483
Postretirement benefits other than pension	21,149	20,028
Pension liability	8,768	5,090
International retirement obligation	5,313	4,165
Other noncurrent liabilities	5,031	7,785

Total liabilities	569,120	653,474

Stockholders’ deficit:
Common stock, $0.01 par value; authorized 100,000,000 shares; 46,306,858 shares issued and outstanding (net of 105,400 treasury shares) in 2003 and 46,336,058 shares issued and outstanding (net of 76,200 treasury shares) in 2002	463	463
Additional paid-in capital	1,937	2,463
Accumulated deficit	(12,068)	(48,417)
Accumulated other comprehensive income (loss)	1,549	(17,632)

Total stockholders’ deficit	(8,119)	(63,123)

Total Liabilities and Stockholders’ Deficit	$561,001	$590,351

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

(dollars in thousands, except per share data)

	2003	2002	2001
Sales	$697,246	$773,263	$985,388
Cost of sales	460,911	492,902	594,446

Gross profit	236,335	280,361	390,942
Selling, general, and administrative expenses	149,739	156,314	195,532
Restructuring charge (Note 13)	—	—	1,655

Operating income	86,596	124,047	193,755
Interest expense	20,229	26,541	42,101
Other (expense) income, net	(2,473)	2,933	(3,670)

Income before income tax expense	63,894	100,439	147,984
Income tax expense	27,545	40,667	60,794

Net income	$36,349	$59,772	$87,190

Earnings per share:
Basic	$.78	$1.29	$1.88
Diluted	$.75	$1.23	$1.80
Weighted-average shares outstanding:
Basic	46,317,530	46,345,714	46,285,108
Diluted	48,414,374	48,474,648	48,395,074

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Unearned Stock Grant Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
Balance at January 1, 2001 (46,387,258 shares)	$463	$3,360	$(2)	$(195,379)	$(12,817)	$(204,375)
Net income	—	—	—	87,190	—	87,190
Foreign currency translation adjustment	—	—	—	—	(4,732)	(4,732)

Comprehensive income						82,458

Purchase of common stock (23,600 shares)	—	(403)	—	—	—	(403)
Earned stock grant compensation	—	—	2	—	—	2

Balance at December 31, 2001	$463	$2,975	$—	$(108,189)	$(17,549)	$(122,318)
Net income	—	—	—	59,772	—	59,772
Foreign currency translation adjustment	—	—	—	—	2,568	2,568
Minimum pension liability (net of income tax effect of $1,766)	—	—	—	—	(2,651)	(2,651)

Comprehensive income						59,689

Purchase of common stock (27,600 shares)	—	(494)	—	—	—	(494)

Balance at December 31, 2002	$463	$2,463	$—	$(48,417)	$(17,632)	$(63,123)
Net income	—	—	—	36,349	—	36,349
Foreign currency translation adjustment	—	—	—	—	18,980	18,980
Minimum pension liability (net of income tax effect of $133)	—	—	—	—	201	201

Comprehensive income						55,530

Purchase of common stock (29,200 shares)	—	(526)	—	—	—	(526)

Balance at December 31, 2003 (46,306,858 shares)	$463	$1,937	$—	$(12,068)	$1,549	$(8,119)

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

(in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,349	$59,772	$87,190
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	28,217	28,768	27,735
Amortization of intangible assets	1,382	1,424	8,228
Loss on early extinguishment of debt	1,151	1,940	—
Proceeds from settlement of foreign currency contracts	1,484	—	—
Foreign currency loss (gain)	6,509	27	(2,593)
Proceeds from termination of interest rate swap agreements	4,770	—	—
Other noncash items	(6,388)	(4,690)	7,895
Changes in assets and liabilities:
Customer receivables	3,117	9,832	32,019
Inventories	11,505	13,404	18,150
Accounts payable	(5,132)	(4,014)	(25,766)
Current and deferred income taxes	1,217	10,462	757
Other current assets	920	(1,493)	993
Other current liabilities	(15,894)	(23,501)	(22,780)
Other noncurrent assets and liabilities	9,768	3,435	2,319

Cash provided by operating activities	78,975	95,366	134,147

CASH FLOWS FOR INVESTING ACTIVITIES
Capital expenditures	(9,722)	(18,114)	(25,020)
Proceeds from sale of assets	235	37	71
Purchase of license agreement	(630)	—	—

Cash used in investing activities	(10,117)	(18,077)	(24,949)

CASH FLOWS FOR FINANCING ACTIVITIES
Proceeds from revolving credit facility, net	49,750	7,000	153,000
Repayment of long-term debt	(121,086)	(102,570)	(31,250)
Payment of dividend	—	—	(220,339)
Purchase of common stock	(526)	(494)	(403)
Premium paid for early extinguishment of debt	(1,037)	(1,813)	—

Cash used in financing activities	(72,899)	(97,877)	(98,992)

Effect of exchange rate changes on cash and cash equivalents	2,685	1,248	(332)

(Decrease) increase in cash and cash equivalents	(1,356)	(19,340)	9,874

Cash and cash equivalents at beginning of year	12,873	32,213	22,339

Cash and cash equivalents at end of year	$11,517	$12,873	$32,213

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. NATURE OF OPERATIONS

Knoll, Inc. and its subsidiaries (the “Company” or “Knoll”) are engaged in the design, manufacture and sale of office furniture products and accessories, focusing on the middle to high-end segments of the contract furniture market. The Company has operations in the United States (“U.S.”), Canada and Europe and sells its products primarily through its direct sales representatives and independent dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The results of the European subsidiaries are reported and included in the consolidated financial statements on a one-month lag to allow for the timely presentation of consolidated information. The effect of this presentation is not material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the date of purchase.

Revenue Recognition and Accounts Receivable

Revenue from the sale of products is recognized upon transfer of title to the client, which occurs at the time of shipment.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on contractual terms of sale. If the financial condition of the Company’s clients and dealers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property, Plant, Equipment and Depreciation

Property, plant, and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 3 to 12 years for machinery and equipment.

Intangible Assets

Intangible assets consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company adopted Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), on January 1, 2002. The adoption of these statements did not result in any changes to the classification of the Company’s goodwill and other intangible assets. Effective January 1, 2002, the Company assigned an indefinite useful life to its trademarks and discontinued the amortization of both its goodwill and trademarks. The following table sets forth a reconciliation of reported net income to net income adjusted to exclude amortization expense recognized during the year ended December 31, 2001 for goodwill and trademarks:

Twelve Months Ended December 31, 2001
(in thousands except per share data)
Reported net income	$87,190
Add back:
Goodwill amortization, net of tax benefit of $185	1,099
Trademark amortization, net of tax benefit of $2,189	3,309

Adjusted net income	$91,598

Adjusted earnings per share—basic	$1.98

Adjusted earnings per share—diluted	$1.89

The Company completed the transitional impairment test of its trademarks as of January 1, 2002. The fair value of the trademarks was estimated using a discounted cash flow method. No impairment of the trademarks was determined to exist at January 1, 2002. The annual impairment test of trademarks is completed as of October 1 of each year. It was determined that no impairment existed based on the annual impairment tests for 2003 and 2002.

The Company has identified North America and Europe as its two reporting units and all of the Company’s goodwill is in North America. The Company completed its transitional goodwill impairment test as of January 1, 2002 and its annual impairment tests as of October 1, 2003 and 2002. The first step of the goodwill impairment test was performed, as prescribed by SFAS 142, to identify potential impairment. This first step included estimating the fair value of the reporting unit to which the Company’s goodwill is attributable and comparing that fair value to the carrying amount of the reporting unit. Fair value was estimated using discounted cash flows and comparable company market multiples. Step one yielded a fair value that exceeded the carrying amount of each reporting unit. As a result, goodwill was considered not impaired.

The Company continues to amortize its deferred financing fees over the life of the respective debt. The gross carrying amount and related accumulated amortization of these fees were as follows:

	2003	2002
	(in thousands)
Gross carrying amount	$8,098	$8,337
Accumulated amortization	(5,564)	(4,307)

Net amount	$2,534	$4,030

As further discussed in Note 8, the Company redeemed the remaining principal amount of its 10.875% Senior Subordinated Notes during 2003. As a result, $114,000 was written off for the related deferred financing fees net of approximately $125,000 of accumulated amortization. The Company recorded expense of approximately $1.4 million for the years ended December 31, 2003, 2002, and 2001 in connection with

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amortizing its deferred financing fees. This amortization expense was recorded as a component of interest expense. The Company estimates that it will record amortization expense of $1.4 million in 2004 and $1.1 million in 2005.

Shipping and Handling

Amounts billed to clients for shipping and handling of products are classified as sales in the consolidated statements of operations. Costs incurred by the Company for shipping and handling are classified as cost of sales.

Research and Development Costs

Research and development expenses, which are expensed as incurred, were $9.3 million for 2003, $9.7 million for 2002, and $10.4 million for 2001.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”), on January 1, 2001. The adoption of SFAS 133 did not have a material effect on the earnings or financial position of the Company. On the date a derivative instrument is entered into, the Company designates the derivative as (i) a fair value hedge, (ii) a cash flow hedge, (iii) a hedge of a net investment in a foreign operation, or (iv) a risk management instrument not eligible for hedge accounting. The Company recognizes all derivatives on the consolidated balance sheet at fair value. All derivatives in effect during 2003, 2002 and 2001 were classified as risk management instruments not eligible for hedge accounting. Changes in the fair value of derivatives classified as risk management instruments not eligible for hedge accounting are reported in earnings in the period the value of the contract changes.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss). As of December 31, 2003 and 2002, the accumulated foreign currency translation adjustments included in other comprehensive income (loss) amounted to $3,999,000 and $(14,981,000), respectively.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the year in which the change occurs.

Stock-Based Compensation

At December 31, 2003, the Company has three stock incentive plans, which are described more fully in Note 18. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages entities to record compensation expense for stock-based employee compensation

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company accounts for stock-based compensation in accordance with APB 25. No stock-based employee compensation cost related to the three stock incentive plans is reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Twelve Months Ended December 31,
	2003	2002	2001
	(in thousands except per share data)
Net income, as reported	$36,349	$59,772	$87,190
Deduct:
Total stock-based employee compensation expense determined under fair-value-based method, net of related tax effects	(2,230)	(4,078)	(4,240)

As adjusted net income	$34,119	$55,694	$82,950

Earnings per share:
Basic—as reported	$.78	$1.29	$1.88

Diluted—as reported	$.75	$1.23	$1.80

Basic—as adjusted	$.74	$1.20	$1.79

Diluted—as adjusted	$.70	$1.15	$1.71

The weighted average per share fair value of options was $5.23 for 2002 grants and $5.18 for 2001 grants. There were no options granted in 2003.

The fair value of the options and stock purchase rights was estimated at the date of grant using (i) a Black-Scholes option pricing model for grants made prior to March 24, 1999 and (ii) a minimum value method for grants made on or subsequent to March 24, 1999. The following assumptions were used for the Black-Scholes model in 1999: risk-free interest rate of 6.5%, dividend yield of zero, expected volatility of the market price of the common stock of 35.0% and weighted average expected lives of 7 years for the options and 3 months for the stock purchase rights. Under the minimum value method, the Company used the following assumptions: risk-free interest rate of 4.9% in 2002 and 5.1% in 2001; dividend yield of zero in 2002 and 2001; and weighted average expected lives of 7 years in 2002 and 2001. Volatility was not considered under the minimum value method. The estimated fair value of the options was amortized to expense over the vesting period of the options for purposes of determining as adjusted net income.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive (loss) income, net of tax are as follows (in thousands):

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
December 31, 2001
Minimum pension liability	$—	$—	$—	$—	$—
Foreign currency translation adjustment	(12,817)	(4,732)	—	(4,732)	(17,549)

Accumulated other comprehensive (loss) income, net of tax	$(12,817)	$(4,732)	$—	$(4,732)	$(17,549)

December 31, 2002
Minimum pension liability	$—	$(4,417)	$1,766	$(2,651)	$(2,651)
Foreign currency translation adjustment	(17,549)	2,668	—	2,568	(14,981)

Accumulated other comprehensive (loss) income, net of tax	$(17,549)	$(1,849)	$1,766	$(83)	$(17,632)

December 31, 2003
Minimum pension liability	$(2.651)	$334	$(133)	$201	$(2,450)
Foreign currency translation adjustment	(14,981)	18,980	—	18,980	3,999

Accumulated other comprehensive (loss) income, net of tax	$(17,632)	$19,314	$(133)	$19,181	$1,549

Earnings per Share

Basic earnings per share excludes the dilutive effect of common shares that could potentially be issued, due to the exercise of stock options, and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the effect of shares and potential shares issued under the stock incentive plans.

	Twelve Months Ended December 31,
	2003	2002	2001
	(in thousands)
Weighted average shares of common stock outstanding—basic	46,318	46,346	46,286
Assumed exercise of stock options, net of shares assumed reacquired	2,096	2,128	2,108

Weighted average common shares—diluted	48,414	48,474	48,394

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

New Accounting Pronouncement

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 introduces a new consolidation model that determines control (and consolidation) based on

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

potential variability in gains and losses of the entity being evaluated for consolidation. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The consolidation requirements apply immediately to variable interest entities created after January 31, 2003, and apply to all other variable interest entities in the first interim period ending after March 15, 2004. The consolidation requirements will not have a material effect on our financial statements.

3. CUSTOMER RECEIVABLES

Customer receivables are presented net of an allowance for doubtful accounts of $7,468,000 and $7,790,000 at December 31, 2003 and 2002, respectively. Management performs ongoing credit evaluations of its clients and generally does not require collateral. As of December 31, 2003 and 2002, the U.S. government represented approximately 23.2% and 23.1%, respectively, of gross customer receivables.

4. INVENTORIES

	2003	2002
	(in thousands)
Raw materials	$20,125	$25,176
Work in process	5,893	6,212
Finished goods	12,336	16,494

Inventories	$38,354	$47,882

Inventory reserves for obsolescence and other estimated losses were $6,559 and $6,953 at December 31, 2003 and 2002, respectively.

5. PROPERTY, PLANT, AND EQUIPMENT

	2003	2002
	(in thousands)
Land and buildings	$80,334	$75,303
Machinery and equipment	268,942	249,025
Construction in progress	5,784	10,071

Property, plant and equipment	355,060	334,399
Accumulated depreciation	(200,407)	(168,895)

Property, plant and equipment, net	$154,653	$165,504

6. INTANGIBLE ASSETS

Information regarding the Company’s goodwill and other intangible assets follow (in thousands):

	2003			2002
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:
Goodwill	$53,351	$(8,250)	$45,101	$51,763	$(7,981)	$43,782
Trademarks	219,900	(32,069)	187,831	219,900	(32,069)	187,831
Amortizable intangible assets:
Deferred financing fees	8,098	(5,564)	2,534	8,337	(4,307)	4,030

Total	$281,349	$(45,883)	$235,466	$280,000	$(44,357)	$235,643

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill are as follows (in thousands):

	2003			2002
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Balance at beginning of year	$51,763	$(7,981)	$43,782	$51,664	$(7,972)	$43,692
Foreign currency translation gain	1,588	(269)	1,319	99	(9)	90

Balance at end of year	$53,351	$(8,250)	$45,101	$51,763	$(7,981)	$43,782

7. OTHER CURRENT LIABILITIES

	2003	2002
	(in thousands)
Accrued employee compensation	$23,160	$27,225
Accrued product warranty	5,647	7,110
Accrued pension costs	6,251	8,055
Accrued group insurance	3,207	3,625
Accrued freight	2,808	2,569
Other	12,505	25,143

Other current liabilities	$53,578	$73,727

8. INDEBTEDNESS

The Company’s long-term debt is summarized as follows:

	2003	2002
	(in thousands)
10.875% Senior Subordinated Notes	$—	$57,250
Term loans, variable rate (2.515% at December 31, 2003 and 2.545% at December 31, 2002), due through 2005	156,250	220,000
Revolving loans, variable rate (2.515%–4.375% at December 31, 2003 and 2.545%–4.25% at December 31, 2002), due 2005	223,750	174,000
Other	871	792

	380,871	452,042
Less current maturities	(81,340)	(63,824)

Long-term debt	$299,531	$388,218

Senior Subordinated Notes

On March 28, 2003, the Company redeemed the remaining principal amount ($57,250,000) of its 10.875% Senior Subordinated Notes due 2006 at a redemption price of 101.812% of principal amount, plus accrued interest. The redemption was funded with borrowings under the senior revolving credit facility. The Company recorded a loss on the early extinguishment of debt of $1,151,000.

On April 30, 2002, the Company redeemed $50,000,000 aggregate principal amount of the Senior Subordinated Notes at 103.625% of principal amount. The Company recorded a loss on the early extinguishment of debt of $1,940,000.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” effective for fiscal years beginning after May 15, 2002, losses on extinguishments of debt no longer qualify for classification as an extraordinary item. These amounts have been included in other income (expense) on the consolidated statement of operations. The 2002 amounts have been reclassified to conform to the 2003 presentation.

Term and Revolving Loans

The Company has a senior credit agreement with a group of banks that includes a term-loan facility and a $325,000,000 revolving credit facility. The senior credit agreement contains a letter of credit subfacility that allows for the issuance of up to $25,000,000 in letters of credit and a swing-line loan subfacility that allows for the issuance of up to $10,000,000 in swing-line loans. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit and swing-line loans. At December 31, 2003, the Company had $5,038,000 of letters of credit outstanding, borrowings of $223,750,000 under the revolving credit facility and approximately $96,212,000 available for borrowing under the revolving credit facility. The letters of credit have expiration dates of May 30, 2004 and December 31, 2004 with auto-renew provisions, and one expires October 31, 2004.

The Company pays a commitment fee, depending on the Company’s leverage ratio, ranging from 0.175% to 0.50%, on the unused portion of the revolving credit facility. In addition, the Company is required to pay a letter of credit fee ranging from 0.625% to 1.625%, depending on the Company’s ratio of funded debt to earnings before income taxes, depreciation, amortization and other noncash charges (“EBITDA”), and an issuing lender fee equal to 0.25% on the amount available to be drawn under letters of credit. As of December 31, 2003, the commitment and letter of credit fees applicable to the Company were 0.375% and 1.375%, respectively.

Borrowings under the agreement bear interest at a floating rate based, at the Company’s option, upon (i) the Eurodollar rate (as defined therein) plus an applicable percentage that is subject to change based upon the Company’s ratio of funded debt to EBITDA or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage that is subject to change based upon the Company’s ratio of funded debt to EBITDA. The Company is required to make quarterly principal payments under the term loan facility of $18,750,000 through September 2004 increasing to $25,000,000 through September 2005. The revolving credit facility allows the Company to borrow, repay, and reborrow funds from time to time until November 4, 2005.

The agreement is secured by substantially all of the Company’s present and future domestic assets, 100% of the capital stock of the Company’s present and future domestic subsidiaries and 65% of the capital stock of the Company’s present and future foreign subsidiaries. Additionally, all borrowings are jointly and severally, unconditionally guaranteed by the Company’s existing and future domestic subsidiaries. However, if the Company is unable to satisfy all or any portion of its obligations with respect to the credit agreement, it is unlikely that the guarantors will be able to pay all or any portion of such unsatisfied obligations.

The credit agreement subjects the Company to various affirmative and negative covenants. Among other things, the covenants limit the Company’s ability to incur additional indebtedness, declare or pay dividends and purchase Company stock and require the Company to maintain certain financial ratios with respect to funded debt leverage and interest coverage. The Company was in compliance with the credit agreement covenants at December 31, 2003. See Note 10 for further discussion of interest rate protection agreements.

The Company also has several revolving credit agreements with various European financial institutions. These credit agreements provide credit primarily for overdraft and working capital purposes. As of December 31, 2003, total credit available under such agreements was approximately $10,251,000. There is

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

currently no expiration date on these agreements. The interest rate on borrowings is variable and is based on the monetary market rate that is linked to each country’s prime rate. As of December 31, 2003, the Company did not have any outstanding borrowings under the European credit facilities.

Interest Paid

During 2003, 2002 and 2001, the Company made interest payments including amounts paid related to the Company’s interest rate collar and swap agreements totaling $20,606,000, $26,577,000, and $40,202,000, respectively.

Maturities

Aggregate maturities of the Company’s indebtedness as of December 31, 2003 are as follows (in thousands):

2004	$81,340
2005	298,847
2006	102
2007	106
2008	110
Subsequent years	366

$380,871

9. PREFERRED STOCK

The Company’s Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $1.00 per share. 1,920,000 of these shares are designated as Series A 12% Participating Convertible Preferred Stock, of which 1,602,998 shares have been retired and canceled and 317,002 shares remain eligible to be issued. Subject to applicable laws, the Board of Directors is authorized to provide for the issuance of preferred shares in one or more series, for such consideration and with designations, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors. There is no Preferred Stock outstanding as of December 31, 2003 and 2002.

10. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Collar and Swap Agreements

The Company uses interest rate collar agreements to manage its exposure to fluctuations in interest rates on its variable-rate debt. Such agreements effectively set agreed-upon maximum and minimum rates on a notional principal amount and utilize the London Interbank Offered Rate (“LIBOR”) as a variable-rate reference. Changes in the fair value of interest rate collar agreements are reported in earnings in the period the value of the contract changes. The net amount paid or received upon quarterly settlements is recorded as an adjustment to interest expense, while the change in fair value is recorded as a component of other income (expense).

In February 2001, the Company negotiated modifications to its existing interest rate collar agreements that increased the aggregate notional principal amount from $135.0 million to $200.0 million, decreased the weighted average minimum rate from 5.64% to 5.12%, and extended the termination date to February 2004.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2002, the Company entered into two interest rate swap agreements that effectively convert the fixed rate floor on the Company’s interest rate collar agreements to a floating rate of interest. Under the interest rate swap agreements, the Company received a fixed rate of interest of 5.12% and paid a variable rate of interest equal to the three-month LIBOR, as determined on the last day of each quarterly settlement period, plus 1.35% on an aggregate notional principal amount of $200.0 million. On March 11, 2003, the Company terminated its two interest rate swap agreements for cash proceeds of $4,770,000, recognizing a loss of $758,000.

The aggregate fair market value of the interest rate collars from the Company’s perspective as of December 31, 2003 was ($2.1 million), all of which was included in other current liabilities in the Company’s consolidated balance sheet as of December 31, 2003. During 2003, the Company recognized an aggregate net gain related to the agreements of $720 thousand, of which $6.56 million was recorded as interest expense and $7.28 million was recorded as a component of other income in the Company’s consolidated statement of operations. The aggregate fair value of the interest rate collar and swap agreements from the Company’s perspective as of December 31, 2002 was ($3.7 million), of which $7.7 million was recorded as a current liability, $5.7 million was recorded as a current asset and $1.7 million was recorded as a noncurrent liability in the Company’s consolidated balance sheet as of December 31, 2002. During 2002, the Company recognized an aggregate net gain related to these agreements of $.5 million, of which $4.4 million was recorded as interest expense and $4.9 million was recorded as a component of other income in the Company’s consolidated statement of operations.

The Company will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through derivative transactions.

Foreign Currency Contracts

From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by the U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense).

The aggregate fair market value of the foreign currency option contract outstanding at December 31, 2003 was $200 thousand, all of which was included in prepaid and other current assets in the Company’s consolidated balance sheet as of December 31, 2003. During 2003, the Company recognized a corresponding net gain related to the agreement. The Company also realized a net gain of $1.5 million related to agreements initiated and settled during 2003.

The Company did not have any foreign currency forward exchange or option contracts outstanding at December 31, 2002. The aggregate net gain related to the Company’s foreign currency forward exchange contracts was not material for 2002 or 2001.

11. CONTINGENT LIABILITIES AND COMMITMENTS

The Company is currently involved in matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company offers a warranty for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized.

Factors that affect the Company’s liability include historical product failure experience and estimated repair costs for identified matters for each specific product category. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented.

Changes in the Company’s warranty reserve during the years ended December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
	(in thousands)
Balance, beginning of the year	$7,110	$8,113	$10,485
Provision for warranty claims	4,729	4,452	5,037
Warranty claims paid	(6,070)	(5,457)	(7,493)
Exchange rate impact	(122)	2	84

Balance, end of the year	$5,647	$7,110	$8,113

The Company is currently involved in various agreements in which it guarantees a percentage of the contract value between certain clients and a financing company. Under the terms of the agreements, the Company is liable for the guaranteed amount upon nonpayment by the client. As of December 31, 2003, the arrangements have expiration dates that range from 2004 to 2008 and the Company has recorded a liability of $628,000, which is the maximum potential liability under these guarantees. No recourse provisions or collateral exists which would allow the Company to recover amounts paid.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (“Statement 143”), “Accounting for Asset Retirement Obligations”. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted Statement 143 on January 1, 2003 and recorded an asset retirement obligation of $390,000 related to the removal of leasehold improvements that have been made to one of the Company’s manufacturing and distribution centers. Such improvements must be removed upon termination of the lease agreement.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The fair values of these financial instruments approximate their carrying amounts due to their immediate or short-term periods to maturity.

Long-Term Debt

The fair values of the Company’s long-term debt instruments approximate their carrying amounts.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Collar and Swap Agreements

The carrying value and fair value of the Company’s interest rate collar and swap agreements, as estimated by dealers, was ($2,100,000) from the Company’s perspective at December 31, 2003. The carrying value and the fair value of the Company’s interest rate collar and swap agreements at December 31, 2002 was ($3,700,000).

13. RESTRUCTURING

In September 2001, the Company adopted a restructuring plan to eliminate certain salaried positions in its workforce in North America. In connection with the restructuring plan, the Company recorded a restructuring charge of $1,655,000 for severance and other termination benefits. As of December 31, 2003, all benefits have been fully paid.

14. INCOME TAXES

Income (loss) before income tax expense consists of the following:

	2003	2002	2001
	(in thousands)
U.S. operations	$67,024	$96,775	$135,447
Foreign operations	(3,130)	3,664	12,537

	$63,894	$100,439	$147,984

Income tax expense is comprised of the following:

	2003	2002	2001
	(in thousands)
Current:
Federal	$11,817	$20,452	$45,595
State	3,202	4,773	9,909
Foreign	857	2,296	5,488

Total current	15,876	27,521	60,992

Deferred:
Federal	9,698	10,436	(667)
State	1,914	2,437	(89)
Foreign	57	273	558

Total deferred	11,669	13,146	(198)

Income tax expense	$27,545	$40,667	$60,794

Income taxes paid, net of refunds received, by the Company during 2003, 2002, and 2001 totaled $19,032,000, $30,242,000, and $59,901,000, respectively.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the tax effects of temporary differences that give rise to the deferred tax assets and liabilities:

	2003	2002
	(in thousands)
Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts	$2,876	$2,998
Inventories	2,395	2,619
Net operating loss carryforwards	16,229	12,702
Obligation for postretirement benefits other than pension	8,920	8,519
Accrued liabilities and other items	14,615	17,463

Gross deferred tax assets	45,035	44,301
Valuation allowance	(17,033)	(13,559)

Net deferred tax assets	28,002	30,742

Deferred tax liabilities:
Intangibles, principally due to differences in amortization	35,744	29,436
Plant and equipment, principally due to differences in depreciation and assigned values	17,828	14,668

Gross deferred tax liabilities	53,572	44,104

Net deferred tax liabilities	$(25,570)	$(13,362)

As of December 31, 2003, the Company had net operating loss carryforwards totaling approximately $45,866,000 in various foreign tax jurisdictions, of which $549,000 expire in 2005, $1,079,000 in 2006, $541,000 in 2007, $498,000 in 2009, $940,000 in 2010, and $42,259,000 may be carried forward for an unlimited time.

Future tax benefits recognized through reductions of the valuation allowance for net operating loss carryforwards that existed as of February 29, 1996, the date the Company was formed, will generally reduce goodwill.

The following table sets forth a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	2003	2002	2001
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase in the tax rate resulting from:
State taxes, net of federal effect	5.4	4.7	4.6
Effect of tax rates of other countries	0.1	(0.3)	0.6
Nondeductible goodwill amortization	—	—	0.2
Other	2.6	1.1	0.7

Effective tax rate	43.1%	40.5%	41.1%

The Company has not made provisions for U.S. federal and state income taxes as of December 31, 2003 on $52,325,000 of foreign earnings that are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. federal and state income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax liability is not practicable.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. LEASES

The Company has commitments under operating leases for certain machinery and equipment as well as manufacturing, warehousing, showroom and other facilities used in its operations. Some of the leases contain renewal provisions and generally require the Company to pay certain operating expenses, including utilities, insurance and taxes, which are subject to escalation. Total rental expense for 2003, 2002, and 2001 was $8,945,000, $9,360,000, and $10,729,000, respectively. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

2004	$8,451
2005	7,501
2006	6,060
2007	4,677
2008	3,664
Subsequent years	9,481

Total minimum rental payments	$39,834

16. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has two domestic defined benefit pension plans and two plans providing for other postretirement benefits, including medical and life insurance coverage. One of the pension plans and one of the other postretirement benefits plans cover eligible U.S. nonunion employees while the other pension plan and other postretirement benefits plan cover eligible U.S. union employees. During 2002, an amendment was made to the nonunion pension plan, in accordance with the Economic Growth and Tax Relief Reconciliation Act effective for taxable years beginning after December 31, 2001, which increased the limit on compensation that may be taken into account under a defined benefit pension plan to $200,000. The impact of this amendment was reflected in the measurement of the related benefit obligation as of December 31, 2002.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth a reconciliation of the benefit obligation, plan assets and accrued benefit cost related to the pension and other postretirement benefits provided by the Company:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
	(in thousands)
Change in benefit obligation:
Benefit obligation at January 1	$58,204	$44,403	$23,085	$20,882
Service cost	8,729	8,009	835	748
Interest cost	3,967	3,231	1,533	1,479
Participant contributions	222	141	—	—
Plan amendment	—	505	—	—
Actuarial loss	2,617	2,333	2,261	1,454
Benefits paid	(624)	(418)	(1,295)	(1,478)

Benefit obligation at December 31	$73,115	$58,204	$26,419	$23,085

Change in plan assets:
Fair value of plan assets at January 1	34,969	30,945	—	—
Actual return (loss) on plan assets	6,054	(2,510)	—	—
Employer contributions	6,961	6,811	1,295	1,478
Participant contributions	222	141	—	—
Benefits paid	(624)	(418)	(1,295)	(1,478)

Fair value of plan assets at December 31	47,582	34,969	—	—

Funded status	(25,533)	(23,235)	(26,419)	(23,085)
Unrecognized net loss	14,838	14,651	6,630	4,530
Unrecognized prior service cost (benefit)	705	782	(2,679)	(2,903)

Net amount recognized	$(9,990)	$(7,802)	$(22,468)	$(21,458)

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit cost	$(14,778)	$(13,001)	$(22,468)	$(21,458)
Intangible asset	705	782	—	—
Accumulated other comprehensive income	4,083	4,417	—	—

Net amount recognized	$(9,990)	$(7,802)	$(22,468)	$(21,458)

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	4.00	4.00	4.00	4.00

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the components of the net periodic benefit cost for the Company’s pension and other postretirement benefits plans:

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
	(in thousands)
Service cost	$8,729	$8,009	$7,344	$835	$748	$789
Interest cost	3,967	3,231	2,433	1,533	1,479	1,463
Expected return on plan assets	(3,761)	(3,063)	(2,210)	—	—	—
Amortization of prior service cost	77	35	35	(223)	(223)	1
Recognized actuarial loss (gain)	137	—	—	161	90	(53)

Net periodic benefit cost	$9,149	$8,212	$7,602	$2,306	$2,094	$2,200

Additional Information
(Decrease) increase in minimum liability included in other comprehensive income	$(334)	$4,417	$—	$—	$—	$—

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Discount rate	6.75%	6.75%	6.75%	6.75%
Expected return on plan assets	8.50	8.50	N/A	N/A
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected long-term rate of return on assets is based on management’s expectations of long-term average rates of return to be earned on the investment portfolio. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan assets are invested.

At December 31, 2003 and 2002, both of the Company’s defined benefit pension plans had an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation applicable to both plans was $62,361,000 and $47,971,000, respectively, and the fair value of the related plan assets was $47,582,000 and $34,969,000, respectively. The projected benefit obligation for both plans at December 31, 2003 and 2002 was $73,115,000 and $58,204,000, respectively.

For purposes of measuring the benefit obligation and the net periodic benefit cost as of and for the year ended December 31, 2003, respectively, associated with the Company’s other postretirement benefits plans, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was then assumed to decrease 1.0% per year to an ultimate rate of 5.0% for 2008 and thereafter. Increasing the assumed health care cost trend rate by 1.0% in each year would increase the benefit obligation as of December 31, 2003 by $2,402,000 and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2003 by $262,000. Decreasing the assumed health care cost trend rate by 1.0% in each year would decrease the benefit obligation as of December 31, 2003 by $1,992,000 and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2003 by $217,000.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s pension plans’ weighted-average asset allocations as of December 31, 2003 and 2002, by asset category are as follows:

	Plan Assets at December 31
Asset Category	2003	2002
Temporary Investment Funds	1%	6%
Equity Investment Funds	60	50
Fixed Income Funds	39	44

Total	100%	100%

The Company’s pension plans’ investment policy includes an asset mix based on the Company’s risk posture. The investment policy states a target allocation of 60% equity funds and 40% fixed income funds. Inclusion of the fixed income funds is to provide growth through income and these funds should primarily invest in fixed income instruments of the U.S. Treasury and government agencies and investment-grade corporate bonds. The equity fund investments can consist of a broadly diversified domestic equity fund, an actively managed domestic equity fund and an actively managed international equity fund. The purpose of these funds is to provide the opportunity for capital appreciation, income, and the ability to diversify investments outside the U.S. equity market. Mutual funds are used as the plans’ investment vehicle since they have clearly stated investment objectives and guidelines, offer a high degree of investment flexibility, offer competitive long-term results, and are cost effective for small asset balances.

The Company expects to contribute $10,000,000 to its pension plans and $2,400,000 to its other postretirement benefit plans in 2004.

On December 8, 2003, President Bush signed into law a bill that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Deferring the recognition of the new Medicare provisions’ impact on the Company’s postretirement benefit plan obligation is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and a lack of authoritative accounting guidance about certain matters. The final accounting guidance could require changes to reported information.

Employees of the Canadian, Belgium and United Kingdom operations participate in defined contribution pension plans sponsored by the Company. The Company’s expense related to these plans for 2003, 2002 and 2001 was $944,000, $721,000, and $704,000, respectively.

The Company also sponsors a retirement savings plan (i.e., 401(k) plan) for all U.S. employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. The Company matches 40.0% of participant contributions up to the first 6.0% of compensation for nonunion employees and matches 50.0% of participant contributions up to the first 6.0% of compensation for union employees. For participants who are nonunion employees, the plan provides for additional employer matching based on the achievement of certain profitability goals. The plan also provides that the Company may make discretionary contributions of Knoll common stock to participant accounts on behalf of all actively employed U.S. participants. However, upon retiring or leaving the Company, participants must sell vested shares of Knoll common stock back to the plan, and any shares that are not vested at such time are forfeited by the participant and held by the plan. Participants generally vest their interest in Company contributions ratably according to years of service, with such contributions being 100% vested at the end of five years of service.

The Company’s total expense under the 401(k) plan was $2,805,000, $3,707,000, and $3,460,000 for 2003, 2002 and 2001, respectively.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. LONG-TERM INCENTIVE PLAN

In 2003, the Company adopted the Knoll Inc. Long-Term Incentive Plan. The purpose of the plan is to attract, retain, and motivate key employees of the Company and promote long-term growth and profitability. The Plan provides long-term incentives, contingent upon a change in control or upon meeting certain corporate performance goals.

Awards under the plan are based upon achieving annual Operating Profit goals for two consecutive plan years within the four-year period ending December 31, 2006. The awards pool can range from ten percent of Operating Profit if the average annual Operating Profit for two consecutive plan years equals or exceeds $125 million up to a maximum of twenty-five percent on the average annual Operating Profit up to $200 million.

An operating expense charge for the plan will be recorded when it becomes probable that performance targets will be met and an award will be paid under the plan. At December 31, 2003, management concluded that it was not probable that the performance target would be met and, therefore, no expense related to the plan was recorded. If management concludes in a future period that it is probable that the performance target will be met, the change in estimate will be reflected as a cumulative catch-up adjustment in that period.

18. STOCK PLANS

Stock Incentive Plans

The Company sponsors three stock incentive plans under which awards denominated or payable in shares or options to purchase shares of Knoll common stock may be granted to officers, certain other key employees, directors and consultants of the Company. As of December 31, 2003, a combined maximum of 20,278,438 shares were authorized for issuance under the plans. A Stock Option Committee of the Company’s Board of Directors (“Stock Option Committee”) has sole discretion concerning administration of the plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Options that are granted have a maximum contractual life of ten years.

The following table summarizes the Company’s stock option activity in the years indicated:

	2003		2002		2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	9,896,226	$11.81	8,951,468	$11.05	7,412,890	$12.76
February 2001 adjustment to outstanding	—	—	—	—	1,355,046	N/A
Granted	—	—	1,095,000	18.00	400,000	17.25
Forfeited	(254,708)	13.07	(150,242)	11.57	(216,468)	11.72

Outstanding at end of year	9,641,518	11.78	9,896,226	11.81	8,951,468	11.05

Exercisable at end of year	8,574,454	11.21	6,842,950	10.76	5,000,728	10.70

Available for future grants	1,673,182		1,418,474		2,363,232

Options were granted with an exercise price that equals the market price of a share of Knoll common stock on the date of grant, while the Company’s stock was publicly traded, or the estimated fair value of a share of Knoll common stock on the date of grant, subsequent to November 4, 1999, when the Company’s stock was no longer publicly traded. Options that were granted generally vest in installments over either a four- or five-year period, beginning one year from the date of grant.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2001, the Stock Option Committee approved certain adjustments to the outstanding options as well as the number of options available for grant under the stock incentive plans in response to dilution created by the special cash dividend paid on January 5, 2001. The adjustments included increasing the number of shares under option from 7,412,890 to 8,767,936, lowering the range of exercise prices from $7.97–$16.57 to $6.74–$14.01, and increasing the number of options available for future grants as of the time of adjustment from 2,153,168 to 2,546,764. These adjustments consequently increased the aggregate number of shares that are authorized for issuance under the stock incentive plans from 18,529,796 to 20,278,438. All vesting and term provisions of each award remained unchanged. No compensation expense was recognized in connection with these adjustments since (i) the adjustments were executed in response to an equity restructuring and (ii) the modifications to the awards did not increase the aggregate intrinsic value of each award and did not reduce the per share ratio of the exercise price to the market value.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$6.74–$8.99	2,102,724	3.63	years	$7.44	1,967,840	$7.37
$10.23–$11.31	158,490	2.83		10.91	151,390	10.94
$11.84–$12.05	5,916,164	5.00		11.89	5,873,584	11.90
$14.01–$18.00	1,464,140	7.54		17.64	581,640	17.34

$6.74–$18.00	9,641,518	5.05		11.78	8,574,454	11.21

Other Stock-Based Compensation Plans

On November 4, 1999, the Company established The Knoll Stock Ownership Award Plan, under which it may grant notional stock units to substantially all individuals employed by the Company in Canada as of the effective date of the plan. Participants vest their interest in notional stock units ratably according to years of service, with such units being 100% vested at the end of five years of service. On November 4, 1999, the Company granted a total of 109,800 notional stock units, with an estimated fair value of $14.00 per unit, to eligible employees. In January 2001, the number of notional units outstanding was adjusted, in accordance with the plan provisions, in response to the special cash dividend that was paid. Compensation expense is recognized based on the estimated fair value of notional stock units and vesting provisions. Total compensation expense (income) incurred in connection with this award was $(363,000) for 2003, $138,000 for 2002 and $248,000 for 2001. Units forfeited totaled 256; 434; and 2,270 for 2003, 2002 and 2001, respectively.

As of December 31, 2003, approximately 114,528 notional units were outstanding, of which approximately 110,676 units were vested.

As discussed in Note 16, the Company may contribute shares of Knoll common stock into participant 401(k) plan accounts at its discretion. The Company contributed 300,200 shares into the 401(k) plan for substantially all individuals employed by the Company in the U.S. as of November 4, 1999. In connection with this award, the Company recognized $4,203,000 of compensation expense, which was based on a value of $14.00 per share. During 2003, 2002, and 2001 the Company repurchased 29,200; 27,600; and 23,600 of the contributed common shares, respectively, from the 401(k) plan at a weighted average price per share of $18.00 during 2003 and 2002, and $17.10 during 2001. Such shares are held in treasury.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. SEGMENT AND GEOGRAPHIC REGION INFORMATION

In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” management evaluates the Company as one reporting segment in the office furniture industry. The Company is engaged worldwide in the design, manufacture and sale of office furniture products and accessories through its wholly owned subsidiaries. Throughout the world, the product offerings, the production processes, the methods of distribution, and the customers serviced are similar. The Company’s product offerings consist primarily of office furniture systems, seating, files and storage, and other specialty products. These product offerings are marketed, distributed, and managed primarily as a group of similar products on an overall portfolio basis.

The Company’s net sales by product category are as follows:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Office Systems	$428,555	$498,594	$666,330
Specialty Products	110,078	121,293	139,287
Seating	54,597	48,821	54,998
Files and Storage	47,162	53,000	58,262
European Products	50,139	46,108	59,539
Other	6,715	5,447	6,972

	$697,246	$773,263	$985,388

The Company markets its products in the United States and internationally, with its principal international markets being Canada and Europe. The table below contains information about the geographical areas in which the Company operates. Sales to clients are attributed to the geographic areas based on the origin of sale.

	United States	Canada	Europe	Consolidated
	(in thousands)
2003
Sales to clients	$627,844	$19,263	$50,139	$697,246
Property, plant and equipment, net	111,213	30,448	12,992	154,653

2002
Sales to clients	$708,409	$18,746	$46,108	$773,263
Property, plant and equipment, net	128,256	25,814	11,434	165,504

2001
Sales to clients	$899,042	$26,807	$59,539	$985,388
Property, plant and equipment, net	137,200	27,115	10,723	175,038

A number of U.S. government agencies purchase the Company’s products through multiple contracts with the General Services Administration (“GSA”). Sales under GSA contracts amounted to $122,839,000 in 2003, $129,288,000 in 2002, and $118,552,000 in 2001.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. QUARTERLY RESULTS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands, except per share data)
2003
Sales	$164,630	$177,014	$176,563	$179,039	$697,246
Gross profit	55,751	59,291	59,924	61,369	236,335
Net income	6,299	9,048	11,724	9,278	36,349
Earnings per share—basic	$.14	$.20	$.25	$.20	$.78
Earnings per share—diluted	$.13	$.19	$.24	$.19	$.75

2002
Sales	$197,807	$202,662	$187,696	$185,098	$773,263
Gross profit	74,132	75,996	67,047	63,186	280,361
Net income	18,583	13,238	16,276	11,675	59,772
Earnings per share—basic	$.40	$.29	$.35	$.25	$1.29
Earnings per share—diluted	$.38	$.27	$.34	$.24	$1.23

21. OTHER (EXPENSE) INCOME

	December 31
	2003	2002	2001
	(in thousands)
Foreign exchange transaction (loss) gain	$(7,733)	$(409)	$2,680
Loss on termination of interest rate swap agreements	(758)	—	—
Unrealized gain (loss) on derivatives	7,278	4,937	(7,531)
Loss on early extinguishment of debt	(1,151)	(1,940)	—
Other	(109)	345	1,181

Other (expense) income	$(2,473)	$2,933	$(3,670)

22. SUBSEQUENT EVENTS

On March 30, 2004, the Company executed a second amendment to its existing senior credit agreement. The amendment revised the related interest rates, commitment fees, and letter of credit fees that the Company will incur on outstanding borrowings and unused portions of the credit facility. Borrowings under the agreement will bear interest at a floating rate based, at the Company’s option, upon (i) the Eurodollar rate (as defined therein) plus 3.0% or (ii) the greater of the federal funds rate plus 0.5% or the prime rate plus 2.0%. The Company will incur a commitment fee of 0.50% on the unused portion of the revolving credit facility. In addition, the Company will be required to pay a letter of credit fee of 3.0%, and an issuing lender fee equal to 0.25% on the amount available to be drawn under letters of credit. The amendment also revised certain covenants as set forth in the credit agreement.

On November 14, 2004, a two-for-one stock split of the Company’s common stock was authorized by the Company’s Board of Directors. The stock split will be effective as of the date of the Company’s filing of an amended and restated certificate of incorporation, which will occur immediately prior to the completion of its initial public offering. All references in the consolidated financial statements to common shares, common stock options, common share prices and per share amounts have been adjusted retroactively for all periods presented to

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reflect this split. In connection with this split, the Company’s Board of Directors also approved an increase in the number of authorized shares of common stock from 100 million shares to 200 million shares. The Company’s authorized preferred shares and per share amounts are not impacted by the stock split.

On November 22, 2004, the Company’s Board of Directors passed a resolution to amend its 1999 Stock Incentive Plan to increase the number of shares of common stock authorized for issuance under that plan by 3,000,000 shares. Further, the Board of Directors authorized the issuance of 1,600,000 performance-based restricted stock awards to a group of employees effective upon the completion of an Initial Public Offering prior to December 31, 2004.

KNOLL, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

(dollars in thousands, except per share data)

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,336	$11,517
Customer receivables, net	95,627	91,271
Inventories	46,344	38,354
Deferred income taxes	14,396	14,338
Other current assets	9,073	5,702

Total current assets	177,776	161,182

Property, plant, and equipment, net	146,651	154,653
Goodwill, net	45,121	45,101
Intangible assets, net	191,740	190,365
Other non-trade receivables	4,937	5,602
Other noncurrent assets	3,006	4,098

Total assets	$569,231	$561,001

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$4,348	$81,340
Accounts payable	54,423	54,502
Income taxes payable	10,724	—
Other current liabilities	52,181	53,578

Total current liabilities	121,676	189,420

Long-term debt	421,433	299,531
Deferred income taxes	39,840	39,908
Postretirement benefits other than pensions	22,440	21,149
Pension liability	10,427	8,768
International retirement obligation	5,944	5,313
Other noncurrent liabilities	4,120	5,031

Total liabilities	625,880	569,120
Stockholders’ equity (deficit):
Common stock, $0.01 par value; authorized 100,000,000 shares; 46,295,758 and 46,306,858 shares issued and outstanding (net of 116,500 and 105,400 treasury shares) in 2004 and 2003, respectively	463	463
Additional paid-in capital	1,750	1,937
Accumulated deficit	(62,679)	(12,068)
Accumulated other comprehensive income	3,817	1,549

Total stockholders’ deficit	(56,649)	(8,119)

Total liabilities and stockholders’ deficit	$569,231	$561,001

See accompanying notes to unaudited interim consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(dollars in thousands, except per share data)

	Nine months ended
	September 30, 2004	September 30, 2003
Net sales	$513,586	$518,207
Cost of goods sold	341,349	343,241

Gross profit	172,237	174,966
Selling, general, and administrative expenses	121,501	110,430

Operating income	50,736	64,536
Interest expense	13,233	15,225
Other expense	(2,185)	(2,152)

Income before income tax expense	35,318	47,159

Income tax expense	15,328	20,088

Net income	$19,990	$27,071

Net earnings per share:
Basic	$0.43	$0.58

Diluted	$0.42	$0.56

Cash dividends declared per share:	$1.53	$—

Weighted-average shares of common stock outstanding:
Basic	46,300,556	46,320,752

Diluted	47,964,546	48,423,726

See accompanying notes to unaudited interim consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

	Nine months ended
	September 30, 2004	September 30, 2003
	(unaudited)

Cash flows from operating activities
Net earnings	$19,990	$27,071
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	15,921	21,721
Amortization of intangible assets	1,539	1,038
Loss on early extinguishment of debt	—	1,151
Write-off of deferred financing fees	2,517	—
Proceeds from settlement of foreign currency contracts	—	1,484
Foreign currency loss	996	4,821
Proceeds from termination of interest rate swap agreements	—	4,770
Other noncash items	(795)	(4,610)
Changes in assets and liabilities net of effects of acquisition:
Customer receivables	(4,058)	6,931
Inventories	(7,662)	11,690
Accounts payable	(270)	(2,340)
Current and deferred income taxes	10,605	6,953
Other current assets	(3,525)	(513)
Other current liabilities	(3,246)	(23,263)
Other noncurrent assets and liabilities	4,189	6,994

Net cash provided by operating activities	36,201	63,898

Cash flows from investing activities
Capital expenditures	(7,146)	(5,967)
Proceeds from disposal of property, plant, and equipment	1	223
Purchase of license agreement	—	(630)

Net cash used in investing activities	(7,145)	(6,374)

Cash flows from financing activities
(Repayment) proceeds from revolving credit facility net	(223,750)	44,000
Proceeds from issuance of long term debt	425,000	—
Repayment of long-term debt	(156,250)	(102,336)
Deferred financing fees	(5,431)	—
Premium paid for early extinguishments of debt	—	(1,037)
Payment of dividend	(68,183)	—
Purchase of common stock	(186)	(488)

Net cash used for financing activities	(28,800)	(59,861)
Effect of exchange rate changes on cash	563	1,738

Net (increase) decrease in cash	819	(599)
Cash and cash equivalents at beginning of period	11,517	12,873

Cash and cash equivalents at end of period	$12,336	$12,274

See accompanying notes to unaudited interim consolidated financial statements.

KNOLL, INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Knoll, Inc. (the Company) have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The consolidated balance sheet of the Company, as of December 31, 2003, was derived from the Company’s audited consolidated balance sheet as of that date. All other consolidated financial statements contained herein are unaudited and reflect all adjustments which are, in the opinion of management, necessary to summarize fairly the financial position of the Company and the results of the Company’s operations and cash flows for the periods presented. All of these adjustments are of normal recurring nature. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year 2003.

NOTE 2: NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised 2003), Employer’s Disclosures about Pensions and Other Postretirement Benefits. The revisions to SFAS No. 132 are intended to improve financial statement disclosures for defined benefit plans and was initiated in 2003 in response to concerns raised by investors and other users of financial statements, about the need for greater transparency of pension information. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs, and other relevant quantitative and qualitative information. The guidance is effective for fiscal years ending after December 15, 2003. The Company has complied with these revised disclosure requirements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 introduces a new consolidation model that determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The consolidation requirements apply immediately to variable interest entities created after January 31, 2003, and apply to all other variable interest entities in the first interim period ending after March 15, 2004. The consolidation requirements did not have a material effect on the Company’s financial statements.

In the fourth quarter of 2003, Congress passed the Medicare Prescription Drug Act of 2003, which authorized Medicare to provide prescription drug benefits to retirees. To encourage employers to retain or provide postretirement drug benefits for their Medicare-eligible employees, beginning in 2006, the federal government will begin to make subsidy payments to employers who sponsor postretirement benefit plans under which retirees receive prescription drug benefits that are “actuarially equivalent” to the prescription drug benefits provided under Medicare. In May 2004, FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”), was issued which provides guidance on accounting for the effects of the new Medicare legislation. Adoption of FSP No. 106-2, which is effective in the third quarter of 2004, did not materially impact Knoll’s consolidated financial statements.

KNOLL, INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 3: INVENTORIES

Inventories, net consist of:

	September 30, 2004	December 31, 2003
	(in thousands)
Raw Materials	$23,312	$20,125
Work-in-Process	5,123	5,893
Finished Goods	17,909	12,336

	$46,344	$38,354

NOTE 4: INCOME TAXES

The Company’s income tax provisions for all periods consist of federal, state and foreign income taxes. The tax provisions for the nine months ended September 30, 2004 and 2003 were based on the estimated effective tax rates applicable for the full years ending December 31, 2004 and 2003, after giving effect to items specifically related to the interim periods. The Company’s effective tax rate was 43% for the nine months ended September 30, 2004 and 2003. The Company’s effective tax rate is higher than federal, state and foreign statutory rates as a result of losses realized in certain non-U.S. jurisdictions for which no tax benefits have been recognized.

NOTE 5: INDEBTEDNESS

On September 30, 2004, the Company terminated its previously existing senior credit facility and entered into a new $488 million senior secured credit facility consisting of a $425 million term loan and a $63 million revolving credit line. The Company used the proceeds of the term loan to repay amounts outstanding under the previously existing senior credit facility, plus accrued interest, totalling $355.2 million and to pay transaction costs associated with the new credit facility of $3.9 million. In addition, the proceeds from the borrowing funded a $70.6 million dividend to the Company’s stockholders (see Note 6). No amounts have been borrowed under the revolving credit line as of September 30, 2004.

The $425 million term loan is subject to a .25% quarterly principal amortization equal to $1.0625 million per quarter with the remaining principal payment of approximately $396.3 million due on September 30, 2011. Obligations under the credit facility are secured by substantially all of the Company’s assets, including the capital stock of the Company. Borrowings under the credit agreements bear interest at a floating rate based, at the Company’s option, upon (i) a libor rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. Under the terms of the credit facility, the Company is required to prepay certain principal in the event of any termination of all the Revolving Credit Commitments. The effective borrowing rate as of September 30, 2004 is 5.0%.

In October 2004, as required by the Company’s new credit facility, the Company entered into an interest rate swap agreement and an interest rate cap agreement for purposes of managing its risk in market interest rate fluctuations. These agreements hedge interest rate risk on a notional amount of approximately $212.5 million of the Company’s borrowings under the new credit facility.

NOTE 6: DIVIDENDS

On September 27, 2004, the Company’s Board of Directors declared a $1.525 per share cash dividend payable to stockholders of record as of that date resulting in total dividends of $70.6 million. On September 30, 2004, the Company paid $68.2 million of the declared dividends and recorded an accrual for the remaining $2.4 million to be paid to stockholders.

KNOLL, INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 7: WARRANTY

The Company provides for estimated product warranty expenses when the related products are sold and are included in other current liabilities. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented. An analysis of changes in the liability for product warranties is as follows:

	Nine months ended
	September 30, 2004	September 30, 2003
	(in thousands)
Balance at beginning of period	$5,647	$7,110
Provision for warranty claims	4,413	3,496
Warranty claims paid	(5,136)	(4,613)

Balance at end of period	$4,924	$5,993

NOTE 8: PENSIONS

The Company has adopted the disclosure requirements of SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits as is reflected in Note 16 of its consolidated financial statements for the year ended December 31, 2003. The following table presents the interim disclosure requirements of components of the Company’s net periodic cost (benefit) related to its defined benefit pension plans for the nine months ended September 30, 2004 and 2003:

	Pension Benefits		Other Benefits
	Nine months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(in thousands)
Service cost	$6,742	$6,547	$653	$626
Interest cost	3,413	2,975	1,215	1,150
Expected return on plan assets	(3,125)	(3,761)	—	—
Amortization of prior service cost	58	58	(168)	(168)
Recognized actuarial loss	267	103	202	121

Net periodic benefit cost	$7,355	$5,922	$1,902	$1,729

Significant assumptions used in the accounting for the pension benefit plans are as follows:

	Pension Benefits		Other Benefits
	Nine months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	8.50%	8.50%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The Company expects to make cash contributions during the period October 1, 2004 through December 31, 2004 of approximately $1,317 to its Pension Benefits plans and $0 to its Other Benefits plan.

KNOLL, INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 9: STOCK PLANS

Under APB No. 25, if the exercise price of the Company’s employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended, to options granted under the stock option plans. For purposes of this pro forma disclosure, the estimated value of the options is amortized ratably to expense over the options vesting periods. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	Nine months ended
	September 30, 2004	September 30, 2003
	(in thousands, except per share data)
Net income—as reported	$19,990	$27,071
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(964)	(1,264)

Net	$19,026	$25,807

Net income per common share—basic—as reported	$0.43	$0.58
Net income per common share—basic—pro forma	$0.41	$0.56
Net income per common share—diluted—as reported	$0.42	$0.56
Net income per common share—diluted—pro forma	$0.40	$0.53
Weighted average fair value of options granted during the period	$4.61	$—

NOTE 10: OTHER COMPREHENSIVE INCOME

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss).

	Nine months ended
	September 30, 2004	September 30, 2003
	(in thousands)
Net income	$19,990	$27,071
Other comprehensive income:
Foreign currency translation adjustments	2,268	13,605

Total comprehensive income	$22,258	$40,676

KNOLL, INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 11: EARNINGS PER SHARE

Net income per share—basic is based on the weighted average number of shares of Common Stock outstanding. Net income per share—diluted reflects the potential dilution that could occur if stock options were exercised. Weighted average common shares and common shares—diluted were as follows:

	Nine months ended
	September 30, 2004	September 30, 2003
Weighted average shares of common stock outstanding—basic	46,300,556	46,320,752
Assumed exercise of stock options, net of shares assumed reacquired	1,663,990	2,102,974

Weighted average common shares—diluted	47,964,546	48,423,726

During the nine months ended September 30, 2004 and 2003 there were 2,535,000 and 1,075,000 outstanding employee stock options, respectively, that are out-of-the money and therefore were excluded from the calculation of the dilutive effect of employee stock options.

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company is currently involved in matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 13: SUBSEQUENT EVENTS

On November 14, 2004, a two-for-one stock split of the Company’s common stock was authorized by the Company’s Board of Directors. The stock split will be effective as of the date of the Company’s filing of an amended and restated certificate of incorporation, which will occur immediately prior to the completion of its initial public offering. All references in the interim consolidated financial statements to common shares, common stock options, common share prices and per share amounts have been adjusted retroactively for all periods presented to reflect this split. In connection with this split, the Company’s Board of Directors also approved an increase in the number of authorized shares of common stock from 100 million shares to 200 million shares. The Company’s authorized preferred shares and per share amounts are not impacted by the stock split.

On November 22, 2004, the Company’s Board of Directors passed a resolution to amend its 1999 Stock Incentive Plan to increase the number of shares of common stock authorized for issuance under that plan by 3,000,000 shares. Further, the Board of Directors authorized the issuance of 1,600,000 performance-based restricted stock awards to a group of employees effective upon the completion of an Initial Public Offering prior to December 31, 2004.

Tables & Desks

REFERENCE™

AUTOSTRADA™
NEW YORK CITY SHOWROOM

KnollExtra®

ACT I™

WISHBONE™

JELLYFISH™

KnollTextiles™

LIFE™

Knoll Space

RISOM
COLLECTION

BREUER
COLLECTION

SAARINEN
COLLECTION

BERTOIA
COLLECTION

Knoll Essentials

Knoll Essentials
Knoll

AUTOSTRADA™
NEW YORK CITY SHOWROOM

"The urge for good design is the same as the urge to go on living. The assumption is that somewhere, hidden, is a better way of doing things."

Harry Bertoia

Spinneybeck®
LEATHERS & LEATHER PRODUCTS

Through and including January 7, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.